File  Nos. 333-137411/811-8052

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. 1	☒
Post-Effective Amendment No.	☐

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 56	☒

(Check appropriate box or boxes.)

SYMETRA SEPARATE ACCOUNT C

(Exact Name of Registrant)

Symetra Life Insurance Company

(Name of Depositor)

777 108th Ave NE, Suite 1200, Bellevue, WA	98004
(Address of Depositor’s Principal Executive Offices)	(Zip Code)

Depositor’s Telephone Number, including Area Code (425) 256-8000

Name and Address of Agent for Service

Jacqueline M. Veneziani

777 108th Ave NE, Suite 1200

Bellevue, Washington 98004

(425) 256-5026

Approximate date of Proposed Public Offering:

As Soon as Practicable after the effective date of this registration statement.

If appropriate, check the following:

☐ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered:  Individual Flexible Premium Variable Annuity Contracts

Symetra Focus

Variable Annuity

issued by

SYMETRA SEPARATE ACCOUNT C

and

SYMETRA LIFE INSURANCE COMPANY

This prospectus describes an individual flexible premium deferred variable annuity contract, the Symetra Focus Variable Annuity Contract, and contains important information. Please read it before investing and keep it on file for future reference. This prospectus does not constitute an offering in any jurisdiction in which the contract may not lawfully be sold.

Investment in a variable annuity contract is subject to risks, including the possible loss of principal. The contracts are not deposits or obligations of, or guaranteed or endorsed by, any financial institution; and are not insured or guaranteed by the Federal Deposit Insurance Corporation, or any other government agency.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Dated: May 16, 2007

FIDELITY® VARIABLE INSURANCE PRODUCTS

•  Fidelity VIP Index 500 Portfolio - Initial Class

•  Fidelity VIP Money Market Portfolio - Initial Class

FINANCIAL INVESTORS VARIABLE INSURANCE TRUST

•  Ibbotson Aggressive Growth ETF Asset Allocation Portfolio - Class I

•  Ibbotson Balanced ETF Asset Allocation Portfolio - Class I

•  Ibbotson Conservative ETF Asset Allocation Portfolio - Class I

•  Ibbotson Growth ETF Asset Allocation Portfolio - Class I

•  Ibbotson Income and Growth ETF Asset Allocation Portfolio - Class I

VANGUARD® VARIABLE INSURANCE FUND PORTFOLIOS

•  Vanguard VIF - Balanced Portfolio

•  Vanguard VIF - High Yield Bond Portfolio

•  Vanguard VIF - International Portfolio

•  Vanguard VIF - Mid-Cap Index Portfolio

•  Vanguard VIF - REIT Index Portfolio

•  Vanguard VIF - Total Bond Market Index Portfolio

•  Vanguard VIF - Total Stock Market Index Portfolio

Symetra Focus Prospectus

You can allocate your contract cash value to Symetra Separate Account C ("Separate Account"), which invests in the Sub-accounts listed here. The Portfolio prospectuses for each of the Sub-accounts available through the Separate Account should be read in conjunction with this prospectus and, if not included with this prospectus, are available by request at no charge.

To learn more about the Symetra Focus Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated May 16, 2007. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally part of the prospectus. You may request a free copy of the SAI, a paper copy of this prospectus, if you have received it in an electronic format, or a prospectus for any of the underlying Portfolios, by calling us at 1-800-796-3872 or writing us at: PO Box 3882, Seattle, WA 98124-3882. The table of contents for the SAI can be found at the end of this prospectus. The SEC maintains a website at http://www.sec.gov that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically.

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Withdrawal for Investment Adviser Fees	16

Non-qualified Contracts	16

Taxation of Annuity Payments	16

Exchanges	16

Diversification	17

Tax Withholding	17

7. ACCESS TO YOUR MONEY	17

Surrendering Your Contract	17

Healthcare Confinement	17

Repetitive Withdrawals	17

TSA Withdrawal Restrictions	18

Minimum Value Requirements	18

8. DEATH BENEFIT	18

Standard Death Benefit and Age Extension Rider	18

Payment of Death Benefit	19

Beneficiary	20

Death During the Income Phase	20

9. OTHER INFORMATION	20

Symetra Life	20

Separate Account	20

Changes to the Separate Account	21

Distribution (Principal Underwriter)	21

Amendments to the Contract	21

Legal Proceedings	21

Right to Suspend Annuity Payments, Transfers, or Withdrawals	21

Reduction of Charges or Additional Amounts Credited	22

Website Information	22

Financial Statements	22

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION	22

APPENDIX A: CALCULATION OF SURRENDER AND WITHDRAWAL CHARGES	A-1

APPENDIX B: ACCUMULATION UNIT VALUE HISTORY	B-1

Symetra Focus Prospectus

DEFINED TERMS

We have used simple, clear language as much as possible in this prospectus. However, by the very nature of the contracts certain technical words or terms are unavoidable. We have identified the following as some of these words or terms.

Accumulation Phase	The period between the date we allocate your first Purchase Payment and the Annuity Date. During this phase, you can invest money in your contract.

Accumulation Unit	A unit of measure we use to calculate the value in a Sub-account during the Accumulation Phase.

Annuitant	The natural person on whose life annuity payments for this contract are based. You are the Annuitant unless you designate someone else before the Annuity Date.

Annuity Date	The date annuity payments begin under an annuity option. This date must be before the maximum annuitization date specified in your contract.

Annuity Unit	A unit of measure we use to calculate the value of variable annuity payments during the Income Phase.

Beneficiary	The person or entity designated to receive any contract benefits upon the Owner's death.

Business Day	Any day the New York Stock Exchange is open for regular trading.

Contract Date	The Business Day your initial Purchase Payment and all required information are received at Symetra Life. The Contract Date is identified on the contract data page.

Contract Value	The sum of the value of the Sub-accounts attributable to your contract.

Contract Year	A 12-month period starting on the Contract Date and each anniversary of that date.

Income Phase	The period beginning on the Annuity Date during which the payee receives annuity payments.

NYSE	The New York Stock Exchange.

Net Investment Factor	A unit of measure we use in calculating the daily change in Accumulation Unit value for each Sub-account.

Owner	The person or legal entity entitled to exercise all rights and privileges under the contract. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the contract. Any reference to Owner in this prospectus includes any joint Owner.

Portfolios	The variable investment options available under the contract.

Purchase Payment	An amount paid to Symetra Life for allocation under the contract, less any premium tax due at the time the payment is made.

Separate Account	Symetra Separate Account C, a segregated asset account established under Washington law.

Sub-account	A division of the Separate Account for which Accumulation Units and Annuity Units are separately maintained. Each Sub-account invests exclusively in a particular Portfolio. Your contract generally refers to "Portfolios" when referring to Sub-accounts.

Symetra Focus Prospectus

SUMMARY

Topics in this Summary correspond to sections in the prospectus which discuss them in more detail.

THE ANNUITY CONTRACT

The prospectus describes generally applicable provisions of the annuity contract. You should refer to your contract for any variations required by your state. The provisions of your contract control if inconsistent with any of the provisions in the prospectus.

The annuity contract (the "contract") is an agreement between you, the Owner, and Symetra Life Insurance Company ("Symetra Life", "we", and "us"). It is designed to help you invest on a tax-deferred basis and meet long-term financial goals, such as retirement funding. The contract provides for a guaranteed income or a death benefit. You should not buy the contract if you are looking for a short-term investment or if you cannot accept the risk of getting back less money than you put in.

You may divide your money among the Sub-accounts available under the contract. Each Sub-account purchases the share of a corresponding underlying Portfolio. The value of the Sub-accounts can fluctuate up or down, based on the investment performance of the underlying investments. Your investment in the Sub-accounts is not guaranteed and you may lose money. Your choices for the various Sub-accounts are found in Section 4.

Like many annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. Earnings accumulate on a tax-deferred basis and are treated as income when you make a withdrawal. Your earnings or losses are based on the investment performance of the Sub-accounts you selected. During the Income Phase, the payee (you or someone you choose) will receive payments from your annuity.

The amount of money you are able to accumulate in your contract during the Accumulation Phase will determine the amount of payments during the Income Phase.

ANNUITY PAYMENTS (INCOME PHASE)

You can select from one of four payment options: Life Annuity; Life Annuity with Guaranteed Period; Joint and Survivor Life Annuity; or Period Certain Annuity. This selection cannot be changed once you switch to the Income Phase. However, switching to the Income Phase does not affect the available investment options under a variable annuity option. You can choose to have fixed or variable payments, or both, for all options other than period certain options. You may choose only fixed payments for Period Certain Annuity options. Any portion of annuity payments that you elect to have as variable payments will be based on investment in the Sub-accounts and will vary in amount depending on investment performance.

PURCHASE

You can buy the contract with $10,000. You can add $10,000 or more as often as you like during the Accumulation Phase. Any Purchase Payment in excess of $1 million dollars requires our prior approval.

INVESTMENT OPTIONS

Currently, this contract offers 14 Portfolios through the Sub-accounts of Separate Account C. Depending upon market conditions, you can make or lose money in any of these Sub-accounts. We reserve the right to add, combine, restrict or remove any Sub-account available as an investment option under your contract.

CHARGES & EXPENSES

The contract has insurance features and investment features, and there are costs related to each.

We deduct insurance charges which equal a maximum of up to 1.35% annually of the average daily net assets of each Sub-account. The insurance charges are deducted daily and include: a mortality and expense risk charge which equals 0.95% annually, and an asset related administration charge which equals a maximum of up to 0.40% annually.

Each Contract Year, we deduct an annual administration maintenance charge from your contract. This charge is $40 and is waived if the value of your contract is $50,000 or more.

If you take more than 10% of your Contract Value out in a Contract Year, you may be assessed a surrender charge. The amount of this charge depends upon the length of time each Purchase Payment has been in your contract. The charge is based upon the amount withdrawn and starts at 7% from the date the Purchase Payment is made and declines until the eighth and later years of each Purchase Payment when there is no charge.

A separate withdrawal charge equal to $25 may apply to each withdrawal after the first in a Contract Year.

You can transfer between Sub-accounts up to 12 times per Contract Year free of a transfer charge. Your transfers may be limited, however, by market timing and excessive trading policies and procedures. A transfer charge equal to the lesser of $10 or 2% of the amount being transferred may apply to each additional transfer.

In a limited number of states there is a premium tax of up to 3.5%, depending upon the state. In this case, a premium tax charge for the payment of these taxes may be deducted.

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There are also annual Portfolio expenses which vary depending upon the Portfolios you select. In 2006, these expenses ranged from 0.10% to 0.94%.

An additional death benefit option called the Guaranteed Minimum Death Benefit - Age Extension ("GMDB - Age Extension") is available. If you elect the GMDB - Age Extension rider, we will deduct an additional charge of 0.10% from the average daily net assets of each Sub-account.

The Fee Table following this Summary show the various expenses you will incur directly and indirectly by investing in the contract. There are situations where all or some of the Owner transaction expenses do not apply. See Section 5 - Charges & Expenses for a more detailed discussion.

TAXES

Generally, earnings and amounts equal to Purchase Payments are not taxed until you withdraw them from the contract. During the Accumulation Phase, if you take a withdrawal from the contract you are taxed first on earnings. Earnings are taxed as ordinary income. Exceptions may apply to contracts issued in connection with certain retirement plans. If you are younger than 59 1/2 when you withdraw money from the contract, you may be charged a 10% penalty on the taxable amount. During the Income Phase, annuity payments are considered partly a return of your original investment and partly earnings, and are taxed in the year received.

ACCESS TO YOUR MONEY

You may withdraw money at any time during the Accumulation Phase unless you are restricted by requirements of a retirement plan. Each Contract Year, you can take up to 10% of the Contract Value without paying a surrender charge. Amounts in excess of 10% may be subject to a surrender charge. This charge varies based on the ages of your particular Purchase Payments. You may have to pay income taxes and tax penalties on any money you withdraw from the contract.

PERFORMANCE

The value of your contract will vary up or down depending upon the investment performance of the Sub-accounts you choose. Past performance is not a guarantee of future results.

DEATH BENEFIT

If you die before moving to the Income Phase, we will pay a death benefit as described in Section 8 - Death Benefit.

OTHER INFORMATION

Right to Examine. If you cancel the contract within 10 days after receiving it (or any longer period that is required in your state), we will send your money back without assessing a surrender charge or any other charges. You will receive:

•  whatever your contract is worth on the day we receive your request which may be more or less than your original Purchase Payment;

•  a return of Purchase Payments; or

•  the greater of the two, depending on state law requirements or if your contract is an IRA, ROTH IRA, SIMPLE IRA or SEP IRA.

Transactions. Under the following strategies, you can initiate transfers or withdrawals as desired or schedule them in advance. These are available at no additional charge.

•  Dollar Cost Averaging: You may elect to automatically transfer a set amount from any Sub-account to any of the other Sub-accounts monthly or quarterly. This feature attempts to achieve a lower average cost per unit over time.

•  Appreciation Sweep: If your balance in the Fidelity VIP Money Market Portfolio is at least $10,000, you may elect to have interest from earnings from the Fidelity VIP Money Market Portfolio automatically swept monthly, quarterly, semi-annually, or annually into any other Sub-account of your choice.

•  Sub-account Rebalancing: If your Contract Value equals or exceeds $10,000, you may elect to have each Sub-account rebalanced quarterly, semiannually, or annually to maintain your specified allocation percentages.

•  Repetitive Withdrawals: You may elect to receive monthly, quarterly, or annual checks during the Accumulation Phase. Any money you receive may result in contract charges, income taxes, and tax penalties.

Qualified Contracts. You may purchase the contract as an Individual Retirement Annuity ("IRA"), Roth IRA, SIMPLE IRA, SEP IRA, Tax Sheltered Annuity ("TSA"), or Roth TSA, which we also refer to as qualified contracts because they are qualified to provide you certain tax deferral features under the Internal Revenue Code. You do not have to purchase an annuity contract to obtain the same type of tax deferral as provided by other qualified retirement arrangements. However, the contract provides features and benefits not provided by such other arrangements. There are costs and expenses under the contract related to these benefits and features. You should consult your tax advisor to determine whether the use of the contract within a qualified retirement plan is an appropriate investment for you.

Exchanges. It may not be in your best interest to surrender an existing annuity contract or to exchange one annuity contract for another in a "tax-free" exchange under Section 1035 of the Internal Revenue Code of 1986, as amended, in connection with purchase of the contract. You should compare both contracts carefully. There may be a surrender charge on your

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old contract, there will be a new surrender charge period under this contract, other charges may be higher (or lower), and the benefits will probably be different. You should not exchange another annuity contract for this one unless you determine, after knowing all of the facts, that the exchange is in your best interest and not just better for the person trying to sell you this contract (that person will generally be paid a commission if you buy this contract through an exchange or otherwise).

State Variations. Certain provisions of the contract may be different from the general description in this prospectus, and certain riders and options may not be available, because of legal restrictions in your state. See your contract for specific variations since any such state variations will be included in your contract or in riders or endorsements attached to your contract. See your agent or contact us for specific information that may be applicable to your state.

INQUIRIES

If you need more information, please contact us at our "Home Office":

Symetra Life Insurance Company
777 108th Ave. NE, Suite 1200
Bellevue, WA 98004

1-800-796-3872
http://www.symetra.com

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SYMETRA SEPARATE ACCOUNT C FEE TABLE

The purpose of the Fee Table is to show you the various fees and expenses you will incur directly and indirectly by buying and owning the contract. The Fee Table reflects the expenses of the Separate Account as well as the Portfolios.

The Owner Transaction Expenses Table describes the fees and expenses that you will pay when you make withdrawals or transfer money between investment options. State Premium Taxes may also be deducted.

OWNER TRANSACTION EXPENSES	AMOUNT DEDUCTED
SURRENDER CHARGE (1) (2) (3) (As a percentage of the Purchase Payment withdrawn based on complete years elapsed since the receipt of the Purchase Payment)	Years Elapsed: Percentage:	0 7%	1 7%	2 7%	3 6%	4 6%	5 5%	6 4%	7 0%

WITHDRAWAL CHARGE (4) (Assessed for each withdrawal after the first withdrawal in a Contract Year)	$ 25

TRANSFER CHARGE (Assessed for each transfer in excess of 12 transfers in a Contract Year)	$10 or 2% of amount transferred whichever is less

(1)  Surrender Charges may be reduced if contracts are sold to a large group of individuals.

(2)  The aggregate of the surrender charge and withdrawal charge will not exceed 9% of purchase payments.

(3)  We eliminate this charge for individual retirement annuities purchased with rollovers of $20,000 or more from employer-sponsored plans that own group variable annuities issued by us.

(4)  We eliminate this charge for withdrawals taken through EFT, annuity payments, repetitive withdrawals or if you withdraw the entire Contract Value.

The Periodic Charges Table below describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Portfolio fees and expenses. This table also includes the charges you would pay if you added optional benefits to your contract.

PERIODIC CHARGES Shown As An Annual Rate (Not Including Portfolio Operating Fees And Expenses)	AMOUNT DEDUCTED
ANNUAL ADMINISTRATION MAINTENANCE CHARGE (1)	$40
SEPARATE ACCOUNT ANNUAL EXPENSES (As a percentage of average daily net assets of each Sub-account)
Maximum Mortality And Expense Risk Charge	0.95%
Maximum Asset Related Administration Charge (2)	0.40%
TOTAL MAXIMUM SEPARATE ACCOUNT ANNUAL EXPENSES	1.35%
CHARGES FOR OPTIONAL FEATURE - Shown As An Annual Rate
GUARANTEED MINIMUM DEATH BENEFIT AGE EXTENSION (as a percentage of the average daily net assets of each Sub-account)	0.10%

(1)  We do not deduct this charge if the Contract Value is at least $50,000 when the deduction is to be made.

(2)  The asset-related administration charge is based upon your Contract Value as of the start of each Contract Year. Your asset-related administration charge may be less than the maximum charge of 0.40%. Please see the chart below for the range of charges.

ASSET-RELATED ADMINISTRATION CHARGE (deducted daily and shown here as an annual rate)
Contract Value	$0 to $99,999.99	$100,000.00 to $249,999.99	$250,000.00 to $499,999.99	$500,000.00 to $999,999.99	$1 million or more
Charge	0.40%	0.35%	0.25%	0.15%	0.05%

The Total Annual Portfolio Expense Table shows the lowest and highest total operating expenses deducted from Portfolio assets that you would have paid as of the end of the fiscal year December 31, 2006. Actual expenses in the future may be higher. More detail concerning each individual Portfolio company's fees and expenses is contained in the prospectus for each Portfolio.

TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES	Lowest	Highest
Expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees and other expenses	0.10%	0.94%

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EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract Owner transaction expenses, contract fees, Separate Account annual expenses (including the mortality and expense risk charge, the asset-related administration charge and if applicable the GMDB - Age Extension Rider), and the Portfolio fees and expenses.

For purposes of calculating the examples, we use an average annual administration maintenance charge based on the charges paid in 2006. The examples do not reflect premium taxes that may apply depending on the state where you live, and assume no transfers or partial withdrawals. The examples do not take into consideration any fee waiver or reimbursement arrangements of the underlying Portfolios. If these arrangements were taken into consideration, the expenses shown would be lower. We based annual expenses of the underlying Portfolios on data provided by the Portfolio companies for the year ended December 31, 2006. We did not independently verify the data provided; but we did prepare the examples.

The examples should not be considered a representation of past or future expenses. Your actual costs may be higher or lower. The 5% annual return assumed in the examples is purely hypothetical. Actual returns (investment performance) will vary and may be more or less than 5%.

EXAMPLES WITH STANDARD FEATURES

You would pay the following expenses on a $10,000 investment in the contract for the time periods indicated below assuming that your investment has a 5% return each year.

THE FOLLOWING EXAMPLE ASSUMES THE HIGHEST FEES AND EXPENSES OF ANY OF THE PORTFOLIOS.

If You Surrender Your Contract At The End of Each Time Period

1 Year	3 Years	5 Years	10 Years
$919	$1,516	$2,039	$3,039

If The Contract Is Not Surrendered or Is Annuitized

1 Year	3 Years	5 Years	10 Years
$275	$843	$1,436	$3,039

THE FOLLOWING EXAMPLE ASSUMES THE LOWEST FEES AND EXPENSES OF ANY OF THE PORTFOLIOS.

If You Surrender Your Contract At The End of Each Time Period

1 Year	3 Years	5 Years	10 Years
$840	$1,280	$1,642	$2,193

If The Contract Is Not Surrendered or Is Annuitized

1 Year	3 Years	5 Years	10 Years
$191	$590	$1,014	$2,193

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EXAMPLES WITH GUARANTEED MINIMUM DEATH BENEFIT AGE EXTENSION

You would pay the following expenses on a $10,000 investment in the contract for the time periods indicated below assuming that you elect the GMDB - Age Extension and your investment has a 5% return each year.

THE FOLLOWING EXAMPLE ASSUMES THE HIGHEST FEES AND EXPENSES OF ANY OF THE PORTFOLIOS.

If You Surrender Your Contract At The End of Each Time Period

1 Year	3 Years	5 Years	10 Years
$928	$1,543	$2,085	$3,134

If The Contract Is Not Surrendered or Is Annuitized

1 Year	3 Years	5 Years	10 Years
$285	$873	$1,485	$3,134

THE FOLLOWING EXAMPLE ASSUMES THE LOWEST FEES AND EXPENSES OF ANY OF THE PORTFOLIOS.

If You Surrender Your Contract At The End of Each Time Period

1 Year	3 Years	5 Years	10 Years
$849	$1,308	$1,690	$2,298

If The Contract Is Not Surrendered or Is Annuitized

1 Year	3 Years	5 Years	10 Years
$201	$620	$1,065	$2,298

Different fees may be imposed during the Income Phase. Please see Section 5 - Charges & Expenses for a more detailed description.

CONDENSED FINANCIAL INFORMATION
As this is a new product, there is no Accumulation Unit value history available for Appendix B.

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1. THE ANNUITY CONTRACT

This prospectus describes a variable annuity contract offered by Symetra Life.

The annuity contract is an agreement between Symetra Life and you, the Owner, where we promise to pay an income in the form of annuity payments, beginning on a date you select, or a death benefit. When you are investing money, your contract is in the Accumulation Phase. Once you begin receiving annuity payments, your contract is in the Income Phase.

Contracts owned by or for individuals generally benefit from tax deferral under the Internal Revenue Code of 1986, as amended ("Code"). You can change your investment allocation or transfer between investment options without paying tax on contract earnings until you withdraw money from the contract.

The contract is called a variable annuity because you can choose among the available Sub-accounts. Each Sub-account invests in a corresponding Portfolio and you can make or lose money depending upon market conditions. The investment performance of the Sub-account(s) you select affects the value of your contract and, therefore, affects the amount of the annuity payments available at the time of annuitization. Investment performance of the Sub-account(s) also impacts the amount of any variable annuity payments. You may also choose fixed annuity payments. Unlike variable annuity payments, once the Income Phase begins fixed annuity payments are not affected by the investment performance of the Sub-accounts.

OWNER

The Owner ("you") is as shown on the contract application, unless changed. You, as the Owner, may exercise all ownership rights under the contract.

The contract can be owned by joint Owners. Each joint Owner has equal ownership rights and must exercise those rights jointly.

Use care when naming joint Owners and Beneficiaries and consult your agent or other advisor if you have questions.

ANNUITANT

The Annuitant(s) is/are the person(s) on whose life/lives annuity payments are based. You are the Annuitant unless you designate someone else before switching to the Income Phase. Owners who are non-natural persons (e.g., corporations or trusts) may not change the Annuitant.

BENEFICIARY

The Beneficiary is the person or entity that is entitled to receive a benefit as described in Section 8 - Death Benefit. You initially name the Beneficiary on your contract application and it can be changed at any time unless you have designated the Beneficiary as irrevocable.

ASSIGNMENT

You can assign the contract; however, the new Owner can not be older than the maximum issue age on the Contract Date. Assignments may result in current taxation and, if you are under age 59 1/2, a 10% tax penalty. We are not liable for payments made prior to receipt of an effective assignment. We are not responsible for the validity of any assignments, tax consequences, or actions we may take based on an assignment later determined to be invalid.

If your contract is an Individual Retirement Annuity ("IRA") or otherwise tax-qualified, your ability to assign the contract may be limited.

2. ANNUITY PAYMENTS (INCOME PHASE)

You can switch to the Income Phase at any time after the contract has been in effect for one year by notifying us in writing at least 30 days prior to the date that you want annuity payments to begin. However, the Income Phase will start no later than the maximum annuitization age of 95, or earlier if required by law and certain restrictions may apply under some retirement plans.

During the Income Phase, the payee (you or someone you choose) will receive annuity payments beginning on the annuity date. You name the payee when you elect an annuity option and you may change the payee designation at any time by writing to us. You may select or change an annuity option at any time prior to switching to the Income Phase by completing an election form that you can request in writing or by phone from us at any time or by downloading the form from our web site. Some retirement plans and/or contract versions require that the Annuitant be the Owner and payee once annuity payments begin.

Switching to the Income Phase is irrevocable. Once you begin receiving annuity payments, you cannot switch back to the Accumulation Phase. During the Income Phase, you cannot add Purchase Payments, make withdrawals, change or add an Annuitant, change the annuity option, or change between fixed and variable annuity payments. If you transfer the right to receive annuity payments to someone else, there may be gift and income tax consequences. If premium taxes are required by state law, these taxes will be deducted from your Contract Value before the annuity payments are calculated.

Annuity payments will begin on the earlier of:

•  the first available payment date after you elect to begin annuity payments;

•  the latest Annuity Date specified in your contract; or

•  a different Annuity Date if required by law.

You may choose one of the options listed below and (other than the period certain annuity) may choose whether annuity payments will be made on a fixed basis, variable basis, or both. Period certain annuities are available only on a fixed basis. If you don't choose an annuity option, payments will be made on a variable basis. Annuity options made on a variable basis convert Accumulation Units to Annuity Units on the date you switch to the Income Phase. Once annuity payments under a life annuity option are started, they cannot be exchanged for a lump sum. See the Statement of Additional Information (SAI) for additional information.

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The amount of each annuity payment depends on many factors including the guarantees, if any, under the annuity option you choose, the frequency of annuity payments, the investment performance if you choose variable annuity payments, the Annuitant's age at the time you switch to the Income Phase, and, under some contracts, the Annuitant's sex. If you choose a life annuity option, the number of annuity payments the payee receives depends on how long the Annuitant lives, not the Annuitant's life expectancy.

Life Annuity. The payee receives monthly annuity payments as long as the Annuitant is living. Annuity payments stop when the Annuitant dies. There is no minimum number of payments with this option.

Life Annuity with Guaranteed Period. The payee receives monthly annuity payments for the longer of the Annuitant's life or a guaranteed period of five or more years, as selected by you and agreed to by us. Annuity payments stop on the later of the date the Annuitant dies or the date the last guaranteed payment is made. The amount of the annuity payments may be affected by the length of the guaranteed period you select. A shorter guaranteed period may result in higher annuity payments during the Annuitant's life and fewer or no remaining guaranteed payments to the payee.

Joint and Survivor Life Annuity.  The payee receives monthly annuity payments as long as the Annuitant is living. After the Annuitant dies, the payee receives a specified percentage of each annuity payment as long as the joint Annuitant is living. Annuity payments stop the later of the date the Annuitant dies or the date the joint Annuitant dies. You name the joint Annuitant and payment percentage at the time you elect this option. Choosing a lower percentage amount to be paid after the death of the Annuitant and while the joint Annuitant is living results in higher payments while both Annuitants are living.

Period Certain Annuity.  The payee receives monthly annuity payments for a specific period of time, usually 5, 10, 15, or 20 years. This guaranteed period may not exceed the annuitant's life expectancy. This option does not guarantee payments for the rest of the Annuitant's life. This payout option is available only as a fixed annuity.

If you do not choose an annuity option at least 30 days before the latest Annuity Date specified in your contract, we will make variable annuity payments under the Life Annuity with Guaranteed Period using a guaranteed period of 10 years.

You may choose to have annuity payments made on a monthly, quarterly, semi-annual or annual basis. If state law allows, we may choose to distribute your Contract Value of $2,000 or less in a lump sum rather than providing you annuity payments. We also reserve the right to change the payment frequency if payment amounts would be less than $250. You may elect to have payments delivered by mail or electronically transferred to a bank account.

We may require proof of age or sex before beginning annuity payments that are based on life. If the age or sex of any Annuitant has been misstated, annuity payments will be based on the corrected information. Underpayments will be made up in a lump sum with the next scheduled payment. Overpayments will be deducted from future payments until the total is repaid. We may require evidence satisfactory to us that an Annuitant is living before we make any payment.

Variable Annuity Payments. Any portion of annuity payments based on investment in the Sub-accounts will vary in amount depending on investment performance. Unless you tell us otherwise, annuity payments will be based on the investment allocations in place on the date you switch to the Income Phase.

If you choose to have any portion of annuity payments based on investment in the Sub-accounts, the dollar amount of each payment will depend on:

•  the value of your contract in the Sub-accounts as of the first close of the New York Stock Exchange ("NYSE") on or after the 15th day of the month preceding the annuity date;

•  an assumed investment return; and

•  the investment performance of the Sub-accounts you selected.

Your contract contains a Variable Annuity Purchase Rate Table that we use to determine the amount of the first annuity payment under your contract. The tables are based on an annual investment return of 4% and the Annuity 2000 Mortality Table. The amount of the first annuity payment is generally determined on the basis of the annuity option selected, the annuity purchase rate (as shown in your contract's Variable Annuity Purchase Rate Table), the age and sex of the Annuitant, and the Annuity Date. If actual investment performance of the Sub-accounts exceeds the assumed investment return of 4%, the value of Annuity Units increases and the next variable annuity payment will be larger. Similarly, if the actual investment performance is less than the assumed investment return, the value of Annuity Units decreases and the next variable annuity payment will be smaller. Under any variable annuity option, actual investment performance of the Sub-accounts may affect the amount of annuity payments. For more information, please see the SAI.

Fixed Annuity Payments. The dollar amount of fixed annuity payments does not vary with investment performance, therefore, each payment amount will stay the same. Annuity payments under all life annuity options will be determined by applying the Contract Value or a portion of the Contract Value to purchase fixed annuity payments to the Fixed Annuity Purchase Rate Table shown in your contract, or the current rates at that time if more favorable to you.

CHANGING SUB-ACCOUNTS DURING THE INCOME PHASE

After you switch to the Income Phase and while you are receiving variable annuity payments, you may request to

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change Sub-account elections only once a month. We make all annuity payments on the 1st of the month, and those payments are calculated based on the unit value as of the close of the NYSE on the 15th of the preceding month. Once we have calculated the amount of your annuity payment for the current month, we determine the amount of Annuity Units in the newly elected Sub-account which that amount will purchase. The number of units in the new Sub-account will be used to determine future annuity payments, unless another allocation change is requested. Your payment will not change amounts in the current month, however, future payments will be based upon the new selection thereafter.

Example: Assume that your variable annuity payments have been based on allocations in Sub-account A and you have 20 units. When we calculate your payment, we determine that the value of an Accumulation Unit for Sub-account A on the close of the NYSE on the 15th of the month is $35.00. We then multiply the 20 units held on the 15th by the unit value of $35.00 and calculate a payment to you in the amount of $700. This is the amount of your payment for the month.

We then make your allocation change to Sub-account B, and determine the number of units in Sub-account B worth $700. Assuming the unit value of Sub-account B is $25.00, you will now have 28 units in Sub-account B ($700 divided by $25 = 28). For future months, your payments will be based upon the 28 units held in Sub-account B multiplied by the unit value of Sub-account B. Therefore, your payments will fluctuate based on the performance of Sub-account B.

3. PURCHASE

PURCHASE PAYMENTS

You may purchase a contract with a minimum initial Purchase Payment of $10,000. Additional Purchase Payments of $10,000 or more may be added at anytime during the Accumulation Phase. We will not accept any Purchase Payments that are less than $10,000.

Any Purchase Payment in excess of $1 million requires our prior approval.

Your initial Purchase Payment is normally credited to your contract within two Business Days of our receipt. If your initial Purchase Payment is not accompanied by all the information we need to issue your contract, we will contact you to get it. If we cannot get all the required information within five Business Days, we will either return your Purchase Payment or get your permission to keep it until we have received the necessary information. In most situations, your Contract Date is the date your initial Purchase Payment and all required information are received at Symetra Life.

We reserve the right to refuse any application or Purchase Payment. If we refuse a Purchase Payment, we will return it to you within five Business Days.

ALLOCATION OF PURCHASE PAYMENTS

You tell us how to apply your initial Purchase Payment by specifying your desired allocation among the available Sub-accounts on the contract application. Unless you tell us otherwise, subsequent Purchase Payments will be allocated in the same proportion as your most recent Purchase Payment (unless that was a Purchase Payment you directed us to allocate on a one-time-only basis). You may change the way subsequent Purchase Payments are allocated by providing us with written instructions, by telephoning us, or, if available, electronically by the Internet if we have your written authorization to accept telephone or Internet instructions. See "Transfers" as discussed in Section 4.

Once we receive a Purchase Payment, it is effective and valued as of the next close of the NYSE. This is usually 4:00 p.m. Eastern Time. If for any reason the NYSE is closed when we receive your Purchase Payment, it will be valued as of the close of the NYSE on its next regular Business Day. Processing of Purchase Payments may be delayed by circumstances outside our control - for example, if your registered representative does not forward applications or Purchase Payments to us promptly. In addition, if your Purchase Payment is received without the necessary information we need to process it, processing delays will occur as we attempt to contact you to get the necessary information. If we cannot get all the required information within five Business Days, we will either return your Purchase Payment or get your permission to keep it until we have received the necessary information.

ACCUMULATION UNITS

The value of your contract will go up or down depending upon the investment performance of the Sub-account(s) you choose. In order to keep track of this we use a unit of measure called an Accumulation Unit. During the Income Phase, we call the unit of measure an Annuity Unit.

We calculate the value of an Accumulation Unit for each Sub-account as of the time the NYSE closes each day. To determine the current Accumulation Unit value, we take the prior day's Accumulation Unit value and multiply it by the Net Investment Factor for the current day. Changes in the Accumulation Unit value reflect the investment performance of each Sub-account as well as the deductions for insurance and other charges. The value of an Accumulation Unit will usually go up or down from day to day.

The Net Investment Factor is used to measure the daily change in Accumulation Unit value for each Sub-account. The Net Investment Factor equals:

•  the net asset value per share of a Sub-account at the end of the current day plus the per share amount of any dividend or income distributions made by the Sub-account that day; divided by

•  the net asset value per share of a Sub-account at the end of the prior day plus the per share amount of any dividend or income distributions made by the Sub-account that day, minus

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•  the daily insurance charges and any taxes Symetra Life may incur on earnings attributable to the applicable contracts, expressed as a percentage of the total net assets of the Sub-account.

When you make Purchase Payments or transfers into a Sub-account, we credit your contract with Accumulation Units. We determine the number of Accumulation Units to credit by dividing the amount of the Purchase Payment allocated to a Sub-account by the value of the Accumulation Unit for that particular Sub-account. Similarly, when you request a withdrawal or a transfer of money from a Sub-account, we deduct from your contract Accumulation Units representing the withdrawal amount.

Example: Assume that on Monday we receive a $1,000 Purchase Payment from you before the NYSE closes. You have told us you want this to go to the Fidelity VIP Index 500 Portfolio - Initial Class Shares. When the NYSE closes on that Monday, we determine that the value of an Accumulation Unit for the Fidelity VIP Index 500 Portfolio - Initial Class is $34.12. We then divide $1,000 by $34.12 and credit your contract on Monday night with 29.31 Accumulation Units for the Fidelity VIP Index 500 Portfolio - Initial Class.

RIGHT TO EXAMINE

You may cancel the contract without charge by returning it to us or to your registered representative within the period stated on the front page of your contract. We include a refund of all charges that may have been deducted from your contract if you request to cancel your contract during this period. This period will be at least 10 days (longer in some states). You will receive your Contract Value, a return of Purchase Payments, or the greater of the two depending on state requirements. For an IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your Purchase Payment. Because of the market risks associated with investing in the Sub-accounts, the Contract Value returned may be more or less than the Purchase Payments you have paid. Some states require us to return to you the amount of the Purchase Payments paid to us. In which case, Symetra Life will be subject to the investment risk. When we are required to guarantee a return of Purchase Payments, we will apply amounts designated for the Sub-accounts to the Fidelity VIP Money Market - Initial Class Shares until the contract is 15 days old (or 30 days in those states where a 30-day period is required). These amounts will then be allocated in the manner you selected unless you have canceled the contract.

4. SUB-ACCOUNT OPTIONS

SUB-ACCOUNT OPTIONS

During the Accumulation Phase, you may allocate your Purchase Payments and Contract Value to any of the Sub-accounts available under the contract. Each Sub-account purchases the shares of one underlying Portfolio that has it own investment objective. The Portfolios are not offered directly to the public, but are available to life insurance companies as investment options for variable annuity and variable life insurance contracts.

The following Portfolios are currently offered to contract Owners. The name, investment objective, and investment adviser of the Portfolios offered under this contract are listed below. There is no assurance that any of the Portfolios will achieve their stated objective. You can find more detailed information about the Portfolios, including a description of risks and expenses, in the prospectuses for the Portfolios, which can be obtained without charge by contacting our Home Office. You should read those prospectuses carefully before investing. The Portfolio information below was provided by the Portfolios. We have not independently verified the accuracy of the information.

PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISER
Fidelity® Variable Insurance Products

Fidelity VIP Index 500 Portfolio	Fidelity VIP Index 500 Portfolio seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500.	Geode

Fidelity VIP Money Market Portfolio	Fidelity VIP Money Market Portfolio seeks as high a level of current income as is consistent with preservation of capital and liquidity.	FMR

Financial Investors Variable Insurance Trust

Ibbotson Aggressive Growth ETF Asset Allocation Portfolio	The Portfolio seeks to provide investors with capital appreciation.	ALPS Advisers, Inc. Sub-Advised by Ibbotson Associates, Inc.

Ibbotson Balanced ETF Asset Allocation Portfolio	The Portfolio seeks to provide investors with capital appreciation and some current income.	ALPS Advisers, Inc. Sub-Advised by Ibbotson Associates, Inc.

Ibbotson Conservative ETF Asset Allocation Portfolio	The Portfolio seeks to provide investors with current income and preservation of capital.	ALPS Advisers, Inc. Sub-Advised by Ibbotson Associates, Inc.

Ibbotson Growth ETF Asset Allocation Portfolio	The Portfolio seeks to provide investors with capital appreciation.	ALPS Advisers, Inc. Sub-Advised by Ibbotson Associates, Inc.

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PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISER
Ibbotson Income and Growth ETF Asset Allocation Portfolio	The Portfolio seeks to provide investors with current income and capital appreciation.	ALPS Advisers, Inc. Sub-Advised by Ibbotson Associates, Inc.

The Ibbotson Portfolios listed above are "Fund-of-Funds" and seek to achieve their investment objectives by investing primarily in portfolios of underlying exchange-traded funds (each, an "Underlying ETF" and collectively, the "Underlying ETFs"). These Underlying ETFs, in turn, invest in a variety of U.S. and foreign equity, debt, commodities, money market securities, futures and other instruments in an attempt to approximate the investment performance of the applicable benchmark. Fund-of-Funds have higher expenses compared to other Portfolios and therefore may be more expensive to contract Owners.

Vanguard Variable Insurance Fund Portfolios

Vanguard VIF - Balanced Portfolio	The Balanced Portfolio seeks to provide long-term capital appreciation and reasonable current income.	Vanguard Group, Inc.

Vanguard VIF - High Yield Bond Portfolio	The High Yield Bond Portfolio seeks to provide a high level of current income.	Vanguard Group, Inc.

Vanguard VIF - International Portfolio	The International Portfolio seeks to provide long-term capital appreciation.	Vanguard Group, Inc.

Vanguard VIF - Mid-Cap Index Portfolio	The Mid-Cap Index Portfolio seeks to track the performance of a benchmark index that measures the investment return mid-capitalization stocks.	Vanguard Group, Inc.

Vanguard VIF - REIT Index Portfolio	The REIT Index Portfolio seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs.	Vanguard Group, Inc.

Vanguard VIF - Total Bond Market Index Portfolio	The Total Bond Market Index Portfolio seeks to track the performance of a broad, market-weighted bond index.	Vanguard Group, Inc.

Vanguard VIF - Total Stock Market Index Portfolio	The Total Stock Market Index Portfolio seeks to track the performance of a benchmark index that measures the investment return of the overall stock market. The Total Stock Market Index Portfolio is a "fund of funds," which means that it achieves its objective by investing in two other mutual funds rather than in individual securities.	Vanguard Group, Inc.

In addition to the Separate Account, the Portfolios may sell shares to other separate investment accounts established by us or by other insurance companies to support variable annuity contracts and variable life insurance contracts or qualified retirement plans. It is possible that, in the future, material conflicts could arise as a result of companies or plans sharing investments in the same Portfolio. For more information about the risks associated with the use of the same funding vehicle for both variable annuity and variable life insurance contracts of various insurance companies and/or qualified retirement plans, see the prospectuses of the Portfolios that accompany this prospectus or that are available upon request.

The investment performance for the Portfolios may differ substantially from publicly traded mutual funds with similar names and objectives. There can be no assurance, and we make no representation that the investment performance of the Portfolios will be comparable to any other Portfolio, even those with the same investment objectives and policies and advisor or manager.

We may receive payments or revenues from some or all of the Portfolios or their investment advisors, administrators, and/or distributors (or their affiliates) in connection with administrative or other services provided with respect to the Portfolios. The amounts we receive, if any, may be different for different Portfolios, and may depend on how much of our Contract Value is invested in the applicable Portfolios.

CHANGES TO THE SUB-ACCOUNTS

We reserve the right to add, combine, restrict, or remove any Sub-account in which any Portfolio is invested as an investment option under your contract. If any shares of the Portfolios are no longer available, or if in our view no longer meet the purpose of the contract, it may be necessary to substitute shares of another Portfolio. New or substitute Portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. It may also be necessary to close Portfolios to allocations of new Purchase Payments by existing or new contract Owners and we reserve the right to do so at any time and in our discretion. We will seek prior approval of the SEC (to the extent required by law) and give you notice before making any changes to the investment options.

VOTING RIGHTS

Symetra Life is the legal owner of the Portfolios' shares. However, when a Portfolio solicits proxies in connection with a shareholder vote, we are required to ask you for instructions as to how to vote those shares. The Portfolio shares are voted in accordance with the instructions we receive from you. We vote Portfolio shares for which no timely instructions are received in proportion to the voting instructions that are received with respect to that Portfolio. For this reason, a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

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We may, if required by regulatory officials, disregard contract Owners' voting instructions if such instructions would require us to vote the shares so as to cause a change in sub-classification or investment objectives of one or more of the Portfolios, or to approve or disapprove an investment advisory agreement. In addition, we may under certain circumstances disregard voting instructions that would require changes in the investment policy or investment advisor of a Portfolio, or violate state or federal law, provided that we reasonably disapprove of such changes in accordance with applicable regulations. If we ever disregard voting instructions, contract Owners will be advised of that action and of our reasons for doing so in our next report to contract Owners.

TRANSFERS

During the Accumulation Phase you can transfer money among the Sub-accounts 12 times per Contract Year free of a transfer charge. We measure a Contract Year from the anniversary of your Contract Date. Each additional transfer in a Contract Year may have a charge of $10 or 2% of the amount transferred whichever is less.

The minimum amount you can transfer out of any Sub-account at one time is $500, or the entire value of the investment option if less. If a transfer will result in the remaining balance in a Sub-account being less than $500, you must transfer the entire amount out of the Sub-account. The minimum you can transfer into any Sub-account is $50.

We may accept transfers by signed written request or at our discretion, by telephone, or, if available, electronically by the Internet. Each transfer must identify:

•  your contract;

•  the amount of the transfer; and

•  which Sub-accounts are affected.

Transfers by telephone will be accepted if we have properly signed authorization on record. You may authorize someone else to make transfers by telephone on your behalf. Transfers by Internet will be accepted if you provide us with certain identification information, including a personal identification number ("PIN"). However, we do not accept transfer requests sent by e-mail. Transfer instructions you send electronically through the Internet are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If you do not receive an electronic acknowledgement, you should telephone us as soon as possible.

Although we use reasonable procedures, including recording all telephone instructions and requiring certain personal information to prevent unauthorized account access, we cannot assure you that telephone or Internet activity will be completely secure or free of delays or malfunctions. If you choose to make transfers by telephone or Internet, you must be willing to assume the risk of loss that may occur despite our reasonable efforts to verify identity. We are not responsible for the negligence or wrongful acts of third parties.

We cannot guarantee that telephone transactions will always be available. For example, our offices may be closed during severe weather emergencies, or there may be interruptions in telephone service beyond our control. Moreover, if the volume of calls is unusually high, we may not have someone immediately available to receive your order.

Likewise, we cannot guarantee that online transactions processed via the Internet will always be possible. Telephone and computer systems, whether yours, your Internet service provider's, your registered representative's, or Symetra Life's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request.

You also should protect your PIN because self-service options will be available to anyone who provides your PIN. We will not be able to verify that the person using your PIN and providing instructions is you or a person authorized by you.

SCHEDULED TRANSFERS

You can choose among several investment strategies that are available at no charge. We may impose restrictions on the number of scheduled transfers that can be initiated during each Contract Year or on the Sub-accounts available for scheduled transfers. If such restriction is imposed or we change the Sub-accounts available, we will notify you in writing. Once started, Dollar Cost Averaging and Appreciation Sweep scheduled transfers may stop if an unscheduled transfer or withdrawal is made from the "source" Sub-account and will otherwise continue until you instruct us to stop or all money has been transferred out of the "source" Sub-accounts. Scheduled transfers will not count against your 12 free transfers and are available at no charge.

Dollar Cost Averaging. This strategy is designed to achieve a lower average cost per unit over time. It does not assure a profit or protect against a loss. Investing should continue at a consistent level in both market ups and downs. You can systematically transfer set amounts of at least $500 each month or quarter from any Sub-account to any of the other Sub-accounts. If you choose to transfer amounts among more than one Sub-account, transfer into each Sub-account must be at least $50. If a transfer will result in the remaining balance in a Sub-account being less than $500, you must transfer the entire amount out of the Sub-account.

Appreciation Sweep. If your balance in the Fidelity VIP Money Market Portfolio is at least $10,000, you can instruct us to automatically transfer earnings (any gain in your Contract Value) to the other Sub-accounts monthly, quarterly, semi-annually, or annually. Appreciation Sweep cannot be used to transfer money to the Fidelity VIP Money Market Portfolio.

Sub-account Rebalancing. After your money has been invested, the investment performance of the Sub-accounts may cause the percentage in each Sub-account to change from your original allocations. If your Contract Value is at

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least $10,000, you can instruct us to adjust your investment in the Sub-accounts to maintain a predetermined mix quarterly, semiannually, or annually. Sub-account Rebalancing can be used with Dollar Cost Averaging or Appreciation.

LIMITS ON EXCESSIVE TRANSFERS AND MARKET TIMING ACTIVITY

Effects of Excessive Transfers and Market Timing Activity. The contract and the Portfolios are not designed for excessive short term trading or professional market timing, or for organizations or other persons that make large, or frequent transfers. Frequent transfers between and among the Sub-accounts may be disruptive to Portfolio management strategies by causing forced and unplanned Portfolio turnover, and increased trading and transaction costs. In addition, these activities may require a Portfolio to maintain liquid assets rather than investing them for growth, resulting in lost opportunity costs that must be indirectly borne by contract Owners. These disruptive activities may increase expenses and adversely affect Portfolio performance, thereby negatively impacting long-term contract Owners.

Detection and Deterrence.  Symetra Life discourages and does not accommodate frequent transfers or market timing activity. Due to the potential adverse consequences to contract Owners, we have established certain policies and procedures to aid us in detecting and deterring contract Owners that may be engaging in frequent trading and/or market timing activities. These policies and procedures may restrict or eliminate the right to make transfers among Sub-accounts if such trades are executed by you, a market timing firm or other third party authorized to initiate transfers or exchange transactions on your behalf.

More specifically, our procedures detect market timing by monitoring for any two Sub-account transfer requests between the same two Sub-accounts within a ten Business Day period. When we identify a second transfer within five days of the first, we will review those transfers to determine if, in our judgment, you are engaging in market timing activity. We will particularly scrutinize transactions involving those Sub-accounts that are subject to abuse by market timing strategies, such as those Sub-accounts that have an international investment profile. For example, if you transfer from Vanguard VIF - International Portfolio to Fidelity VIP Money Market Portfolio - Initial Class followed by a transfer from Fidelity VIP Money Market Portfolio - Initial Class to Vanguard VIF - International Portfolio within ten Business Days, we may conclude that you are engaging in market timing. We may aggregate transfers made in two or more contracts that we believe are connected in applying the procedures we employ to deter market timing.

In addition, our procedures include reviewing trading volumes every day in each Sub-account offered in your contract. We will note large or unusual trading volumes and determine if a pattern of frequent transfers is being made in particular Sub-accounts by particular contract Owners.

If we conclude that market timing or other disruptive trading patterns are being transacted by you (whether or not your transfers took place within five days), we will limit you to one transfer in each 30-day period starting from the date of the transfer that we determined was a market timing transfer and continuing for six months thereafter. If transfer instructions are inadvertently accepted from you after you have been identified as a market timer, we will reverse the transaction within 1 to 2 Business Days.

In our sole discretion, we may revise our procedures at any time without prior notice to better detect and deter market timing or other disruptive trading to comply with regulatory requirements and/or to impose additional or alternate restrictions such as imposing dollar or percentage limits on transfers. If we modify our procedures, they will be applied uniformly to all contract Owners.

If a transfer request is rejected or your transfer privileges have been restricted for any reason, we will attempt to inform you or your authorized agent by phone the next Business Day. If we do not succeed in reaching you or your authorized agent by phone, we will send a letter to your address of record. Our policies regarding transfer restrictions and rejections are applied uniformly, and we do not make exceptions for particular contract Owners.

We will use our best efforts to prevent market timing and other abusive trading practices, but the determination of whether market timing is occurring is subjective. We may not be able to detect all market timers or short term traders, and we may not be able to prevent transfers by those we do detect. In addition, the terms of the contract may also limit our ability to restrict or deter harmful transfers. If we are unable to detect or prevent market timing, the effect of such market timing may result in additional transaction costs for the Portfolios and dilution of long-term Portfolio Owners' returns. Thus, your Contract Value may be lower due to lower returns in your Sub-account investments.

Underlying Portfolio Frequent Trading Policies. The Portfolio managers to whom we submit purchase and redemption orders may also detect large or unusual patterns of trades submitted by us on behalf of all our variable annuity contract Owners and variable life policy Owners. Those Portfolio managers may require us to investigate whether any of our contract Owners are engaged in market timing or other similar activity and to cooperate with them to discourage such activity. If the Portfolio managers believe you are engaged in market timing activity they may block you from making transfers or purchases to their portfolios. In addition, federal regulations require us to provide individual transaction and contract owner information to the Portfolio managers when requested. The Portfolios to whom we submit purchase and redemption orders may adopt unique policies and procedures designed to deter excessive trading or market timing. Those policies and procedures, when applicable, are described in the prospectuses for each of the Portfolios available for investment by you. In cases of large or frequent transfers, the Portfolio

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managers or Symetra Life may reject trades that are determined to be detrimental to other Portfolio shareholders or violate the Portfolios' policies and procedures. Therefore, we reserve the right to reject, without prior notice, any transfer request to a Sub-account that invests in the Portfolio if the Portfolio manager rejects such trade or the trade violates a Portfolio's policies and procedures. If a Portfolio refuses to accept a transfer request we have already processed, we will reverse the transaction within 1 to 2 Business Days. We will notify you or your authorized agent in writing or by phone if your transfer has been rejected or reversed. We further reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying Portfolio.

Omnibus Order. Contract Owners and other persons with material rights under the contracts also should be aware that the purchase and redemption orders received by the underlying Portfolios generally are "omnibus" orders from intermediaries such as retirement plans and Separate Accounts funding variable contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual Owners of variable contracts. The omnibus nature of these orders may limit the underlying Portfolios' ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying Portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying Portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage frequent transfer activity, it will affect other Owners of underlying Portfolio shares, as well as the Owners of all of the variable annuity contracts (or variable life policies), including ours, whose variable investment options correspond to the affected underlying Portfolios. In addition, if an underlying Portfolio believes that an omnibus order we submit may reflect one or more transfer requests from Owners engaged in frequent transfer activity, the underlying Portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request. If an underlying Portfolio rejects an omnibus order, we will notify you of the actions taken that affect your request.

5. CHARGES AND EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

INSURANCE CHARGES

Each day we make deductions for our insurance charges. We do this as part of our calculation of the value of Accumulation and Annuity Units. Insurance charges include the mortality and expense risk charge and the asset-related administration charge described below.

Mortality and Expense Risk Charge. The mortality and expense risk charge is equal, on an annual basis, to 0.95% of the average daily net assets of each Sub-account. This charge compensates us for the mortality and expense risks we have under all Focus contracts. Our mortality risk arises from our obligations to make annuity payments for the life of the Annuitant and to pay death benefits prior to the Annuity Date. Our expense risks under the contracts include the risk that the current charges will not be sufficient in the future to cover the cost of administering the contract. If the charges under the contract are not sufficient, then we will bear the loss. If the charges are more than sufficient, we will retain the excess and may use it for any purpose, including additional distribution expenses. The rate of the mortality and expense risk charge will not be increased for the life of the contract.

Asset-Related Administration Charge. The asset-related administration charge is based on your Contract Value at the start of each Contract Year. Over time, your Contract Value may fluctuate up and down and therefore, the asset-related administration charge may vary each Contract Year. The maximum charge is equal, on an annual basis, to 0.40% of the average daily net assets of each Sub-account, and declines as shown in the schedule below.

Contract Value	Charge
$0 to $99,999.99	0.40%
$100,000.00 to $249,999.99	0.35%
$250,000.00 to $499,999.99	0.25%
$500,000.00 to $999,999.99	0.15%
$1 million or more	0.05%

Since this charge is an asset-based charge, the amount of the charge associated with your particular contract may have no relationship to the administrative costs actually incurred. This charge, together with the annual administration maintenance charge (see below), is for all the expenses associated with contract administration. Some of these expenses are: preparation of the contract; confirmations and statements; maintenance of contract records; personnel costs; legal and accounting fees; filing fees; and computer and system costs. If this charge and the annual administration maintenance charge are not enough to cover the costs of the contract in the future, we will bear the loss. The rates in the asset-related administration charge schedule shown above will not be changed for the life of the contract.

OPTIONAL BENEFIT CHARGES

You may elect an optional benefit which requires an additional charge. The optional benefit available is Guaranteed Minimum Death Benefit Age Extension rider ("GMDB - Age Extension"). If you elect this rider, we will deduct an additional charge which is equal, on an annual basis, to 0.10% of the average daily net assets of each Sub-account. The charge is for the cost and risk associated with offering the GMDB - Age Extension.

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ANNUAL ADMINISTRATION MAINTENANCE CHARGE

During the Accumulation Phase we will deduct a $40 annual administration maintenance charge from your contract on the last day of each Contract Year and if you withdraw the entire Contract Value. We will not deduct this charge if the value of your contract is at least $50,000 when the deduction is to be made.

SURRENDER CHARGE

A surrender charge may be assessed on withdrawals in excess of your free withdrawal amount that is described below. This charge is for expenses incurred in connection with the promotion, sale, and distribution of the contracts. If the surrender charge is insufficient, excess amounts resulting from the mortality and expense risk charge may be used to recover these expenses.

The contract bases the surrender charge on the length of time each Purchase Payment is in your contract. Each Purchase Payment begins a new surrender charge period. The surrender charge is stated as a percentage of the amount withdrawn, including the amount deducted for the surrender charge. It starts at 7% and declines as follows:

Complete Years Elapsed Since Purchase Payment Received	0	1	2	3	4	5	6	7
Surrender Charge (as a Percentage of Purchase Payment Withdrawn)	7%	7%	7%	6%	6%	5%	4%	0%

Unless you tell us otherwise, when the withdrawal is for only part of the value of your contract, the surrender charge is deducted from the withdrawal amount prior to us making a payment to you. For the purpose of calculating the charge, we treat Purchase Payments as being withdrawn on a first-in, first-out basis meaning the oldest Purchase Payment is considered to be withdrawn first, the next oldest Purchase Payment is considered to be withdrawn next, and so on. See Appendix A for an example of how the surrender charge is applied.

We will not assess the surrender charge for:

•  annuity payments;

•  Repetitive Withdrawals taken over life expectancy;

•  eligible healthcare confinement withdrawals;

•  death benefits; and

•  premium taxes.

We may reduce or eliminate the amount of the surrender charge when the contract is sold under other circumstances which reduce our sales expense. See Section 9 - Other Information.

FREE WITHDRAWAL AMOUNT

Your contract has a free withdrawal amount. There is no surrender charge on the first 10% of your Contract Value withdrawn in a Contract Year. In addition, there is no withdrawal charge on the first withdrawal you make in a Contract Year, but the surrender charge may apply.

WITHDRAWAL CHARGE

We will deduct a separate withdrawal charge equal to $25 after the first withdrawal in a Contract Year unless the withdrawal is taken through electronic funds transfer (EFT). Unless you tell us otherwise, this charge is deducted from the remaining value in your contract.

We will not deduct this charge for annuity payments, Repetitive Withdrawals, or if you withdraw the entire Contract Value. See Section 7 - Access To Your Money for a discussion of Repetitive Withdrawals.

TRANSFER CHARGE

You can make 12 free transfers every Contract Year. If you make more than 12 transfers in a Contract Year, we will deduct a transfer charge equal to $10 or 2% of the amount that is transferred whichever is less. The transfer charge is deducted from the Sub-account that you transfer your funds from. If you transfer the entire balance from an investment option, the transfer fee is deducted from the amount transferred.

If the transfer is part of Dollar Cost Averaging, Appreciation Sweep, Sub-account Rebalancing, or Symetra Life approved asset allocation programs, it will not be counted as part of your 12 free transfers.

PREMIUM TAXES

States and other governmental entities (e.g., municipalities) may charge premium taxes. These taxes generally range from 0% to 3.5%, depending on the state, and are subject to change. Some states charge for these taxes at the time each Purchase Payment is made. In this case, Purchase Payments, as discussed in this prospectus, may reflect a deduction for the premium tax. Other states charge for these taxes when annuity payments begin. We may make a deduction from your contract for the payment of the premium taxes assessed in connection with your contract as stated in your contract.

INCOME OR OTHER TAXES

Currently we do not pay income or other taxes on earnings attributable to your contract. However, if we ever incur such taxes, we reserve the right to deduct them from your contract.

PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various Portfolios. These expenses are summarized in the Fee Table of this prospectus. For more detailed information, you should refer to the Portfolio prospectuses.

6. TAXES

This section and additional information in the SAI discuss how federal income tax applies to annuities in general. This information is not complete and is not intended as tax advice. Tax laws and their interpretations are complex and subject to change. No attempt is made to discuss state or other tax laws. Symetra Life does not guarantee the tax treatment of any contract or any

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transaction involving a contract. You should consult a competent tax adviser about your individual circumstances.

ANNUITY CONTRACTS IN GENERAL

Under the Code, you generally do not pay tax on contract earnings until received. Different tax rules apply to Purchase Payments and distributions depending on how you take money out and whether your contract is qualified or non-qualified.

Earnings for corporate owned contracts and other contracts not owned for the benefit of natural persons are generally taxed as ordinary income in the current year. Exceptions may apply.

DEATH BENEFITS

The rules governing taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as lump sum or annuity payments. Estate or gift taxes may also apply.

QUALIFIED CONTRACTS

Contracts purchased as an Individual Retirement Annuity ("IRA"), Roth IRA, SIMPLE IRA, SEP IRA, Tax Sheltered Annuity ("TSA"), Roth TSA, or other retirement plan, are referred to as qualified contracts because they are qualified under the Code to provide tax deferral for retirement purposes. You do not have to purchase an annuity contract to qualify for the tax deferral offered by these retirement plans. There may be other investment vehicles that can be purchased for your retirement plan. However, an annuity contract has features and benefits other than tax deferral that may make it an appropriate investment for your retirement plan. You should consult your tax adviser regarding these features and benefits before you buy a qualified contract.

Qualified contracts are subject to special rules and limits on Purchase Payments and distributions that vary according to the type of retirement plan. Ineligible or excess contributions to certain retirement plans can result in substantial penalties and possible loss of the contract's or retirement plan's qualified status. Tax penalties of 10% or more, may apply to certain distributions; for example if you are under age 59 1/2 and not disabled as defined by the Code. There may be substantial penalties if you fail to take required minimum distributions, usually beginning by age 70 1/2.

Furthermore, under final regulations issued by the Internal Revenue Service, the value of "other benefits" provided under annuity contracts are included for purposes of calculating required minimum distributions. These other benefits include the value of any guaranteed minimum death benefits provided under your contract. These benefits will be considered in calculating required minimum distributions and do impact the amount of your required minimum distribution. If you are purchasing a qualified contract, you should consult a tax adviser.

To the extent Purchase Payments have a zero cost basis (were made with pre-tax dollars), distributions will be taxed as ordinary income. In some cases, you must satisfy retirement plan or Code requirements before you take money out. For example, the Code restricts certain withdrawals from TSAs.

WITHDRAWALS FROM ROTH IRAS AND ROTH TSAS

Qualified distributions from Roth IRA and Roth TSA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA or Roth TSA for at least five years and, in addition, that the distribution is made after the individual reaches age 59 1/2, on account of the individual's death or disability, or, for Roth IRAs only, as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild, or ancestor.

WITHDRAWALS FOR INVESTMENT ADVISER FEES

Withdrawals from non-qualified contracts for the payment of investment adviser fees will be considered taxable distributions from the contract. The Internal Revenue Service has held, however, that the payment of investment adviser fees from a tax-qualified contract need not be considered a distribution for income tax purposes if certain requirements are met. You should consult a competent tax adviser for details.

NON-QUALIFIED CONTRACTS

Contracts purchased with after-tax money and not part of an IRA, Roth IRA, SIMPLE IRA, SEP IRA, TSA, Roth TSA, or other retirement plan, are referred to as non-qualified contracts and receive different tax treatment than qualified contracts. Your cost basis equals the total amount of the after-tax Purchase Payments remaining in the contract.

The Code generally treats distributions as coming first from earnings and then from Purchase Payments. Contracts issued by the same insurer to the same Owner in the same year are treated as one contract for tax purposes. Distributions from non-qualified contracts are taxed as ordinary income to the extent they are attributable to earnings. Since you have already been taxed on the cost basis, distributions attributable to Purchase Payments are generally not taxed.

There may be a 10% tax penalty on earnings withdrawn before you reach age 59 1/2. Certain exceptions apply, such as death or disability as defined by the Code.

TAXATION OF ANNUITY PAYMENTS

Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your after-tax investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

EXCHANGES

From time to time we may offer programs under which certain variable annuity contracts previously issued by us may be exchanged for the contracts offered by this prospectus. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for

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Federal income tax purposes; however, you should consult your tax adviser. Generally you can exchange one non-qualified contract for another in a tax-free exchange under Section 1035 of the Code. In addition, if your contract is a qualified contract, then it will generally qualify as a tax free rollover or transfer.

Before making an exchange, you should compare both contracts carefully. You may have to pay a surrender charge on your existing annuity contract; other charges may be higher (or lower) and the benefits may be different. You should not exchange another variable annuity contract for this one unless you determine that, after knowing all the facts, the exchange is in your best interest.

DIVERSIFICATION

Variable annuity contracts receive tax deferral as long as the Sub-accounts meet diversification standards set by Treasury Regulations. This favorable tax treatment allows you to select and make transfers among Sub-accounts without paying income tax until you take money out.

We believe the Sub-accounts offered under the contract are being managed to comply with existing standards. To date, neither Treasury Regulations nor the Code give specific guidance as to the circumstances under which your contract might lose its tax favored status as an annuity because of the number and type of Sub-accounts you can select from, and the extent to which you can make transfers. If issued, such guidance could be applied either prospectively or retroactively and result in you being treated as the owner of the Separate Account investments, thereby resulting in the loss of the favorable tax treatment as an annuity contract. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

TAX WITHHOLDING

Generally, federal income tax is withheld from the taxable portion of withdrawals at a rate of 10%. Withholding on periodic payments as defined by the Code is at the same rate as wages. Typically, you may elect not to have income taxes withheld or to have withholding done at a different rate. Certain distributions from 403(b), which are not directly rolled over to another eligible retirement plan or IRA, are subject to a mandatory 20% withholding.

7. ACCESS TO YOUR MONEY

Under your contract, money may be accessed:

•  by making partial withdrawals during the Accumulation Phase;

•  surrendering your contract during the Accumulation Phase;

•  by taking Repetitive Withdrawals;

•  by receiving payments during the Income Phase (see Section 2 - Annuity Payments); or

•  when a death benefit is paid to your Beneficiary (see Section 8 - Death Benefit).

During the Accumulation Phase, you can make partial withdrawals from the amount available under your Contract by writing to us. Partial withdrawals must be at least $500, or the Contract Value if less. Unless you tell us otherwise, partial withdrawals will be made pro rata from each investment option. If a withdrawal would result in the remaining balance in a Sub-account being less than $500, you must transfer the entire amount out of the Sub-account. Once we receive your request, withdrawals from the Sub-accounts will be effective as of the next close of the NYSE.

A withdrawal may have a surrender charge, a withdrawal charge, and, if you withdraw the entire Contract Value, an annual administration maintenance charge. An example of how the charges are applied to a withdrawal are shown in Appendix A. Unless you tell us otherwise, when the withdrawal is for only part of the value of your contract, the charges are deducted from the withdrawal amount prior to us making a payment to you. There are situations where all or some of these charges don't apply. See Section 5 - Charges & Expenses for a discussion of the applicable charges.

Withdrawals may be restricted or prohibited by the terms of qualified contracts.

SURRENDERING YOUR CONTRACT

You can surrender you contract at any time before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request at our Home Office. All benefits will terminate as of the date we receive the required information to process your surrender request. We will determine your surrender value as of the next close of the NYSE after we have received the required information to process your request. The surrender value will be equal to your Contract Value minus any applicable surrender charge, withdrawal charge, and annual administration maintenance charge. We will pay you the surrender value within 7 calendar days.

HEALTHCARE CONFINEMENT

If approved in your state, there is no surrender charge on withdrawals you make while you are confined in an eligible healthcare facility or within 60 days after your release. In order to be eligible for this waiver, we must receive proof that your confinement has continued for 30 or more consecutive days and that your confinement began after your Contract Date. If you are confined to a healthcare facility on the Contract Date, you are not eligible for this waiver of surrender changes until after the first Contract Year. Please see your contract for more information.

REPETITIVE WITHDRAWALS

Repetitive withdrawals allow you to automatically withdraw payments of a pre-determined dollar amount or fixed percentage of Contract Value that you request from a specified Sub-account monthly, quarterly, semi-annually or annually. You may request repetitive withdrawals by writing to us. Repetitive withdrawals may be used to avoid tax penalties for premature withdrawals or to satisfy distribution requirements of certain retirement plans. To do this they must be a series of

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substantially equal withdrawals made at least annually and based on:

•  your life expectancy; or

•  the joint life expectancy of you and a Beneficiary.

You may begin repetitive withdrawals based on life expectancy by providing us with your gender and verification of age in order for us to calculate the monthly, quarterly, or annual withdrawal amount. We calculate the amount of a repetitive withdrawal based on life expectancy by dividing the Contract Value by the life expectancy of the Owner as determined by using the IRS single life table. If it is a joint life expectancy, then we divide the Contract Value by the life expectancy of the Owner and joint Owner (or Beneficiary) by the IRS joint life table.

Example One: Assume that the Contract Value is equal to $100,000 and the Owner requests a repetitive withdrawal and is age 55. Based off the IRS single life table, the life expectancy of an Owner age 55 is 29.6 years. The first repetitive withdrawal amount is equal to $100,000 divided by 29.6 which equals an annual payment of $3,378.38.

Example Two: Assume that in one year, when the contract Owner is age 56, the Contract Value is equal to $101,453. The life expectancy of the Owner is 28.7 years. The repetitive withdrawal amount is equal to $101,453 divided by 28.7 which equals an annual payment of $3,534.95.

Repetitive withdrawals that are based on life expectancy may allow you to avoid the early withdrawal tax penalty of 10% that you would otherwise pay for taking withdrawals prior to age 59 1/2. If you take additional withdrawals or otherwise modify or stop these repetitive withdrawals, however, there may be tax consequences and penalties. You should talk to your tax advisor for more information on taking repetitive withdrawals to avoid the 10% tax penalty.

If you make repetitive withdrawals that are not based on life expectancy, the same restrictions, income taxes, and tax penalties that apply to any other withdrawals also apply to repetitive withdrawals.

TSA WITHDRAWAL RESTRICTIONS

Withdrawals attributable to salary reduction contributions to TSAs for years after 1988 and any earnings accrued after 1988, cannot be taken out unless:

•  you attain age 59 1/2;

•  you leave your job;

•  you die or become disabled as defined by the Code;

•  you experience a qualifying hardship (applies to contributions only);

•  you divorce and a distribution to your former spouse is permitted under a Qualified Domestic Relations Order; or

•  you are a member of the National Guard or Reserves, are called to active duty and request a qualified reservist distribution.

Tax penalties may apply to withdrawals. Restrictions on withdrawals from TSAs do not affect rollovers or transfers between certain retirement plans.

MINIMUM VALUE REQUIREMENTS

You must withdraw the entire amount out of an investment option if, after a withdrawal, the remaining value in the investment option would be less than $500. Similarly, you must withdraw the entire Contract Value and your contract will terminate if, after a withdrawal, the remaining Contract Value would be less than the minimum, if any, stated in your contract. However, negative investment performance alone will not cause a forced withdrawal.

Withdrawals, including any charges, reduce the number of Accumulation Units and the death benefit. Income taxes, tax penalties and certain restrictions may also apply. See Section 6 - Taxes.

8. DEATH BENEFIT

STANDARD DEATH BENEFIT AND AGE EXTENSION RIDER

Standard Death Benefit

Your contract provides you with a standard death benefit payable during the Accumulation Phase. If you are younger than age 75, the standard death benefit is designed to protect your Contract Value from potentially poor investment performance and the impact that poor investment performance could have on your death benefit. When you die and you are younger than age 75, the standard death benefit is the greater of:

(a)  Your Contract Value on the date all paperwork is complete and in a form acceptable to Symetra. If we have not received all the required paperwork by the 6-month anniversary of death, then we will use the 6-month anniversary Contract Value as described in the Payment of Death Benefit section below;

AND

(b)  100% of Purchase Payments with a proportional deduction for withdrawals and associated charges. All withdrawals reduce this portion of the calculation in the same proportion that the Contract Value was reduced by the withdrawal. In your contract, part (b) is referred to as the "guaranteed minimum death benefit".

If (b) is greater than (a), then we will add money to your contract to meet the guaranteed minimum provided by this standard death benefit. We will add no more than $1million to your contract to satisfy the standard death benefit.

The standard death benefit is your Contract Value, when:

•  You are age 75 or older at the time of death;

•  There are joint Owners and the younger joint Owner dies; or

•  You assign your contract or elect to change the ownership of your contract.

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In other words, item (b) above is set to zero, and your Contract Value is the death benefit.

Therefore, naming joint Owners and making ownership changes will have an impact on your contract. You should consult your agent or other advisor if you have questions.

Example One: Assume Purchase Payments total $100,000 and no withdrawals have been made. The sole Owner is age 65 and the Beneficiary submits all required information to us for processing the death claim by the third-month anniversary of the Owner's death. The Contract Value on the third-month anniversary is $90,000.

The death benefit equals the greater of

(a)  $90,000; and
(b)  $100,000.

Therefore, your standard death benefit is $100,000, and we will add $10,000 to the contract in the same investment allocation as the current Contract Value is invested.

If in this example the sole Owner had been age 78, there would be no guaranteed minimum death benefit. The Beneficiary would receive $90,000.

Example Two: Assume the same facts as above but you took a withdrawal of $50,000 prior to your death leaving a Contract Value of $40,000. Your withdrawal reduces (b) in the same proportion that the Contract Value was reduced by the withdrawal as follows:

$100,000 x (40,000/90,000) = $44,444.44

The death benefit equals the great of

(a)  $40,000; and
(b)  $44,444.44.

Therefore, your standard death benefit is $44,444.44 and we will add $4,444.44 to the contract in the same investment allocation as the current Contract Value is invested.

Example Three: Assume the same facts as Example One above except the Contract Value on the third-month anniversary is $125,000.

The death benefit equals the greater of

(a) $125,000; and
(b)  $100,000.

Because the Contract Value exceeds the guaranteed minimum death benefit of $100,000, no additional money will be added by us to the contract, and the Beneficiary will receive $125,000.

Guaranteed Minimum Death Benefit Age Extension ("GMDB - Age Extension")

You may also purchase the GMDB - Age Extension rider. This benefit is designed to protect your Contract Value from potentially poor investment performance for a longer period of time. It is calculated in the same manner as the standard death benefit described above, but it allows you to extend the guaranteed minimum death benefit of part (b) above to age 95. This is an optional rider available under the contract for an additional charge. If you are under age 75 on the issue date of the contract, you may elect this rider. If the contract is owned by joint owners, both owners must be under age 75 as of the issue date of the contract to elect this rider. You may elect this rider only at the time you purchase the contract.

PAYMENT OF DEATH BENEFIT

We will pay the death benefit upon receipt at our Home Office of proof of death acceptable to us, such as a certified copy of a death certificate, plus written direction from at least one eligible recipient of the death benefit proceeds regarding how to pay the death benefit payment and any other document, forms or information we need as described in your contract. The amount of the death benefit will include any interest required by state law.

If we are required under the standard death benefit to add money to your contract, then we will calculate the amount to be added on the date we receive due proof of death acceptable to us and written direction from at least one eligible recipient of the death benefit regarding how to pay the death benefit. The money added will be allocated to the investment options according to the current allocation instructions on file for your Purchase Payments as of that date. We will add no more than $1million to your contract to satisfy the standard death benefit.

If on the 6-month anniversary of the date of death we have not received all the information needed to process the death claim and we are required to add money to your contract under the standard death benefit, we will add the required amount and credit the difference with interest at the Fidelity VIP Money Market - Initial Class Portfolio rate from the 6-month anniversary until the date we receive the required information. At that time we will allocate this additional amount, with the credited interest, to the Sub-accounts in the same proportion that Purchase Payments were last allocated.

Example: Assume Purchase Payments total $100,000 and no withdrawals have been made. The sole Owner is age 65, and the Beneficiary submits all required information to us on the 8-month anniversary of the Owner's death when the Contract Value is $85,000. The Contract Value on the six-month anniversary is $95,000.

The death benefit is the greater of

(a) $95,000; and
(b) $100,000.

Therefore, the death benefit is $100,000 and we will add $5,000, plus interest from the 6-month anniversary to the 8-month anniversary based on the Fidelity Money Market Initial Class Portfolio, to the contract in the same investment allocation as the current Contract Value is invested.

If the Beneficiary or surviving Owner chooses to leave money invested in the contract rather than taking it in a lump sum, then, thereafter, the Contract Value will be subject to investment

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performance and applicable contract charges until the date the entire death benefit is paid out. This value will usually go up or down. Thus, we should be notified of a death as promptly as possible to limit the risk of a decline in benefit value.

Payment Options

Under a non-qualified contract, the death benefit may be paid as:

1)  a lump sum payment or series of withdrawals that are completed within five years from the date of death; or

2)  annuity payments made over the Beneficiary's life or life expectancy. To receive annuity payments, the Beneficiary must make this election within 60 days from our receipt of proof of death. Annuity payments must begin within one year from the date of death. Once annuity payments begin they cannot be changed.

Under a qualified contract, different death benefit elections may be available depending upon the retirement plan.

If your Beneficiary chooses a lump sum, then we value the death benefit as of the next close of the NYSE after we receive all required information and pay it within 7 days. If your Beneficiary chooses to make a series of withdrawals over time as provided in option 1 above, then your Beneficiary will pay all charges and expenses as described in the Charges and Expenses section of this prospectus, except surrender charges, so long as the death benefit remains invested in the contract. Your Beneficiary will also be subject to investment performance until the date the entire death benefit is paid out.

In some cases, a spouse who is entitled to receive a death benefit may have the option to continue the contract instead. If this spouse is also the oldest joint Owner, the standard death benefit will apply on the death of this spouse. Otherwise, the death benefit on the death of your spouse will be the Contract Value.

If the age of the Annuitant or contract Owner has been misstated on the contract application, the amount of any death benefit payable shall be determined based upon the correct age of the Annuitant or contract Owner.

BENEFICIARY

The death benefit during the Accumulation Phase is payable as follows:

•  surviving Owner; or if none, then

•  surviving primary Beneficiaries; or if none, then

•  surviving contingent Beneficiaries; or if none, then

•  estate of the last Owner to die.

You designate one or more Beneficiaries on the contract application. You may change the Beneficiary at any time by sending us a signed and dated request. An irrevocable Beneficiary must consent in writing to any change. A new Beneficiary designation revokes any prior designation. We are not responsible for the validity of any Beneficiary designation nor for any actions we may take prior to receiving and recording a Beneficiary change.

After your death, the Beneficiary has the right to receive the death benefit or to change the payee for remaining annuity payments. Thus, Beneficiaries should notify us of a death as promptly as possible.

DEATH DURING THE INCOME PHASE

If the Owner dies during the Income Phase, then any amounts paid after the Owner's death will depend on which annuity option was selected. If the Owner dies while annuity payments are being paid, we will pay the remaining annuity payments in accordance with that option. The death benefit or remaining annuity payments will be distributed at least as rapidly as under the annuity option then in effect. See Section 2 - Annuity Payments for more information.

The right to change the payee for remaining annuity payments under another annuity option is determined as follows:

•  surviving Owner; or if none, then

•  surviving primary Beneficiary; or if none, then

•  surviving contingent Beneficiary; or if none, then

•  estate of the last Owner to die.

9. OTHER INFORMATION

SYMETRA LIFE

Symetra Life Insurance Company was incorporated as a stock life insurance company under Washington law on January 23, 1957 under the name Safeco Life Insurance Company. On or about August 2, 2004, Symetra Financial Corporation, a financial services holding company, became the Owner of Safeco Life Insurance Company. On September 1, 2004, Safeco Life Insurance Company changed its name to Symetra Life Insurance Company. Symetra Life Insurance Company is a wholly owned subsidiary of Symetra Financial Corporation. We provide individual and group life, accident and health insurance, and annuity products and are licensed to do business in the District of Columbia and all states except New York.

SEPARATE ACCOUNT

We established Symetra Separate Account C (formerly Safeco Separate Account C) ("Separate Account") under Washington law on September 14, 1993. The Separate Account holds the assets that underlie Contract Values invested in the Sub-accounts. The Separate Account was registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended on January 28, 1994.

Under Washington law, the assets in the Separate Account are the property of Symetra Life. However, assets in the Separate Account that are attributable to contracts are not chargeable with liabilities arising out of any other business we may conduct. Income, gains and losses (realized and unrealized), resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Symetra Life. Promises we make in the contract are general corporate obligations of Symetra Life and are not dependent on assets in the Separate Account.

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CHANGES TO THE SEPARATE ACCOUNT

Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Separate Account. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes in writing. These changes include, among others, the right to:

•  Transfer assets supporting the contracts from one Sub-account to another or from the Separate Account to another Separate Account;

•  Combine the Separate Account with other Separate Accounts, and/or create new Separate Accounts;

•  Deregister the Separate Account, or operate the Separate Account as a management investment company, or as any other form permitted by law;

•  Manage the Separate Account under the direction of a committee at any time;

•  Make any changes required by applicable law or regulation; and

•  Modify the provisions of the contract to reflect changes to the Sub-accounts and the Separate Account and to comply with applicable law.

Some, but not all, of these future changes may be the result of changes in applicable laws or interpretations of law. We reserve the right to make other structural and operational changes affecting the Separate Account.

DISTRIBUTION (PRINCIPAL UNDERWRITER)

The contracts are distributed by Symetra Securities, Inc. ("SSI"). They are sold by individuals who, in addition to being licensed to sell variable annuity contracts for Symetra Life, are also registered representatives of broker-dealers who have a current sales agreement with SSI and Symetra Life. SSI is an affiliate of Symetra Life and is located at 777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004. It is registered as a broker-dealer with the SEC under the Securities Act of 1934 and is a member of the National Association of Securities Dealers, Inc. No amounts are retained by SSI for acting as principal underwriter for Symetra Life contracts.

Registered representatives who solicit sales of the contracts receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the registered representative. A broker-dealer firm or registered representative may receive different commissions for selling one annuity over another annuity and may favor one annuity provider over another due to different compensation rates.

Furthermore, we and SSI offer the contracts through our affiliated broker-dealer, Symetra Investment Services, Inc. ("SIS"). Because of this affiliation, SIS and its registered representatives may favor Symetra Life's products. We do not pay SIS different commissions from what we pay unaffiliated broker-dealers, but SIS may pay its registered representatives higher commission for selling Symetra Life products rather than another company's annuity product.

We generally pay commissions as a percentage of Purchase Payments invested in the contract. At the option of the broker-dealer, we may pay lower compensation on Purchase Payments but pay a periodic asset-based commission beginning after the first Contract Year. The amount and timing of the commission may differ depending on the agreement between us and the broker-dealer but is not expected to be more than 5.5% of Purchase Payments. We may also pay additional commission if you choose to receive your Contract Value in the form of a fixed annuity option. We do not expect this commission to exceed 1.25% of the Contract Value applied to purchase a fixed annuitization option. In addition, allowances, and bonuses may be paid to broker-dealers and/or other distributors of the contracts. A bonus dependent upon persistency is one type of bonus that may be paid.

To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

This contract does not assess a front-end sales charge. You indirectly pay for commissions and other sales expenses primarily, but not exclusively, through: the surrender charge and the mortality and expense risk charge. We may also pay for sales and distribution expenses out of any payments we or SSI receive from the underlying Portfolios for providing administrative, distribution and other services to the Portfolios.

AMENDMENTS TO THE CONTRACT

We reserve the right to amend the contract to meet the requirements of applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account or SSI is a party. Symetra Life is engaged in various kinds of litigation. Although the outcome of any litigation cannot be predicted with certainty, at the present time it appears that there are no pending or threatened lawsuits that are likely to have a material adverse effect on the Separate Account, on Symetra Life's ability to meet its obligations under the contract, or on SSI's ability to perform under its principal underwriting agreement.

RIGHT TO SUSPEND ANNUITY PAYMENTS, TRANSFERS, OR WITHDRAWALS

We may be required to suspend or postpone payment of annuity payments, transfers, or withdrawals from the Sub-accounts for any period of time when:

•  the NYSE is closed (other than customary weekend or holiday closings);

•  trading on the NYSE is restricted;

Symetra Focus Prospectus
21

•  an SEC declared emergency exists such that disposal of or determination of the value of the Sub-accounts is not reasonably practicable; or

•  the SEC, by order, so permits for your protection.

Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a Purchase Payment and/or "freeze" your contract. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making payments under an annuity payment option. We may also be required to provide additional information about you or your contract to government regulators.

REDUCTION OF CHARGES OR ADDITIONAL AMOUNTS CREDITED

Under some circumstances we may expect to experience lower costs or higher revenues associated with issuing and administering certain contracts. For example, sales expenses are expected to be less when contracts are sold to a large group of individuals. In these situations, we may have lower administrative costs due to the ability to centralize communications with one large group rather than individualized communications. Thus administrative tasks, such as the processing forms and handling of Purchase Payments, withdrawals and surrenders may be administered more efficiently. Under such circumstances we may pass a portion of these anticipated savings on to you by reducing Owner transaction charges (including the surrender charge).

We may also take such action in connection with contracts sold to our officers, directors, and employees and their family members, employees of our affiliates and their family members, and registered representatives and employees of broker-dealers that have a current selling agreement with us. In each circumstance such actions will be reasonably related to the savings or revenues anticipated and will be applied in a non-discriminatory manner. These actions may be withdrawn or modified by us at any time.

WEBSITE INFORMATION

You can find more information about the Symetra Focus Variable Annuity contract as well as other products and financial services offered by Symetra Life Insurance Company on the Internet at http://www.symetra.com. This website is frequently updated with new information and can help you locate a representative near you.

FINANCIAL STATEMENTS

The financial statements of Symetra Life and Symetra Separate Account C are included in the Statement of Additional Information.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information
Services
Purchase of Contracts
Underwriter
Additional Tax Information
Annuity Provisions
Financial Statements

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(cut along dotted line)

If you would like a free copy of the Statement of Additional Information dated May 16, 2007, for this prospectus, please complete this form, detach and mail to:

Symetra Life Insurance Company
PO Box 3882
Seattle, WA 98124-3882

Please send me a free copy of the Statement of Additional Information for the Symetra Focus Variable Annuity at the following address:

Name:

Mailing Address:

Symetra Focus Prospectus
23

APPENDIX A
CALCULATION OF SURRENDER & WITHDRAWAL CHARGES

EXAMPLE 1: Surrender Charge Only

Assume you purchase a contract on January 4th with an initial Purchase Payment of $100,000 and allocate the full amount to Sub-account A. Sub-account A has a unit value at the close of business on January 4th of 10.000 so you have 10,000 units of Sub-account A. On July 1st of the same year, you request to withdraw $25,000.

As of July 1st

Number of Units Owned	=	10,000

Unit Value of Sub-account A	=	$20.00

Contract Value (# of Units multiplied by Unit Value)	=	$200,000

10% free withdrawal amount	=	$20,000

For your requested withdrawal amount of $25,000, you will receive $20,000 (10% of Contract Value) without a surrender charge. The remaining $5,000 will be assessed a surrender charge of 7% because the Purchase Payment has been invested in the contract for less than one year.

$5,000 times 7%	=	$350.00

$5,000 -$350.00	=	$4,650.00

After the surrender charge is deducted you will receive a payment of $24,650.00 but a total of $25,000.00 will be removed from your Contract Value. After the withdrawal, your units will have been reduced by 1,250 units and you will own 8,750 units in Sub-account A.

Amount of Withdrawal divided by Unit Value ($25,000.00 divided by $20.00)	=	1,250 Units

# of Units Owned Prior to Withdrawal minus the # of Units Reduced by the Withdrawal (10,000 minus 1,250)	=	8,750 Units

EXAMPLE 2: Surrender Charge and Withdrawal Charge

Assume that on December 1st of the same year, you request a withdrawal of $20,000. You own 8,750 units of Sub-account A and the value of the Sub-account as of December 1st is $15.00.

Contract Value (# of Units multiplied by Unit Value)	=	$131,250

10% free withdrawal amount of current Contract Value plus the previous withdrawals ($131,250 + $25,000 = $156,250)	=	$15,625

Previously Requested Withdrawal Amount	=	$25,000

Because the surrender charge was waived on the first 10% of Contract Value withdrawn during the contact year (the July 1st withdrawal of $25,000), the waived charge is not available for this withdrawal. The applicable surrender charge is equal to:

7% of $20,000	=	$1,400.00

Since this is the second withdrawal during the contract year, a $25.00 withdrawal charge also applies. You receive a payment of $18,575 but $20,000 will be withdrawn from the contract to include the surrender charge ($1,400.00) and withdrawal charge ($25.00). After the withdrawal, your units in Sub-account A are reduced by 1,333.333 units and you will own 7,416.677 units in Sub-account A.

Amount of Withdrawal divided by Unit Value ($20,000 divided by 15.000)	=	1,333.333 Units

# of Units Owned Prior to Withdrawal minus the # of Units Reduced by the Withdrawal (8,750 minus 1,333.333)	=	7,416.667 Units

Remaining Contract Value (Units multiplied by Unit Value)	=	$111,250

Symetra Focus Prospectus
A-1

APPENDIX B

Accumulation Unit Value History

As this is a new product, there is no Accumulation Unit value history

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B-1

SYMETRA FOCUS VARIABLE ANNUITY

STATEMENT OF ADDITIONAL INFORMATION

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

issued by

SYMETRA SEPARATE ACCOUNT C

and

SYMETRA LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus for the Individual Flexible Premium Deferred Variable Annuity Contract.

The prospectus concisely sets forth information that a prospective investor should know before investing.  For a copy of the prospectus, call 1-800-796-3872 or write to Symetra Life Insurance Company, Retirement Services Department, P.O. Box 3882, Seattle, Washington 98124-3882.

This Statement of Additional Information and the prospectus are both dated May 16, 2007.

GENERAL INFORMATION

Symetra Life Insurance Company (“the Company”, “we”, and “us”), is a wholly-owned subsidiary of Symetra Financial Corporation, a holding company  whose subsidiaries are engaged primarily in insurance and financial services businesses.  Symetra Life Insurance Company was incorporated as a stock life insurance company under Washington law on January 23, 1957 under the name Safeco Life Insurance Company.  On September 1, 2004, Safeco Life Insurance Company changed its name to Symetra Life Insurance Company.

We established Symetra Separate Account C (“the Separate Account”) to hold assets that underlie contract values invested in the Sub-accounts.  The Separate Account meets the definition of “separate account” under Washington State law and under the federal securities laws.  The  Separate Account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended. We maintain records of all Separate Account purchases and redemptions of the shares of the Sub-accounts.

Accumulation Units and variable annuity payments will reflect the investment performance of the Separate Account with respect to amounts allocated to it.  Since the Separate Account is always fully invested in the shares of the Sub-accounts, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions.  The contract owner bears the entire investment risk.  There can be no assurance that the aggregate value in the contract and amount of variable annuity payments will equal or exceed the purchase payments made under a contract.

SERVICES

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements listed below, as set forth in their reports. We’ve included our financial statements in the Statement of Additional Information and elsewhere in the Registration Statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

•                  The financial statements for  Symetra Separate Account C as of   December 31, 2006 and for each of the two years in the period then ended.

•                  The consolidated financial statements for Symetra Life Insurance Company and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholder’s equity, comprehensive income (loss), and cash flows for the years ended December 31, 2006 and 2005, and for the period from  August 2, 2004 through December 31, 2004, and the period from January 1, 2004 through August 1, 2004 (Predecessor).

Independent Registered Public Accounting Firm

The principal business address of Ernst & Young LLP is 999 Third Avenue, Suite 3500, Seattle, WA 98104-4086.

PURCHASE OF CONTRACTS

The contracts will be sold by licensed insurance agents in states where the contracts may be lawfully sold.  The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (“NASD”).

The amount of the surrender charge on the contracts may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses.  Any reduction of the surrender charge will be determined by us after examination of all the relevant factors such as:

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1.               The size and type of group to which sales are to be made will be considered.  Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

2.               The total amount of purchase payments to be received will be considered.  Per contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

3.               Any prior or existing relationship with us will be considered.  Per contract sales expenses are likely to be less when there is a prior or existing relationship because of the likelihood of implementing the contracts with fewer sales contacts.

4.               There may be other circumstances, of which we are not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, we determine that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the surrender charge.

The surrender charge may be eliminated when the contracts are issued to an officer, director or employee of the Company or any of its affiliates.  In no event will reductions or elimination of the surrender charge be permitted where reductions or elimination will be unfairly discriminatory to any person.

UNDERWRITER

Symetra Securities, Inc. (“SSI”), an affiliate of the Company, acts as the principal underwriter for the contracts pursuant to an underwriter’s agreement with us.  SSI is located at 777 108th Ave NE, Suite 1200, Bellevue, WA 98004. The contracts issued by the Separate Account are offered on a continuous basis.  For the years ended 2006, 2005, and 2004, SSI received  $5,555,210, $6,501,646, and  $6,147,812 in commissions for the distribution of all annuity contracts funded through the Separate Account.  SSI does not retain any portion of the commissions.

ADDITIONAL TAX INFORMATION

Note

The following description is based upon the Company’s understanding of current federal income tax law applicable to annuities in general.  Tax laws are complex and subject to change.  We cannot predict the probability that any changes in the interpretation of the laws, or the laws themselves, will occur.  Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes.  We do not guarantee the tax status of the contracts.  Purchasers bear the complete risk that the contracts may not be treated as “annuity contracts” under federal income tax laws.  It should be further understood that the following discussion is not exhaustive and that special rules not described in this Statement of Additional Information or the prospectus may be applicable in certain situations.  Moreover, no attempt has been made to consider any applicable state or other tax laws.

General

Section 72 of the Internal Revenue Code of 1986, as amended, (“the Code”) governs taxation of annuities in general.  An owner is generally not taxed on increases in the value of a contract until distribution occurs, either in the form of a lump sum payment, a withdrawal, or as annuity payments under the option elected.  For a lump sum payment received as a total surrender (total redemption), the recipient is generally taxed on the portion of the payment that exceeds the cost basis in the contract.  For a partial withdrawal payment, the recipient is taxed  as if earnings are withdrawn first before the cost basis of the contract is withdrawn.  The cost basis is generally the amount of non-deductible purchase payments which for qualified contracts may be zero.  The taxable portion of the lump sum payment is taxed at ordinary income tax rates.  Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income.  The exclusion amount for payments based on a fixed annuity is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain or refund feature) bears to the expected return under the contract.  The exclusion amount for payments based on a variable annuity is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid.  Payments received after the investment in the contract has been recovered (i.e. when the total of

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the excludable amounts equals the investment in the contract) are generally fully taxable.  For certain types of retirement plans there may be no cost basis in the contract within the meaning of Section 72 of the Code resulting in the annuity payments being fully includable in taxable income.  Owners, payees and beneficiaries under the contracts should seek competent financial advice about the tax consequences of any distributions.

Any death benefits paid under the contract are generally taxable to the beneficiary.  The rules governing the taxation of distributions from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments.  Estate or gift taxes may also apply.

The Company is taxed as a life insurance company under the Code.  For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

Non-Qualified Annuity Contracts

Individuals may purchase non-qualified annuity contracts without any purchase payment limits imposed under the Code.  The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until withdrawn.  If the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal.  Withdrawn earnings are includable in gross income.

Under Section 72(u) of the Code, the earnings on purchase payments for the contracts will be taxed currently to the owner if the owner is not a natural person, e.g., a corporation or certain other entities.  Such contracts will generally not be treated as annuities for federal income tax purposes.  This treatment is not applied to contracts held by certain trusts or other entities as an agent for a natural person or to hold qualified retirement plan assets.  Purchasers who are not natural persons should consult their own tax counsel or other tax adviser before purchasing a contract.

Under the Code, if two or more non-qualified annuity contracts are purchased from the same company within the same calendar year, they are treated as one annuity contract for purposes of determining the tax consequences of any distribution.  As a result, withdrawals from any of such contracts will be taxed based upon the income in all of the contracts aggregated in the same calendar year.  Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts.  For purposes of the aggregation rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange.  You should consult a tax adviser prior to purchasing more than one annuity in any calendar year.

Tax Treatment of Withdrawals – Non-Qualified Annuity Contracts

In addition to ordinary income tax, withdrawals from the contract may be subject to a ten percent (10%) penalty applied to the income portion of any premature withdrawals.  The penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59½; (b) after the death of the owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; or (e) which are allocable to purchase payments made prior to August 14, 1982.  With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59½ or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

The above information does not apply to qualified contracts.  However, separate tax withdrawal penalties and restrictions may apply to such qualified contracts.  (See “Tax Treatment of Withdrawals - Qualified Contracts” below.)

Qualified Contracts

1.                               The following describes contracts offered to individual contract owners in order to allow individuals to accumulate savings for retirement.  If your contract is issued as an Individual Retirement Annuity (“IRA”) or Roth Individual Retirement Annuity (“Roth IRA”), then we will issue the contract with language intended to qualify the contract as an IRA or Roth IRA.  We will also provide the necessary administrative procedures to administer the IRAs and Roth IRAs in accordance with IRS requirements governing the sponsors of IRAs and

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Roth IRAs subject to the accuracy and completeness of the information you provide us.  For SEP IRAs and SIMPLE IRAs, certain IRS requirements and administrative procedures will be provided by your employer, and your contract may be subject to the terms of the SEP IRA or SIMPLE IRA plan.  Contracts issued in connection with SEP IRAs and SIMPLE IRAs may include special provisions that may restrict or modify the contract provisions and administrative services in the prospectus.

a.         Individual Retirement Annuities

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as a traditional IRA.  Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual’s gross income.  These IRAs are subject to limitations on eligibility, contributions, transferability and distributions.  Traditional IRAs include the SEP IRA and SIMPLE IRA. An employer can establish a SEP IRA or SIMPLE IRA for its employees.  Under an employer’s SEP IRA or SIMPLE IRA, contributions for each eligible employee can be made under a contract issued as an IRA.   Under certain conditions, distributions from other IRAs and other retirement plans may be rolled over or transferred on a tax-deferred basis into an IRA.  Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA.  Purchasers of IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.        Roth Individual Retirement Annuities

Section 408A of the Code permits eligible individuals to make nondeductible contributions to Roth IRAs.  Section 408A includes limits on how much you may contribute to a Roth IRA and when distributions may commence.  Qualified distributions from Roth IRAs are excluded from taxable gross income.  “Qualified distributions” are distributions which (a) are made more than five years after the taxable year of the first contribution to a Roth IRA, and (b) meet any of the following conditions; (1) the annuity owner has reached age 59 ½; (2) the distribution is paid to a beneficiary after the owner’s death; (3) the annuity owner is disabled; or (4) the distribution will be used for a first time home purchase. (Qualified distributions for first time home purchases may not exceed $10,000.)  Non-qualified distributions are includable in taxable gross income only to the extent that they exceed the contributions made to the Roth IRA.  The taxable portion of a non-qualified distribution may be subject to the 10% penalty tax.

Subject to certain limitations, you may convert a traditional IRA to a Roth IRA.  You will be required to include the taxable portion of the conversion in your taxable gross income, but you will not be required to pay the 10% penalty tax.

2.                               The following describes contracts offered to participants of employer-sponsored retirement plans.  Owners, annuitants and beneficiaries are cautioned that benefits under a retirement plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the contracts issued pursuant to the plan.  Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company’s administrative procedures.  Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law.  Contracts issued in connection with retirement plans include special provisions that may restrict or modify the contract provisions and administrative services described in the prospectus.  Generally, contracts issued pursuant to retirement plans are not transferable except upon surrender or annuitization.  The tax rules regarding retirement plans are very complex and will have differing applications depending on individual facts and circumstances.

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women.  The contracts sold by the Company in connection with retirement plans will utilize annuity purchase rate tables which do not differentiate on the basis of sex.  Such annuity purchase rate tables will also be available for use in connection with certain non-qualified deferred compensation plans.

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a.       Tax Sheltered Annuity

Section 403(b) of the Code permits the purchase of “Tax Sheltered Annuities” (“TSA”) by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code.  These qualifying employers may make contributions to the contracts for the benefit of their employees.  Such contributions are not includable in the gross income of the employees until the employees receive distributions from the contracts.  The amount of contributions to the TSA is limited to certain maximums imposed by the Code.  Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals.  (See “Tax Treatment of Withdrawals - Qualified Contracts” below.)  Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.       Roth TSA

Section 402A of the Code permits an employee to designate their contributions to their TSAs as Roth TSA contributions if Roth TSA contributions are permitted by the employer.  Roth TSA contributions are includable in gross income and are subject to the TSA limits discussed above.  Qualified distributions from Roth TSAs are excluded from taxable gross income.  “Qualified distributions” are distributions which (a) are made more than five years after the taxable year for which the employee first designated a contribution as a Roth TSA contribution, and (b) meet any of the following conditions: (1) the annuity owner has reached age 59 ½; (2) the distribution is paid to a beneficiary after the owner’s death; or (3) the annuity owner is disabled. Non-qualified distributions are includable in taxable gross income only to the extent that they exceed the contributions made to the Roth TSA.  The taxable portion of a non-qualified distribution may be subject to the 10% penalty tax.

c.       Deferred Compensation Plans

Section 457 of the Code permits governmental and certain other tax exempt employers to establish deferred compensation plans for the benefit of their employees.  The Code establishes limitations and restrictions on eligibility, contributions and distributions.  Under these plans, contributions made for the benefit of the employees will not be includable in the employees’ gross income until distributed from the plan.  Special rules apply to deferred compensation plans.  Owners should consult their own tax counsel or other tax adviser regarding any distributions.

Tax Treatment of Withdrawals - Qualified Contracts

In addition to ordinary income tax,   Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from certain retirement plans, including contracts issued and qualified under Code Sections 403(b) (Tax Sheltered Annuities and Roth Tax Sheltered annuities), 408 (Individual Retirement Annuities), and 408A (Roth Individual Retirement Annuities).  To the extent amounts are not includable in gross income because they have been rolled over to an IRA or to another eligible plan, no tax penalty will be imposed.

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The tax penalty will not apply to the  following distributions:  (a) if distribution is made on or after the date on which the owner reaches age 59½ ; (b) distributions following the death or disability of the owner (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of such owner and his or her designated beneficiary; (d) distributions made to the owner who has separated from service after he or she has attained age 55; (e) distributions made to the owner to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to qualified domestic relations order; (g) distributions made to pay health insurance premiums for an unemployed owner; (h) distributions made to pay qualified higher education expenses;  (i) distributions made to an owner for first home purchases; (j) distributions due to an IRS levy; (k) qualified reservist distributions to individuals ordered or called to active duty after 9/11/2001 and before 12/31/2007; and (l) distributions to qualified public safety employees from a governmental defined benefit plan after attaining age 50 and separating from service.   The exceptions stated in (d), and (f) above do not apply in the case of an IRA or Roth IRA.  The exception stated in (c) above applies to an IRA and Roth IRA without the requirement that there be a separation from service.  The exceptions stated in (g), (h), and (i) above do not apply in the case of a TSA or Roth TSA.  The exception in (k) is retroactive to September 11, 2001; an individual who receives a qualified reservist distribution may repay the distribution without regard to otherwise applicable dollar limits and file a claim for refund of the penalty tax paid at any time during a two year period beginning the day after the end of active duty but not ending before August 17, 2008.

Generally, distributions from a retirement plan must commence no later than April 1st of the calendar year, following the year in which the employee attains age 70½.  Distributions from a TSA or Deferred Compensation Plan may, however, be deferred until actual retirement, if later.  Such distributions (including distributions from Roth TSAs) must include the present value of any death benefits you have purchased under the contract and  must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary.  If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Roth IRAs are not subject to the required minimum distribution rule.  Distributions from a Roth IRA may be deferred until the death of the owner.

Tax Sheltered Annuities - Withdrawal Limitations

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the owner: (1) attains age 59 ½; (2) separates from service; (3) dies or becomes disabled (within the meaning of Section 72(m)(7) of the Code); (4) experiences a hardship, (5) is divorced and the distribution is permitted under a Qualified Domestic Relations Order  or (6) is a member of the National Guard or Reserves, is called to active duty and requests a qualified reservist distribution.  Withdrawals for hardship are restricted to the portion of the owner’s Contract Value which represents contributions made by the owner and does not include any investment results.  The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988.  The limitations on withdrawals do not affect rollovers or transfers between certain retirement plans.  Owners should consult their own tax counsel or other tax adviser regarding any distributions.

Income Tax Withholding

All distributions or any portion(s) thereof which are includable in the gross income of the owner are subject to federal income tax withholding.  Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments.  However, the owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.  Special withholding rules apply to United States citizens residing outside the United States and to non-resident aliens.

Certain distributions from retirement plans qualified under Section 403(b) or from governmental retirement plans qualified under Section 457, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax.  The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at

7

least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary;  b) distributions for a specified period of 10 years or more; c) distributions which are required minimum distributions; d) the portion of distributions not includable in gross income (i.e. returns of after-tax contributions); e) hardship distributions; or f) corrective distributions.  You should consult your own tax counsel or other tax adviser regarding income tax withholding.

Diversification

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts.  The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department (“Treasury Department”), adequately diversified.  Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract.  The Code contains a safe harbor provision which provides that annuity contracts such as the contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations (Treas. Reg. 1.817-5), which establish diversification requirements for the portfolios underlying variable contracts such as those described in the prospectus.  The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above.  Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, “each United States government agency or instrumentality shall be treated as a separate issuer.”

The Company intends that all Sub-accounts underlying the contracts will be managed in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause the contract owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the contract.  At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the contract owner was not the owner of the assets of the separate account.  It is unknown whether these differences, such as your ability to transfer among Sub-accounts or the number and type of Sub-accounts available, would cause you to be considered the owner of the assets of the separate account resulting in the imposition of federal income tax with respect to earnings allocable to the contract prior to receipt of payments under the contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively.  However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the contract owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

8

ANNUITY PROVISIONS

Annuity Unit Value

The value of an Annuity Unit for each Sub-account on any date varies to reflect the investment experience of the Sub-account, the assumed investment return of 4% on which the applicable Variable Annuity Purchase Rate Table is based, and the deduction for charges assessed and imposed by the Company, including a mortality and expense risk charge, asset related administration charge, and, if applicable, a charge for premium taxes.

For any valuation period the value of an Annuity Unit is determined by multiplying the value of an Annuity Unit for each Sub-account, as of the immediately preceding valuation period by the Net Investment Factor(s) for the valuation period for which the value is being calculated, and dividing the result by the Assumed Investment Factor to adjust for the assumed investment return of 4% used in calculating the applicable Variable Annuity Purchase Rate Table.

The Net Investment Factor is a number that represents the change in the accumulation unit value of a Sub-account on successive days when the NYSE is open for regular trading.  The Net Investment Factor for any Sub-account for any valuation day is determined by taking the accumulation unit value of the Sub-account as of the current valuation day, and dividing it by the accumulation unit value for the preceding day.  The Net Investment Factor will likely be different from the Assumed Investment Factor, and therefore the Annuity Unit value will usually increase or decrease.

The Assumed Investment Factor for a one day valuation period is 1.00010746.  This factor neutralizes the assumed investment return of 4% in the Variable Annuity Purchase Rate Table in the contract.

Variable Annuity Payments

The amount of the first annuity payment is based on the annuity option selected, the annuity purchase rate, the age and sex of the Annuitant, and the Annuity Date.  The amount of the first payment is the sum of the payments from each Sub-account.  We use the Variable Annuity Purchase Rate Table  to determine the variable annuity payment based on the value of each Sub-account.  We determine the value (after deduction for premium taxes, if applicable) on the 15th day of the preceding month.  The Variable Annuity Purchase Rate Table is contained in the contract and is guaranteed for the duration of the contract.

The number of Annuity Units attributed to a Sub-account is the amount of the first annuity payment attributable to that Sub-account, divided by the value of the applicable Annuity Unit for that Sub-account.  This determination is made as of  the 15th day of the month preceding the Annuity Date.  The number of Annuity Units attributed to the variable annuity payment each month remains constant unless the owner changes Sub-account elections.  The value of an Annuity Unit will usually increase or decrease from one month to the next.

The dollar amount of each variable annuity payment is the sum of the payments from each Sub-account, which are determined by multiplying the number of Annuity Units credited for that Sub-account by the Annuity Unit value of that Sub-account as of the 15th of the month preceding the annuity payment.

To illustrate the manner in which variable annuity payments are determined we have provided the following example.   Item (4) in the example shows the applicable monthly payment rate (which varies depending on the Variable Annuity Purchase Rate Table used in the contract) for an annuitant with an adjusted age 63, where an owner has elected a variable life annuity with a guaranteed period of 10 years with the assumed investment return of 4%.  (The “Life Annuity with Guaranteed Period” option is described in the prospectus).

(1)	Assumed number of accumulation units in a Sub-account on maturity date	25,000

(2)	Assumed value of an accumulation unit in a Sub-account at maturity	$12.5000

(3)	Cash value of contract at maturity, (1) x (2)	$312,500

(4)	Consideration required to purchase $1 of monthly annuity from Variable Annuity Purchase Rate Table	$200.20

(5)	Amount of first payment from a Sub-account, (3) divided by (4)	$1,560.94

(6)	Assumed value of Annuity Unit in a Sub-account at maturity	$13.000

(7)	Number of Annuity Units attributed to a Sub-account, (5) divided by (6)	120.072

9

The $312,500 value at maturity provides a first payment from the Sub-account of $1,560.94, and payments thereafter of the varying dollar value of 120.072 Annuity Units.  The amount of subsequent payments from the Sub-account is determined by multiplying 120.072 units by the value of an Annuity Unit in the Sub-account on the applicable valuation date.  For example, if that unit value is $13.25, the monthly payment from the Sub-account will be 120.072 multiplied by $13.25, or $1,590.95.

However, the value of the Annuity Unit depends on the investment experience of the Sub-account.  Thus in the example above, if the Net Investment Factor for the following month was less than the assumed investment return of 4%, the Annuity Unit would decline in value.  If the Annuity Unit value declined to $12.75 the succeeding monthly payment would then be 120.072 x $12.75, or $1,530.92.

For the sake of simplicity the foregoing example assumes that all of the Annuity Units are in one Sub-account.  If there are Annuity Units in two or more Sub-accounts, the annuity payment from each Sub-account is calculated separately, in the manner illustrated, and the total monthly payment is the sum of the payments from the Sub-accounts.

Fixed Annuity Payments

The amount of fixed annuity payments under a life annuity remains constant and is determined by applying the value of the contract used to purchase fixed annuity payments, after deduction for premium taxes, if applicable, to the Fixed Annuity Purchase Rate Table contained in the contract.  The Company may substitute more favorable payment rates for the rates in the Fixed Annuity Purchase Rate Table on a non-discriminatory basis.

FINANCIAL STATEMENTS

The Audited Consolidated Financial Statements of Symetra Life Insurance Company and Subsidiaries included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the contract.  They should not be considered as bearing upon the investment experience of the Separate Account or its Sub-accounts.

10

Consolidated Financial Statements

Symetra Life Insurance Company and Subsidiaries
Three-Year Period Ended December 31, 2006

Symetra Life Insurance Company and Subsidiaries

Consolidated Financial Statements

Three-Year Period Ended December 31, 2006

•	Ernst & Young LLP	•	Phone: (206) 621-1800
	Suite 3500		www.ey.com
999 Third Avenue
Seattle, Washington 98104

op

Report of Independent Auditors

The Board of Directors

Symetra Life Insurance Company

We have audited the accompanying consolidated balance sheets of Symetra Life Insurance Company and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholder’s equity, comprehensive income (loss), and cash flows for the years ended December 31, 2006 and 2005, and for the period from August 2, 2004 through December 31, 2004, and the period from January 1, 2004 through August 1, 2004 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for the years ended December 31, 2006 and 2005, for the period from August 2, 2004 through December 31, 2004, and the period from January 1, 2004 through August 1, 2004 (Predecessor), in conformity with U.S. generally accepted accounting principles.

February 20, 2007

1

Symetra Life Insurance Company and Subsidiaries

Consolidated Balance Sheets
(In Thousands)

	December 31,
	2006	2005
Assets
Investments: (Note 3)
Available-for-sale securities:
Fixed maturities, at fair value (amortized cost: $16,051,929 and $16,948,759, respectively)	$16,013,687	$17,141,666
Marketable equity securities, at fair value (cost: $136,797 and $121,135, respectively)	157,800	132,141
Mortgage loans	794,283	776,923
Policy loans	79,244	80,463
Short-term investments	31,745	—
Investment in limited partnerships	112,648	93,400
Other invested assets	7,213	13,362
Total investments	17,196,620	18,237,955

Cash and cash equivalents	227,796	103,778
Accrued investment income	206,297	213,502
Accounts receivable and other receivables	79,172	49,974
Reinsurance recoverables (Note 7)	238,764	229,888
Deferred policy acquisition costs (Note 8)	88,237	49,017
Goodwill	3,687	3,687
Deferred income tax assets, net (Note 12)	218,460	134,648
Current income tax recoverable	—	26,207
Property, equipment, and leasehold improvements, net (Note 9)	16,799	18,040
Other assets	12,026	5,117
Securities lending collateral (Note 5)	439,292	598,451
Separate account assets	1,233,929	1,188,820
Total assets	$19,961,079	$20,859,084

2

	December 31,
	2006	2005
Liabilities and shareholder’s equity
Funds held under deposit contracts (Note 6)	$15,986,896	$16,697,903
Future policy benefits	376,363	371,457
Policy and contract claims (Note 10)	119,514	135,655
Unearned premiums	11,721	11,560
Other policyholders’ funds	46,125	47,511
Current income taxes payable (Note 12)	5,194	—
Other liabilities	244,703	205,235
Securities lending payable (Note 5)	439,292	598,451
Separate account liabilities	1,233,929	1,188,820
Total liabilities	18,463,737	19,256,592

Commitments and contingencies (Note 14)

Common stock, $250 par value; 20,000 shares authorized, issued, and outstanding	5,000	5,000
Additional paid-in capital	1,251,697	1,251,697
Retained earnings	251,458	212,902
Accumulated other comprehensive income (loss), net of taxes (Note 13)	(10,813)	132,893
Total shareholder’s equity	1,497,342	1,602,492
Total liabilities and shareholder’s equity	$19,961,079	$20,859,084

See accompanying notes.

3

Symetra Life Insurance Company and Subsidiaries

Consolidated Statements of Income
(In Thousands)

				Predecessor
	Year Ended December 31,		Period From August 2, 2004 Through December 31,	Period From January 1, 2004 Through August 1,
	2006	2005	2004	2004
Revenues:
Premiums (Note 7)	$525,657	$575,459	$263,195	$357,925
Net investment income (Note 3)	982,039	991,233	410,436	693,464
Other revenues	34,784	37,383	17,411	29,797
Net realized investment gains (losses) (Note 3)	(5,482)	13,162	7,024	34,985
Total revenues	1,536,998	1,617,237	698,066	1,116,171

Benefits and expenses:
Policyholder benefits and claims	264,252	327,427	127,499	223,577
Interest credited to policyholder account values	774,678	811,334	360,196	556,433
Other underwriting and operating expenses	236,707	251,151	112,543	166,981
Amortization of deferred policy acquisition costs (Note 8)	14,589	11,861	1,626	34,164
Intangible asset amortization	—	—	—	4,929
Total benefits and expenses	1,290,226	1,401,773	601,864	986,084

Income before income taxes	246,772	215,464	96,202	130,087

Provision (benefit) for income taxes (Note 12):
Current	92,147	21,914	23,046	1,237
Deferred	(6,431)	43,064	10,740	30,608
Total provision for income taxes	85,716	64,978	33,786	31,845
Net income	$161,056	$150,486	$62,416	$98,242

See accompanying notes.

4

Symetra Life Insurance Company and Subsidiaries

Consolidated Statements of Changes in Shareholder’s Equity
(In Thousands)

				Predecessor
	Year Ended December 31,		Period From August 2, 2004 Through December 31,	Period From January 1, 2004 Through August 1,
	2006	2005	2004	2004

Common stock:
Balance at beginning and end of period	$5,000	$5,000	$5,000	$5,000

Additional paid-in capital:
Balance at beginning of period	1,251,697	1,251,697	373,638	363,391
Purchase method accounting adjustment	—	—	878,059	—
Capital contribution from Safeco	—	—	—	8,834
Stock option expense allocation from Safeco	—	—	—	1,413
Balance at end of period	1,251,697	1,251,697	1,251,697	373,638

Retained earnings:
Balance at beginning of period	212,902	62,416	1,327,392	1,293,450
Purchase method accounting adjustment	—	—	(1,327,392)	—
Net income	161,056	150,486	62,416	98,242
Dividend distributions	(122,500)	—	—	(64,300)
Balance at end of period	251,458	212,902	62,416	1,327,392

Accumulated other comprehensive income (loss), net of taxes:
Balance at beginning of period	132,893	311,514	636,050	829,145
Purchase method accounting adjustment	—	—	(636,050)	—
Other comprehensive income (loss)	(143,706)	(178,621)	311,514	(193,095)
Balance at end of period	(10,813)	132,893	311,514	636,050
Shareholder’s equity	$1,497,342	$1,602,492	$1,630,627	$2,342,080

See accompanying notes.

5

Symetra Life Insurance Company and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)
(In Thousands)

				Predecessor
	Year Ended December 31,		Period From August 2, 2004 Through December 31,	Period From January 1, 2004 Through August 1,
	2006	2005	2004	2004

Net income	$161,056	$150,486	$62,416	$98,242

Other comprehensive income (loss), net of taxes:
Changes in unrealized gains and losses on available-for-sale securities (net of tax: $(80,170), $(93,083), $169,525, and $(102,908), respectively)	(148,890)	(172,869)	314,831	(191,115)
Reclassification adjustment for net realized investment gains and losses included in net income (net of tax: $2,753, $(3,518), $(1,543), and $(12,360), respectively)	5,114	(6,534)	(2,865)	(22,953)
Derivatives qualifying as cash flow hedges – net change in fair value (net of tax: $(0), $(0), $(0), and $(2,390), respectively)	—	—	—	(4,439)
Adjustment for deferred policy acquisition costs valuation allowance (net of tax: $38, $419, $(243), and $13,683, respectively)	70	782	(452)	25,412
Other comprehensive income (loss)	(143,706)	(178,621)	311,514	(193,095)
Comprehensive income (loss)	$17,350	$(28,135)	$373,930	$(94,853)

See accompanying notes.

6

Symetra Life Insurance Company and Subsidiaries

Consolidated Statements of Cash Flows
(In Thousands)

				Predecessor
	Year Ended December 31,		Period From August 2, 2004 Through December 31,	Period From January 1, 2004 Through August 1,
	2006	2005	2004	2004
Cash flows from operating activities
Net income	$161,056	$150,486	$62,416	$98,242
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized investment (gains) losses	5,482	(13,162)	(7,024)	(34,985)
Accretion of fixed maturity investments and mortgage loans	72,185	98,829	58,533	3,949
Accrued interest on accrual bonds	(43,444)	(45,383)	(19,502)	(27,504)
Amortization and depreciation	8,314	7,583	1,761	4,466
Deferred income tax provision (benefit)	(6,431)	43,064	10,740	30,608
Interest credited on deposit contracts	774,678	811,334	360,196	556,433
Mortality and expense charges and administrative fees	(91,187)	(89,185)	(35,825)	(50,718)
Changes in:
Accrued investment income	7,205	15,552	9,567	(7,807)
Deferred policy acquisition costs	(39,112)	(33,438)	(13,816)	11,011
Other receivables	(27,436)	(8,602)	(4,182)	19,764
Policy and contract claims	(16,141)	(17,518)	(113)	14,061
Future policy benefits	4,906	16,545	(5,234)	5,710
Unearned premiums	161	2,157	(710)	275
Accrued income taxes	31,402	(30,774)	15,814	(38,509)
Other assets and liabilities	9,779	(23,467)	(331)	(57,939)
Other, net	1,168	11	1,302	938
Total adjustments	691,529	733,546	371,176	429,753
Net cash provided by operating activities	852,585	884,032	433,592	527,995

Cash flows from investing activities
Purchases of:
Fixed maturities	(1,592,700)	(2,873,509)	(1,202,612)	(1,677,343)
Equity securities	(86,386)	(88,629)	(42,992)	(3,375)
Other invested assets and investments in limited partnerships	(11,499)	(61,806)	(6,072)	162
Issuance of mortgage loans	(121,987)	(101,992)	(15,543)	(40,854)
Issuance of policy loans	(19,574)	(17,895)	(7,546)	(12,550)
Maturities and calls of fixed maturities	837,233	1,273,535	791,191	974,773
Sales of:
Fixed maturities	1,576,302	2,318,889	362,459	712,821
Equity securities	80,951	53,716	41,573	4,491

7

				Predecessor
	Year Ended December 31,		Period From August 2, 2004 Through December 31,	Period From January 1, 2004 Through August 1,
	2006	2005	2004	2004

Cash flows from investing activities (continued)
Other invested assets and investments in limited partnerships	$13,128	$1,886	$11,781	$1,621
Repayment of mortgage loans	99,085	134,774	70,230	152,745
Repayment of policy loans	20,663	19,244	8,555	12,956
Net (increase) decrease in short-term investments	(31,757)	—	846	19,040
Purchase of property, equipment, and leasehold improvements	(2,776)	(21,824)	(502)	382
Other, net	(1)	—	(374)	—
Net cash provided by investing activities	760,682	636,389	10,994	144,869

Cash flows from financing activities
Capital contributions received	—	—	—	1,131
Policyholder account balances:
Deposits	656,304	444,616	179,250	211,851
Withdrawals	(2,023,053)	(1,972,889)	(675,351)	(757,495)
Dividend distributions	(122,500)	—	—	(64,300)
Net cash used in financing activities	(1,489,249)	(1,528,273)	(496,101)	(608,813)
Net increase (decrease) in cash and cash equivalents	124,018	(7,852)	(51,515)	64,051
Cash and cash equivalents at beginning of period	103,778	111,630	163,145	99,094
Cash and cash equivalents at end of period	$227,796	$103,778	$111,630	$163,145

Supplemental disclosures of cash flow information
Net cash paid during the year for:
Income taxes	$59,960	$51,925	$7,233	$39,745
Noncash transactions during the year:
Investment in limited partnership and capital obligation incurred	19,864	31,599	—	—
Other capital contribution	—	—	—	7,703

See accompanying notes.

8

Symetra Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

(All Dollar Amounts in Thousands, Unless Otherwise Stated)

December 31, 2006

1. Organization and Description of Business

Symetra Life Insurance Company and Subsidiaries (the Company), is a stock life insurance company organized under the laws of the state of Washington. It is a wholly owned subsidiary of Symetra Financial Corporation, a Delaware corporation privately owned by an investor group led by White Mountains Insurance Group, Ltd. and Berkshire Hathaway Inc.

On March 15, 2004, Symetra Financial Corporation entered into a definitive agreement to purchase a group of life and investment companies from Safeco Corporation (Safeco). Included in the transaction was the Company (formerly Safeco Life Insurance Company), including its three wholly owned subsidiaries:

•                  Symetra National Life Insurance Company (formerly Safeco National Life Insurance Company)

•                  American States Life Insurance Company (ASL)

•                  First Symetra National Life Insurance Company of New York (formerly First Safeco National Life Insurance Company of New York)

The acquisition was completed effective August 2, 2004, at a purchase price of $1,349.9 million, representing the amount paid to Safeco at closing of $1,350 million, plus capitalized transaction costs of $11.0 million, and less a purchase price adjustment of $11.1 million. The acquisition was financed through investor capital contributions of $1,065 million and the issuance of long-term debt of $300 million. On December 29, 2004, Symetra Financial Corporation received $22.8 million from Safeco as final settlement of its tax sharing agreement and the purchase price related to the August 2, 2004 transaction. Of the total purchase price, $1,257 million was allocated to the Company.

The acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. Under SFAS No. 141, the purchase price is allocated to the estimated fair value of the tangible and identifiable assets acquired less liabilities assumed at the date of acquisition. The Company applied pushdown accounting under the provisions of Staff Accounting Bulletin No. 54, Pushdown Basis of Accounting in Financial Statements of Subsidiaries. Deferred policy acquisition costs (DAC), intangible assets, and goodwill were reset to zero on August 2, 2004.

9

During 2005, the Company adjusted the deferred tax assets valuation allowance that resulted from the realization of certain income tax benefits related to the acquisition. The adjustment increased the amount of deferred tax assets and decreased the amount of intangible assets by $4,200. See Note 12 for more information.

The Company’s wholly owned subsidiary, ASL, was statutorily merged into the Company during 2005.

The following pro forma results for the seven months ended August 1, 2004 are based on the historical financial statements of the Predecessor, adjusted to include the effect of the acquisition as if the acquisition had occurred at the beginning of each period presented:

Seven Months Ended August 1, 2004
Net income as reported in Consolidated Statement of Income	$98,242
Add back: Amortization of DAC and intangibles	25,410
Pro forma net income	$123,652

The Company offers group and individual insurance products and retirement products including annuities marketed through professional agents and distributors in all states and the District of Columbia. The Company’s principal products include stop-loss medical insurance, fixed deferred annuities, variable annuities, single premium immediate annuities, and individual life insurance.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Throughout the consolidated financial statements, the new names of the entities have been used as if those names were in effect prior to August 2, 2004. In addition, all references to affiliated companies in the periods prior to August 2, 2004, refer to former Safeco affiliates.

10

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that may affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

The most significant estimates include those used in determining reserves for future policy benefits, DAC, valuation of investments and evaluation of other-than-temporary impairments, income taxes, and contingencies. All significant intercompany transactions and balances have been eliminated in the Consolidated Financial Statements.

Certain reclassifications have been made to the prior year financial information to conform to the current period presentation.

Recognition of Insurance Revenue and Related Benefits

Premiums from group life and health insurance products are recognized as revenue when earned over the life of the policy. The Company reports the portion of premiums unearned as a liability for unearned premiums on the Consolidated Balance Sheets. These policies are short-duration contracts.

Traditional individual life insurance products, primarily term and whole life insurance products, are long-duration contracts consisting principally of products with fixed and guaranteed premiums and benefits. Premiums from these products are recognized as revenue when due. Benefits and expenses associated with earned premiums result in the recognition of profits over the life of the policy. This association is accomplished by providing for future policy benefits and deferring and amortizing policy acquisition costs.

11

Deposits related to universal life-type, limited payment-type, and investment-type products are credited to policyholder account balances and reflected as liabilities rather than as premium income when received. Revenues from these contracts consist of investment income on the policyholders’ fund balances and amounts assessed during the period against policyholders’ account balances for the cost of insurance charges, policy administration charges, and surrender charges. The Company includes the cost of insurance charges in premiums. Policy administration charges and surrender charges are included in other revenue in the Consolidated Statements of Income. Amounts that are charged to income include interest credited and benefit claims incurred in excess of related policyholder account balances.

Variable product fees are charged to variable annuity and variable life policyholders’ accounts based upon the daily net assets of the policyholders’ account values and are recognized as other revenue when charged. Cost of insurance charges, policy administration charges, and surrender charges are included in other revenue in the Consolidated Statements of Income.

Investments

In accordance with the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company classifies its investments into one of three categories: held-to-maturity, available-for-sale, or trading. Fixed maturities include bonds, mortgage-backed securities, and redeemable preferred stocks. The Company classifies all fixed maturities as available-for-sale and carries them at fair value. The Company reports net unrealized investment gains and losses related to available-for-sale securities in accumulated other comprehensive income (loss) (OCI) in Shareholder’s Equity, net of related DAC and deferred income taxes.

For mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. Quarterly, the Company compares actual prepayments to anticipated prepayments and recalculates the effective yield to reflect actual payments-to-date plus anticipated future payments. The Company includes any resulting adjustment in net investment income.

Marketable equity securities include common stocks, nonredeemable preferred stocks, and investments in other limited partnerships when the ownership percentage of such investments is less than 3%. The Company classifies marketable equity securities as available-for-sale and carries them at fair value. Changes in net unrealized investment gains and losses are recorded directly to OCI in Shareholder’s Equity, net of related DAC and deferred income taxes.

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When the collectibility of interest income for fixed maturities is considered doubtful, any accrued but uncollectible interest income is reversed against investment income in the current period. The Company then places the securities on nonaccrual status, and they are not restored to accrual status until all delinquent interest and principal are paid.

Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. The Company’s review of investment securities includes both quantitative and qualitative criteria. Quantitative criteria include the length of time and amount that each security is in an unrealized position, and for fixed maturities, whether the issuer is in compliance with terms and covenants of the security.

The Company’s review of its fixed maturities and marketable equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities for which the estimated fair value has declined and remained below cost or amortized cost by less than 20%, (ii) securities which the estimated fair value has declined and remained below cost or amortized cost by 20% or more for less than six months, and (iii) securities for which the estimated fair value has declined and remained below cost or amortized cost by 20% or more for six months or greater. While all securities are monitored for impairment, the Company’s experience indicates that the first two categories do not represent a significant risk of impairment and, often, fair values recover over time as the factors that caused the declines improve.

If the value of any of the Company’s investments falls in the third category, the Company analyzes the decrease to determine whether it is an other-than-temporary decline in value. To make this determination for each security, the Company considers:

•                  How long and by how much the fair value has been below its cost.

•                  The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential.

•                  The Company’s intent and ability to hold the security long enough for it to recover its value, considering any long-range plans that may affect the Company’s ability to hold securities.

•                  Any downgrades of the security by a rating agency.

•                  Any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

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Based on its analysis, the Company makes a judgment as to whether the loss is other-than-temporary. If the loss is other-than-temporary, the Company records an impairment charge within net realized investment gains (losses) in the Consolidated Statements of Income in the period that the Company makes the determination. In addition, any impaired investments for which the Company does not have the intent and ability to hold the security long enough for it to recover its value is recorded as an other-than-temporary impairment.

The Company uses public market pricing information to determine the fair value of its investments when such information is available. When such information is not available for investments, as in the case of securities that are not publicly traded, the Company uses other valuation techniques. Such techniques include using independent pricing sources, evaluating discounted cash flows, identifying comparable securities with quoted market prices, and using internally prepared valuations based on certain modeling and pricing methods. The Company’s investment portfolio at December 31, 2006 and 2005 included $604,250 and $619,544, respectively, of fixed maturities and $25,770 and $23,967, respectively, of marketable equity securities that were not publicly traded, and values for these securities were determined using these other valuation techniques.

The cost of securities sold is determined using the specific-identification method.

The Company carries mortgage loans at outstanding principal balances, less a valuation allowance for mortgage loan losses. The Company considers a mortgage loan impaired when it is probable that the Company will be unable to collect principal and interest amounts due according to the contractual terms of the mortgage loan agreement. For mortgage loans that the Company determines to be impaired, the Company charges the difference between the amortized cost and the fair value of the underlying collateral to the valuation allowance. Changes in the valuation allowance are recorded in net realized investment gains (losses). The Company accrues interest income on impaired loans to the extent that it is deemed collectible, and the loan continues to perform under its original or restructured terms. Interest income on nonperforming loans is generally recognized on a cash basis.

Policy loans are carried at unpaid principal balances, which approximate fair value.

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Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less at the time of purchase. Short-term investments consist of highly liquid debt instruments with maturities of greater than three months and less than twelve months when purchased.

Investments in limited partnership interests are accounted for under the equity method when the Company has more than a minor interest of 3% or greater, has influence over the partnership’s operating and financial policies, and does not have a controlling interest. The Company has identified certain investments in limited partnerships that meet the definition of a variable interest entity (VIE) under Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46R, Consolidation of Variable Interest Entities. Based on the analysis of these interests, the Company does not meet the FIN No. 46R definition of “primary beneficiary” of any of these partnerships and therefore has not consolidated these entities.

Derivative Financial Instruments

Derivative financial instruments are included in other invested assets on the Company’s Consolidated Balance Sheets. The Company’s financial statement recognition of the change in the fair value of a derivative depends on the intended use of the derivative and the extent to which it is effective as part of a hedging transaction. Derivatives that are highly effective and designated as either fair value or cash flow hedges receive hedge accounting treatment.

Derivatives that hedge the change in fair value of recognized assets or liabilities are designated as fair value hedges. For such derivatives, the Company recognizes the changes in the fair value of both the derivative and the hedged items in net realized investment gains (losses) in the Consolidated Statements of Income.

Derivatives that hedge variable rate assets or liabilities or forecasted transactions are designated as cash flow hedges. For such derivatives, the Company recognizes the changes in the fair value of the derivative as a component of OCI, net of deferred income taxes, until the hedged transaction affects current earnings. At the time current earnings are affected by the variability of cash flows, the related portion of deferred gains or losses on cash flow hedge derivatives is reclassified from OCI and recorded in the Consolidated Statements of Income.

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When the changes in the fair value of such derivatives do not perfectly offset the changes in the fair value of the hedged transaction, the Company recognizes the ineffective portion in the Consolidated Statements of Income. For derivatives that do not qualify for hedge accounting treatment, the Company records the changes in fair value of these derivatives in net realized investment gains (losses) in the Consolidated Statements of Income.

The Company formally documents all relationships between the hedging instruments and hedged items, as well as risk-management objectives and strategies for undertaking various hedge transactions. The Company links all hedges that are designated as fair value hedges to specific assets or liabilities on the Consolidated Balance Sheets. The Company links all hedges that are designated as cash flow hedges to specific variable rate assets or liabilities or to forecasted transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting on a prospective basis.

Reinsurance

The Company utilizes reinsurance agreements to manage its exposure to potential losses. The Company reinsures all or a portion of its risk to reinsurers for certain types of directly written business. In addition, the Company reinsures through pools to cover catastrophic losses. Reinsurance does not affect the Company’s liability to its policyholders. Accordingly, the policy and contract claims liabilities and future policy benefit reserves are reported gross of any related reinsurance recoverables. The Company reports premiums, benefits, and settlement expenses net of reinsurance ceded on the Consolidated Statements of Income. The Company accounts for reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured business on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains liable to its policyholders to the extent that counterparties to reinsurance ceded contracts do not meet their contractual obligations.

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Deferred Policy Acquisition Costs

The Company defers as assets certain costs, principally commissions, distribution costs, and other underwriting costs, that vary with and are primarily related to the production of business. The Company amortizes acquisition costs for deferred and immediate annuity contracts and universal life insurance policies over the lives of the contracts or policies in proportion to the present value of the estimated future gross profits of each of these product lines. In this estimation process, the Company makes assumptions as to surrender rates, mortality experience, maintenance expenses, and investment performance. Actual profits can vary from the estimates and can thereby result in increases or decreases to DAC amortization rates. For interest-sensitive life products, the Company regularly evaluates its assumptions and, when necessary, revises the estimated gross profits of these contracts, resulting in adjustments to DAC amortization that are recorded in earnings when such estimates are revised. The Company adjusts the unamortized balance of DAC for the impact on estimated future gross profits as if net unrealized investment gains and losses on securities had been realized as of the balance sheet date. The Company includes the impact of this adjustment, net of tax, in OCI in Shareholder’s Equity.

The Company amortizes acquisition costs for traditional individual life insurance policies over the premium paying period of the related policies, using assumptions consistent with those used in computing policy benefit liabilities. The Company amortizes acquisition costs for group life and medical policies over the policy period of one year.

The Company conducts regular recoverability analyses for deferred and immediate annuity contracts, universal life contracts, and traditional life contract DAC balances. The Company compares the current DAC balance with the estimated present value of future profitability of the underlying business. The DAC balances are considered recoverable if the present value of future profits is greater than the current DAC balance. As of December 31, 2006, all of the DAC balances were considered recoverable.

Goodwill

Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. Goodwill is not amortized but is tested for impairment at least annually using a fair value approach, which requires the use of estimates and judgment.

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In December 1999, the Company purchased the assets of Sound Benefits Administration and Sound Benefits Marketing (collectively, referred to as Sound Benefits) to acquire the agency involved in selling and supporting the Company’s Select Benefits group medical product. This transaction included goodwill of $3,687 when the Company paid the final purchase price in January 2005.

During 2005, $4,200 of other identifiable intangible assets was written down to zero due to a purchase price allocation adjustment resulting from the realization of certain income tax benefits. See Note 12 for more information.

Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets. Estimated useful lives generally range from one to ten years for leasehold improvements and three to ten years for all other property and equipment. Leasehold improvements are amortized over the shorter of their economic useful lives or the term of the lease.

Leases

Certain of the Company’s operating leases provide for minimum annual payments that change over the life of the lease. The aggregate minimum annual payments are expensed on the straight-line basis over the minimum lease term. The Company recognizes a deferred rent liability for minimum step rents when the amount of rent expense exceeds the actual lease payments, and it reduces the deferred rent liability when the actual lease payments exceed the amount of straight-line rent expense. Rent holidays, rent incentives, and tenant improvement allowances are amortized on the straight-line basis over the initial term of the lease and any option period that is reasonably assured.

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Sales Inducements

The Company defers sales inducements to contract holders for bonus interest features on deferred annuities. The bonus interest entitles the contract holder to an incremental amount of interest to be credited to the account value over the twelve month period following the initial deposit. The incremental interest causes the first year credited rate to be higher than the contract’s expected ongoing crediting rates for periods after the inducement. Deferred sales inducements to contract holders are reported as other assets and amortized into interest credited to policy holder account values using the same methodology and assumptions used to amortize DAC.

Separate Accounts

Separate account assets and liabilities reported on the accompanying Consolidated Balance Sheets consist of the fair value of variable annuity and variable universal life contracts and represent funds that the Company administers and invests to meet the specific fund allocations of the policyholders. The assets of each separate account are legally segregated and are not subject to claims that arise out of the Company’s other business activities. Net investment income and net realized and unrealized investment gains and losses accrue directly to any such policyholders who bear the investment risk, subject to guaranteed minimum death benefits (GMDB). For variable annuity contracts with GMDB, the Company contractually guarantees total deposits made to the contract, less any partial withdrawals, in the event of death. The Company offers three types of GMDB contracts consisting of return of premium and two versions of ratchet, which are evaluated every fifth and eighth year, respectively.

The Company reinsures nearly all of the GMDB risk on its individual variable annuity contracts. Therefore, the liability balance is not material. The Company does not include investment results accruing directly to the policyholders in its revenues. Fees charged to policyholders include mortality, policy administration, and surrender charges and are included in other revenues.

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Funds Held Under Deposit Contracts

Liabilities for fixed deferred annuity contracts, guaranteed investment contracts, and universal life policies are computed as deposits net of withdrawals made by the policyholder, plus amounts credited based on contract specifications, less contract fees and charges assessed, plus any additional interest. For single premium immediate annuities (SPIAs), including structured settlements, future benefits are either fully guaranteed or are contingent on the survivorship of the annuitant. Liabilities are based on discounted amounts of estimated future benefits. Contingent future benefits are discounted with best-estimate mortality assumptions, which include provisions for longer life spans over time. The interest rate pattern used to calculate the reserves for SPIAs is set at issuance. The interest rates within the pattern vary over time and start with interest rates that prevailed at the contract issuance. The weighted-average implied interest rate on the existing block is currently at 5.9% and will grade to an ultimate assumed level of 6.7% in about 20 years.

Future Policy Benefits

The Company computes liabilities for future policy benefits under traditional individual life and group life insurance policies on the level premium method, which uses a level premium assumption to fund reserves. The Company selects the level premiums so that the actuarial present value of future benefits equals the actuarial present value of future premiums. The Company sets the interest, mortality, and persistency assumptions in the year of issue and includes provisions for adverse deviations. These liabilities are contingent upon the death of the insured while the policy is in force. The Company derives mortality assumptions from both company-specific and industry statistics. The Company discounts future benefits at interest rates that vary by year of policy issuance, are graded to the statutory valuation interest rate over time, and range from 6.0% to 4.0%.

Policy and Contract Claims

Liabilities for policy and contract claims primarily represent liabilities for claims under group medical coverages and are established on the basis of reported losses (case basis method). The Company also provides for claims incurred but not reported (IBNR) based on expected loss ratios, claims paying completion patterns, and historical experience. The Company periodically reviews estimates for reported but unpaid claims and IBNR. Any necessary adjustments are reflected in current operating results.

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Income Taxes

Through the date of acquisition, the Company was included in a consolidated federal income tax return filed by Safeco. Tax payments (credits) were made to or received from Safeco in accordance with the tax allocation agreement on a separate company tax return filing basis. Subsequent to the acquisition, the Company files a separate life consolidated tax return. Pursuant to Internal Revenue Code (IRC) §1504(c) the life insurance companies will file a separate life consolidated tax return for five years subsequent to the acquisition.

Income taxes have been provided using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. The provision for income taxes has two components: amounts currently payable or receivable and deferred income taxes. The deferred income taxes are calculated as the difference between the book and tax basis of the appropriate assets and liabilities. Deferred tax assets are recognized only to the extent that it is probable that future tax profits will be available. A valuation allowance is established where deferred tax assets cannot be recognized.

Recently Issued Accounting Standards

SFAS No. 157, Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact the adoption of this Statement could have on its financial condition, results of operations, and cash flows.

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FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN No. 48 as of January 1, 2007, as required. The adoption did not have a material impact on the Company’s consolidated financial statements.

SFAS No. 155, Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends certain paragraphs of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 also resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. In summary, SFAS No. 155: (1) permits an entity to make an irrevocable election to measure any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation at fair value in its entirety, with changes in fair value recognized in earnings; (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of

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an entity’s first fiscal year that begins after September 15, 2006. The provisions of SFAS No. 155 may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The Company adopted SFAS No. 155 as of January 1, 2007, as required. The adoption did not have a material impact on the Company’s consolidated financial statements.

American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts

In September 2005, the AICPA issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts, other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and For Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract, resulting in a release of unamortized DAC, unearned revenue, and deferred sales inducements associated with the replaced contract.

The provisions of SOP 05-1 are effective for fiscal years beginning after December 15, 2006. The Company adopted SOP 05-1 effective on January 1, 2007, as required. The adoption of SOP 05-1 did not have a material impact on the Company’s consolidated financial statements.

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3. Investments

The following tables summarize the Company’s fixed maturities and marketable equity securities:

December 31, 2006	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government and agencies	$157,000	$1,775	$(879)	$157,896
State and political subdivisions	666,101	9,329	(4,532)	670,898
Foreign governments	205,186	4,166	(477)	208,875
Corporate securities	10,637,634	161,802	(167,601)	10,631,835
Mortgage-backed securities	4,386,008	26,741	(68,566)	4,344,183
Total fixed maturities	16,051,929	203,813	(242,055)	16,013,687
Marketable equity securities	136,797	21,875	(872)	157,800
Total	$16,188,726	$225,688	$(242,927)	$16,171,487

December 31, 2005	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government and agencies	$648,755	$49,460	$(766)	$697,449
State and political subdivisions	741,671	25,218	(1,636)	765,253
Foreign governments	353,333	13,121	(228)	366,226
Corporate securities	10,858,322	262,612	(135,898)	10,985,036
Mortgage-backed securities	4,346,678	42,289	(61,265)	4,327,702
Total fixed maturities	16,948,759	392,700	(199,793)	17,141,666
Marketable equity securities	121,135	12,001	(995)	132,141
Total	$17,069,894	$404,701	$(200,788)	$17,273,807

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The following tables show the Company’s investments’ gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less Than 12 Months		12 Months or More		Total
December 31, 2006	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed maturities:
U.S. government and agencies	$52,723	$(671)	$24,683	$(208)	$77,406	$(879)
State and political subdivisions	219,608	(2,922)	65,722	(1,610)	285,330	(4,532)
Foreign governments	14,404	(214)	11,103	(263)	25,507	(477)
Corporate securities	2,719,311	(55,159)	3,686,795	(112,442)	6,406,106	(167,601)
Mortgage-backed securities	1,501,485	(22,776)	1,888,331	(45,790)	3,389,816	(68,566)
Total fixed maturities	4,507,531	(81,742)	5,676,634	(160,313)	10,184,165	(242,055)
Marketable equity securities	5,495	(125)	1,845	(747)	7,340	(872)
Total	$4,513,026	$(81,867)	$5,678,479	$(161,060)	$10,191,505	$(242,927)

	Less Than 12 Months		12 Months or More		Total
December 31, 2005	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed maturities:
U.S. government and agencies	$43,881	$(641)	$7,031	$(125)	$50,912	$(766)
State and political subdivisions	87,574	(675)	51,278	(961)	138,852	(1,636)
Foreign governments	20,927	(226)	2,502	(2)	23,429	(228)
Corporate securities	4,949,321	(122,109)	697,497	(13,789)	5,646,818	(135,898)
Mortgage-backed securities	2,077,490	(36,638)	1,032,928	(24,627)	3,110,418	(61,265)
Total fixed maturities	7,179,193	(160,289)	1,791,236	(39,504)	8,970,429	(199,793)
Marketable equity securities	6,691	(905)	228	(90)	6,919	(995)
Total	$7,185,884	$(161,194)	$1,791,464	$(39,594)	$8,977,348	$(200,788)

As of December 31, 2006 and 2005, $148,548 and $36,176, respectively, of unrealized losses for a period of twelve months or more relate to investment grade fixed income securities. Unrealized losses on investment grade securities are principally related to changes in interest rates or changes in the issuer and the sector related credit spreads since the securities were acquired. As of December 31, 2006 and 2005, the Company had the intent and ability to hold these investments for a period of time sufficient for them to recover in value.

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The Company reviewed all its investments with unrealized losses at the end of 2006 and 2005 in accordance with the impairment policy described in Note 2. The Company’s evaluation determined that these declines in fair value were temporary and it had the intent and ability to hold these investments until recovery.

At December 31, 2006 and 2005, the Company held below-investment-grade fixed maturities with fair values of $1,326,000 and $1,380,000, respectively, and an amortized cost of $1,300,000 and $1,354,000, respectively. These holdings amounted to 8.3% and 8.1%, respectively, of the investments in fixed maturities at fair value at December 31, 2006 and 2005.

The following table summarizes the cost or amortized cost and fair value of fixed maturities at December 31, 2006, by contractual years-to-maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	Cost or Amortized Cost	Fair Value

One year or less	$377,113	$375,048
Over one year through five years	2,651,783	2,608,778
Over five years through ten years	2,747,196	2,702,360
Over ten years	5,889,829	5,983,318
Mortgage-backed securities	4,386,008	4,344,183
Total fixed maturities	$16,051,929	$16,013,687

The carrying value of certain securities and cash on deposit with state regulatory authorities was $8,302 and $14,103 at December 31, 2006 and 2005, respectively.

No industry represented more than 9.1% of the amortized cost of fixed maturities and equity securities at December 31, 2006 and 2005.

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The following table summarizes the Company’s combined pretax net investment income:

				Predecessor
	Year Ended December 31		Period From August 2, 2004 Through December 31,	Period From January 1, 2004 Through August 1,
	2006	2005	2004	2004
Interest:
Fixed maturities	$926,225	$944,448	$390,031	$633,601
Mortgage loans	48,849	46,052	21,943	44,233
Short-term investments	8,853	3,725	934	1,974
Dividends:
Marketable equity securities	2,371	3,725	2,671	3,302
Redeemable preferred stock	6,532	2,860	492	2,965
Policy loans	4,870	5,112	2,241	3,067
Income in equity method investments	4,658	2,514	—	—
Other	2,921	5,331	2,829	9,230
Total investment income	1,005,279	1,013,767	421,141	698,372
Investment expenses	(23,240)	(22,534)	(10,705)	(4,908)
Net investment income	$982,039	$991,233	$410,436	$693,464

The carrying value of investments in fixed maturities that have not produced income for the last twelve months was $29,047 and $1,789 at December 31, 2006 and 2005, respectively. All of the mortgage loans produced income during 2006 and 2005.

The following table summarizes the Company’s consolidated net realized investment gains (losses) before income taxes:

				Predecessor
	Year Ended December 31		Period From August 2, 2004 Through December 31,	Period From January 1, 2004 Through August 1,
	2006	2005	2004	2004
Fixed maturities	$(18,729)	$2,983	$4,117	$34,341
Marketable equity securities	10,145	7,069	291	972
Other invested assets	1,912	3,023	2,605	189
Deferred policy acquisition costs adjustment	1,190	87	11	(517)
Net realized investment gains (losses) before income taxes	$(5,482)	$13,162	$7,024	$34,985

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During 2006, the Company recorded impairment charges of fixed maturity investments and equity securities totaling $25,079. These write-downs were primarily from investments in the paper-related industry totaling $15,655 or 62% of the total. The additional write-downs represent securities that the Company does not intend to hold until recovery. The following tables summarize the proceeds from sales of investment securities and related net realized investment gains (losses) before income taxes for 2006, 2005, and 2004.

	Year Ended December 31, 2006
	Fixed Maturities Available-for- Sale	Marketable Equity Securities	Other	Total

Proceeds from sales	$1,576,302	$80,951	$13,128	$1,670,381

Gross realized investment gains	$24,735	$11,863	$2,497	$39,095
Gross realized investment losses	(18,027)	(1,431)	(112)	(19,570)
Subtotal	6,708	10,432	2,385	19,525
Impairments	(24,608)	(471)	—	(25,079)
Other, including gains (losses) on calls and redemptions	(829)	184	717	72
Net realized investment gains	$(18,729)	$10,145	$3,102	$(5,482)

	Year Ended December 31, 2005
	Fixed Maturities Available-for- Sale	Marketable Equity Securities	Other	Total

Proceeds from sales	$2,318,889	$53,716	$1,886	$2,374,491

Gross realized investment gains	$30,702	$8,138	$—	$38,840
Gross realized investment losses	(25,751)	(847)	—	(26,598)
Subtotal	4,951	7,291	—	12,242
Impairments	(7,624)	—	—	(7,624)
Other, including gains (losses) on calls and redemptions	5,656	(222)	3,110	8,544
Net realized investment gains	$2,983	$7,069	$3,110	$13,162

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	Period From August 2, 2004 Through December 31, 2004
	Fixed Maturities Available-for- Sale	Marketable Equity Securities	Other	Total

Proceeds from sales	$362,459	$41,573	$11,781	$415,813

Gross realized investment gains	$8,379	$978	$6,345	$15,702
Gross realized investment losses	(7,862)	(224)	(5,747)	(13,833)
Subtotal	517	754	598	1,869
Impairments	(27)	(87)	—	(114)
Other, including gains (losses) on calls and redemptions	3,627	(376)	2,018	5,269
Net realized investment gains	$4,117	$291	$2,616	$7,024

	Period From January 1, 2004 Through August 1, 2004 – Predecessor
	Fixed Maturities Available-for- Sale	Marketable Equity Securities	Other	Total

Proceeds from sales	$712,821	$4,491	$1,621	$718,933

Gross realized investment gains	$45,702	$1,137	$17,846	$64,685
Gross realized investment losses	(17,163)	(165)	(15,467)	(32,795)
Subtotal	28,539	972	2,379	31,890
Impairments	(10,272)	—	—	(10,272)
Other, including gains (losses) on calls and redemptions	16,074	—	(2,707)	13,367
Net realized investment gains (losses)	$34,341	$972	$(328)	$34,985

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The following table summarizes the Company’s allowance for mortgage loan losses:

				Predecessor
	Year Ended December 31,	Year Ended December 31,	Period From August 2, 2004 Through December 31,	Period From January 1, 2004 Through August 1,
	2006	2005	2004	2004

Allowance at beginning of period	$3,903	$10,172	$10,172	$10,172
Provision	109	—	—	—
Adjustment	—	(6,269)	—	—
Allowance at end of period	$4,012	$3,903	$10,172	$10,172

This allowance relates to mortgage loan investments of $798,295 and $780,826 at December 31, 2006 and 2005, respectively. All of the Company’s mortgage loan investments were in good standing at December 31, 2006.

At December 31, 2006, mortgage loans constituted approximately 3.9% of total assets and are secured by first-mortgage liens on income-producing commercial real estate, primarily in the retail, industrial, and office building sectors. The majority of the properties are located in the western United States, with 27% of the total in California and 22% in Washington. Individual loans generally do not exceed $15,000.

The carrying value of other invested assets approximates fair value. The following table summarizes the Company’s other invested assets:

	December 31
	2006	2005

Options	$2,053	$3,331
Embedded derivatives	5,090	9,331
Other	70	700
Total other invested assets	$7,213	$13,362

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4. Derivative Financial Instruments

Derivatives are instruments whose values are derived from an underlying instrument, indices, or rates, have a notional amount, and can be net settled. This may include derivatives that are “embedded” in financial instruments or in certain existing assets or liabilities. The Company uses derivative financial instruments, including interest rate swaps and options, as a means of hedging exposure to equity price changes and/or interest rate risk on anticipated transactions or on existing assets and liabilities.

Interest rate risk is the risk of economic loss due to changes in the level of interest rates. The Company manages interest rate risk through active portfolio management and selective use of interest rate swaps as hedges to change the characteristics of certain assets and liabilities. With interest rate swap agreements, the Company exchanges with a counterparty, at specified intervals, interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments), based on an underlying principal balance (notional amount). No cash is exchanged at the outset of the contract, and no principal payments are made by either party. The net interest accrued and the net interest payments made at each interest payment due date are recorded to interest income or expense, depending on the hedged item.

Fair Value Hedges

In August 2004, all fair value hedges, totaling $330,409 of notional amount outstanding, were terminated resulting in a realized investment loss of $3,491. Prior to August 2004, the Company used interest rate swaps to hedge the change in fair value of certain fixed-rate assets. As discussed in Note 2, derivatives that were determined to be highly effective were given hedge accounting treatment and changes in their fair values and the related fair values of the assets that they hedged were recognized in net realized investment gains (losses) in the Consolidated Statements of Income.

Cash Flow Hedges

In August 2004, all cash flow interest rate swaps were terminated, resulting in a net realized investment gain of $393. Prior to August 2004, the Company used interest rate swaps to hedge the variability of future cash flows arising from changes in interest rates associated with certain variable rate assets and forecasted transactions. Amounts recorded in OCI related to derivatives qualifying as cash flow hedges resulted in a decrease in OCI of $4,439 after tax for the seven month period ended August 1, 2004.

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In August 2004, interest rate swaps related to the forecasted transactions were terminated resulting in a realized investment gain of $3,640.

Prior to August 2004, the interest rate swaps related to forecasted transactions that were considered probable of occurring were considered to be highly effective and qualified for hedge treatment under SFAS No. 133. SFAS No. 133 requires that amounts deferred in OCI be reclassified into earnings either when the forecasted transaction occurs or when it is considered not probable of occurring, whichever happens sooner. In the seven month period ended August 1, 2004, $7,442 after tax was reclassified from OCI to net realized investment gains and losses relating to forecasted transactions that were no longer probable of occurring.

Other Derivatives

The Company has a closed block of equity indexed annuity (EIA) product that credits the policyholders’ accounts based on a percentage of the gain in the S&P 500 Index. In connection with this product, the Company has a hedging program with the objective to hedge the exposure to changes in the S&P 500 Index. This program consists of buying S&P 500 Index options. Although the Company uses index options to hedge the equity return component of the EIA, the options do not qualify as hedging instruments or for hedge accounting treatment pursuant to SFAS No. 133. Accordingly, the assets are recorded as a free-standing derivative asset or options in other invested assets, and mark-to-market gains or losses to record the options at fair value are recognized in net realized investment gains (losses). The Company recognized pretax gains (losses) on these options of $2,227, $(4,413), $2,007, and $(2,611), for the years ended December 31, 2006 and 2005, the five month period ended December 31, 2004, and the seven month period ended August 1, 2004, respectively.

The Company has convertible bonds that contain embedded options. The values of these options are bifurcated from the host value of the respective bonds and are accounted for as derivatives. During 2006 and 2005, the embedded derivatives are recorded in other invested assets, and mark-to-market gains or losses, to record the embedded derivatives at fair value, are recognized in net realized investment gains. The value of these options is $5,090 and $9,331 at December 31, 2006 and 2005, respectively.

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Counterparty credit risk is the risk that a counterparty to a derivative contract will be unable to perform its obligations. The Company manages counterparty credit risk on an individual counterparty basis, and gains and losses are netted by counterparty. The Company mitigates counterparty credit risk through credit reviews, approval controls, and by only entering into agreements with creditworthy counterparties. The Company performs ongoing monitoring of counterparty credit exposure risk against credit limits. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of derivative financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For interest rate swaps, credit risk is limited to the amount that it would cost the Company to replace the contract.

5. Securities Lending Program

The Company participates in a securities lending program whereby blocks of securities included in investments are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $395,942 and $577,877 and an estimated fair value of $427,660 and $574,824 were on loan under the program at December 31, 2006 and 2005, respectively. The Company was liable for cash collateral under its control of $439,292 and $598,451 at December 31, 2006 and 2005, respectively.

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6. Fair Value of Financial Instruments

The Company estimates the fair values for mortgage loans by discounting the projected cash flows using the current rate at which loans would be made to borrowers with similar credit ratings and for the same maturities.

For cash and cash equivalents, policy loans, short-term investments, accounts receivable, and other liabilities the carrying value is a reasonable estimate of fair value.

The fair value of investments in limited partnerships is provided by the general partner or manager of each investment. Included in investments in limited partnerships are investments in tax-sheltered affordable housing projects for which the fair values are calculated as the sum of the cash contributions and the present value of future commitments.

The carrying amount of the note receivable approximates fair value.

All derivatives are carried at fair value on the Consolidated Balance Sheet. The fair values of the derivative financial instruments generally represent the estimated amounts that the Company would expect to receive or pay upon termination of the contracts as of the reporting date. Quoted fair values are available for certain derivatives. For derivative instruments not actively traded, the Company estimates fair values using values obtained from independent pricing services, internal modeling, or quoted market prices of comparable instruments.

The carrying value of securities lending collateral and securities lending payable approximates fair value.

Separate account assets and the related liabilities are reported at fair value using quoted market prices.

The Company estimates the fair values of investment contracts (funds held under deposit contracts) with defined maturities by discounting projected cash flows using rates that would be offered for similar contracts with the same remaining maturities. For investment contracts with no defined maturities, the Company estimates fair values to be the present surrender value.

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The following table summarizes the carrying or reported values and corresponding fair values of financial instruments:

	December 31, 2006		December 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Fixed maturities	$16,013,687	$16,013,687	$17,141,666	$17,141,666
Marketable equity securities	157,800	157,800	132,141	132,141
Mortgage loans	794,283	796,078	776,923	798,430
Investments in limited partnerships	112,648	112,648	93,400	93,400
Other invested assets:
Options	2,053	2,053	3,331	3,331
Embedded derivatives	5,090	5,090	9,331	9,331
Securities lending collateral	439,292	439,292	598,451	598,451
Separate account assets	1,233,929	1,233,929	1,188,820	1,188,820

Financial liabilities:
Funds held under deposit contracts	15,986,896	15,954,265	16,697,903	16,960,272
Other invested liabilities:
Limited partnerships contributions payable	44,646	44,646	31,599	31,599
Securities lending payable	439,292	439,292	598,451	598,451
Separate account liabilities	1,233,929	1,233,929	1,188,820	1,188,820

7. Reinsurance

The Company evaluates the financial condition of its reinsurers to minimize the exposure to losses from reinsurer insolvencies. Management of the Company is not aware of any of the Company’s major reinsurers currently experiencing material financial difficulties. The Company analyzes reinsurance recoverables according to the credit ratings of its reinsurers. Of the total amount due from reinsurers at December 31, 2006, 99.7% was with reinsurers rated A- or higher by A.M. Best. The Company had no reserve for uncollectible reinsurance in 2006 or 2005. None of the Company’s reinsurance contracts exclude certified terrorist acts.

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For the individual life business, the Company has coinsurance agreements on policies exceeding $500,000 and other miscellaneous policies where the reinsurer reimburses the Company based on the percentage in the contract, which ranges from 50% to 80% based upon the year that the policy was written.

The Company reinsures 100% of its group long-term disability and group short-term disability business. The reinsurer is responsible for paying all claims.

Reinsurance recoverables are comprised of the following amounts:

	December 31
	2006	2005
Life insurance
Reinsurance recoverables on:
Policy and contract claims	$5,861	$6,694
Paid claims	10	77
Life policy liabilities	166,621	149,853
Total life insurance	172,492	156,624

Accident and health insurance
Reinsurance recoverables on:
Policy and contract claims	725	338
Paid claims	79	295
Future policy benefits	65,468	72,631
Total accident and health insurance	66,272	73,264
Total reinsurance recoverables	$238,764	$229,888

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The effects of reinsurance on earned premiums are as follows:

				Predecessor
	Year Ended December 31,	Year Ended December 31,	Period From August 2, 2004 Through December 31,	Period From January 1, 2004 Through August 1,
	2006	2005	2004	2004
Direct:
Accident and health premiums	$390,873	$430,821	$185,464	$264,032
Life insurance premiums	191,881	192,854	84,743	118,226
Total	582,754	623,675	270,207	382,258

Assumed:
Accident and health premiums	(1)	15,277	18,753	23,220
Life insurance premiums	209	240	165	229
Total	208	15,517	18,918	23,449

Ceded:
Accident and health premiums	(10,215)	(22,529)	(8,544)	(11,804)
Life insurance premiums	(47,090)	(41,204)	(17,386)	(35,978)
Total	(57,305)	(63,733)	(25,930)	(47,782)
Total premiums	$525,657	$575,459	$263,195	$357,925

Percentage of amount assumed to net	0.04%	2.70%	7.19%	6.55%

Ceded reinsurance reduced policy benefits by $45,533, $39,253, $11,529, and $23,722 for the years ended December 31, 2006 and 2005, the five months ended December 31, 2004, and the seven months ended August 1, 2004, respectively.

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8. Deferred Policy Acquisition Costs and Deferred Sales Inducements

Activities impacting deferred policy acquisition costs are as follows:

	December 31
	2006	2005

Unamortized balance at beginning of period	$48,511	$15,073
Deferral of acquisition costs	52,511	45,212
Adjustment related to investment gains	1,190	87
Amortization related to other expenses	(14,589)	(11,861)
Unamortized balance at end of period	87,623	48,511
Accumulated effect of net unrealized investment gains	614	506
Balance at end of period	$88,237	$49,017

The following table provides a reconciliation of the beginning and ending balance for sales inducements, which are included in other assets, for 2006 and 2005:

	December 31
	2006	2005

Unamortized balance at beginning of period	$2,905	$293
Capitalizations	6,113	2,612
Amortization	(8)	—
Unamortized balance at end of period	$9,010	$2,905

9. Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are comprised of the following amounts:

	December 31
	2006	2005

Computer equipment and software	$3,573	$1,510
Office equipment, furniture, and fixtures	7,597	7,132
Equipment and software under capital leases	13,825	13,586
Leasehold improvements	146	154
	25,141	22,382
Less accumulated depreciation and amortization	8,342	4,342
	$16,799	$18,040

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Depreciation and amortization expenses associated with property, equipment, and leasehold improvements, including equipment and software under capital leases, amounted to $4,271, $4,187, $155, and $0 for the years ended December 31, 2006 and 2005, the five months ended December 31, 2004, and the seven months ended August 1, 2004, respectively.

10. Policy and Contract Claims

The following table provides a reconciliation of the beginning and ending reserve balances for policy and contract claims for 2006, 2005, and 2004:

	2006	2005	2004
Balance as of January 1	$135,655	$153,173	$139,113
Less: reinsurance recoverable	7,032	4,176	5,571
Net balance as of January 1	128,623	148,997	133,542

Incurred related to insured events of:
The current year	298,269	364,832	369,948
Prior years	(1,445)	1,807	12,158
Total incurred	296,824	366,639	382,106

Paid related to insured events of:
The current year	231,890	292,482	290,857
Prior years	80,629	94,531	75,794
Total paid	312,519	387,013	366,651

Net balance as of December 31	112,928	128,623	148,997
Add: reinsurance recoverable	6,586	7,032	4,176
Balance as of December 31	$119,514	$135,655	$153,173

The Company uses estimates for determining its liability for policy and contract claims, which are based on historical claim payment patterns and expected loss ratios, to provide for the inherent variability in claim patterns and severity. For the year ended December 31, 2006, the change in prior year incurred liabilities primarily relates to a favorable development in contract claims. For the years ended December 31, 2005 and 2004, the change in incurred liabilities was primarily from higher-than-expected loss and claims experience, and a change in estimates.

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11. Revolving Credit Facility

In 2005, the Company entered into a $25,000 revolving credit facility with Bank of New York to support the Company’s overnight repurchase agreement program, which provides the Company liquidity to meet its general funding requirements. There was no borrowing activity on this facility in 2006 and 2005.

12. Income Taxes

The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109 under which deferred income tax assets and liabilities are determined based on the differences between their financial reporting and tax bases and are measured using the enacted tax rates.

Differences between income taxes computed by applying the U.S. federal income tax rate of 35% to income before income taxes, and the provision for income taxes were as follows:

							Predecessor
	Year Ended December 31, 2006		Year Ended December 31, 2005		Period From August 2, 2004 Through December 31, 2004		Period From January 1, 2004 Through August 1, 2004

Income before income taxes	$246,772		$215,464		$96,202		$130,087
Computed “expected” tax expense	$86,370	35.00%	$75,412	35.00%	$33,671	35.00%	$45,530	35.00%
Separate account dividend received deduction (DRD)	(1,981)	(0.80)	(3,960)	(1.84)	(1,103)	(1.15)	(1,461)	(1.12)
Miscellaneous other permanent differences	54	0.02	(120)	(0.06)	(240)	(0.25)	190	0.15
IRS audit adjustments	—	—	—	—	—	—	(8,749)	(6.73)
Valuation allowance	—	—	(5,675)	(2.63)	—	—	—	—
Low income housing credits	(838)	(0.34)	—	—	—	—	—	—
Other	2,111	0.86	(679)	(0.32)	1,458	1.52	(3,665)	(2.82)
Provision for income taxes	$85,716	34.74%	$64,978	30.15%	$33,786	35.12%	$31,845	24.48%

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The tax effects of temporary differences that give rise to the deferred income tax assets and deferred income tax liabilities were as follows:

	December 31
	2006	2005
Deferred income tax assets:
Goodwill	$3,453	$5,289
Intangibles	18,408	19,036
Adjustment to life policy liabilities	343,120	369,329
Capitalization of policy acquisition costs	50,150	57,785
Investment impairments	9,002	8,865
Unrealized depreciation of investment securities (net of deferred policy acquisition costs adjustment: $(215) and $(0), respectively)	5,822	—
Uncollected premium adjustment	194	—
Guaranty fund assessments	502	522
Bond accrual	315	—
Other	4,869	12,819
Total deferred income tax assets	435,835	473,645

Deferred income tax liabilities:
Unrealized appreciation of investment securities (net of deferred policy acquisition costs adjustment: $(0) and $(178), respectively)	—	71,557
Securities – basis adjustment	185,164	242,909
Mortgage loans	1,232	3,170
Deferred policy acquisition costs	30,668	16,641
Bond discount accrual	—	4,543
Other	311	177
Total deferred income tax liabilities	217,375	338,997
Net deferred income tax asset	$218,460	$134,648

On August 2, 2004, the Company established a valuation allowance related to capital loss carryforwards of $27,392 ($9,587 at the effective tax rate). The Company determined the need for a valuation allowance due to the fact that the capital losses generated in 2002 and 2003 continued to be available for carryback purposes by the Company’s former parent, Safeco. During 2005, the valuation allowance was reduced in its entirety as a result of a change in the anticipated realizability of deferred tax assets. The adjustment resulted in a write-down of other intangible assets in the amount of $4,200.

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Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation, but was accumulated for income tax purposes in a memorandum account referred to as the “policyholders’ surplus account” (PSA). In any taxable year beginning after 2004 and before 2007, direct and indirect distributions from the PSA will be treated as zero (no tax due). At December 31, 2005 the balance in the Company’s PSA account was $7,448. During 2006, direct dividends from the insurance companies of $123,030 were distributed, which reduced the balance in the Company’s PSA account to zero.

13. Comprehensive Income

Comprehensive income is defined as all changes in shareholder’s equity, except those arising from transactions with shareholders. Comprehensive income includes net income and OCI, which consists of changes in unrealized gains or losses of investments and derivatives carried at fair value and the DAC valuation allowance.

The components of OCI are as follows:

	December 31
	2006	2005

Net unrealized gains and losses on available-for-sale securities	$(17,249)	$203,944
Adjustment for deferred policy acquisition costs	614	506
Deferred income taxes	5,822	(71,557)
Accumulated other comprehensive income (loss)	$(10,813)	$132,893

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The following summarizes the net changes in OCI:

				Predecessor
	Year Ended December 31		Period From August 2, 2004 Through December 31,	Period From January 1, 2004 Through August 1,
	2006	2005	2004	2004
Increase (decrease) in unrealized appreciation depreciation of:
Available-for-sale securities	$(221,193)	$(276,004)	$479,948	$(329,336)
Derivative financial instruments	—	—	—	(6,829)
Adjustment for deferred policy acquisition costs	108	1,201	(695)	39,095
Deferred income taxes	77,379	96,182	(167,739)	103,975
Net change in accumulated OCI	$(143,706)	$(178,621)	$311,514	$(193,095)

14. Commitments and Contingencies

Under state insolvency and guaranty laws, insurers licensed to do business in a state can be assessed or required to contribute to state guaranty funds to cover policyholder losses resulting from insurer insolvencies. Liabilities for guaranty funds are not discounted or recorded net of premium taxes and are included in other liabilities in the Consolidated Balance Sheets. At December 31, 2006, the Company had liabilities of $7,278 for estimated guaranty fund assessments. The Company has a related asset for premium tax offsets of $5,843, which is available for a period of five to twenty years.

At December 31, 2006, the Company was invested in six limited partnership interests related to tax-sheltered affordable housing projects, four of which were entered into during 2006. The Company unconditionally committed to provide capital contributions of approximately $64,298 over a period of four years. These investments were accounted for under the equity method and are recorded at present value in investment in limited partnerships with the corresponding amount in other liabilities. Capital Contributions of $10,584 were paid as of December 31, 2006, with the remaining expected cash capital contributions payable as follows:

2007	$9,262
2008	7,867
2009	21,439
2010	15,146
Total capital contributions payable	$53,714

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The Company has committed to invest $17,500 in two private equity limited partnerships. The Company will provide capital contributions to the partnerships up to the committed amount at the discretion of the general partners, subject to certain incremental contribution limits. The term of the capital commitment ranges from five to ten years ending in 2015. Investments in both partnerships amounted to $2,495 for the year ended December 31, 2006.

Because of the nature of the business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. The Company does not believe that such litigation will have a material adverse effect on its consolidated financial condition, future operating results, or liquidity.

The Company leases office space, commercial real estate, and certain equipment under leases that expire at various dates through 2015. The Company accounts for these leases as operating leases. Certain leases include renewal options.

Future minimum lease commitments, including cost escalation clauses, for the next five years and thereafter, are as follows:

Minimum Rentals

2007	$960
2008	815
2009	725
2010	429
2011	34
Thereafter	8
Total	$2,971

The amount of rent expense charged to income was $7,983, $8,134, $4,176, and $5,300 for the years ended December 31, 2006 and 2005, the five months ended December 31, 2004, and the seven months ended August 1, 2004, respectively.

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In October 2004, the Company entered into a service agreement with a third-party service provider to outsource the majority of its information technology infrastructure. The term of the service agreement is for five years, subject to certain renewal options and early termination provisions. Under the terms of the service agreement, the Company agreed to pay an annual service fee ranging from $13,194 to $14,664 for five years. The remaining annual service fee is $13,224 for 2007, $13,269 for 2008, $13,928 for 2009, and $8,362 for 2010, subject to certain annual service fee adjustments based on actual benchmarks and production utilization.

During 2005, the Company entered into an agreement and paid the service provider a fixed transition fee in the amount of $15,488 related to the acquisition of the initial equipment and software used by the service provider to fulfill and perform its services. The ownership of these assets will be conveyed to the Company upon the termination of the service agreement. The Company recorded the equipment and software as a capital lease with no related future minimum lease payment. Additional equipment and software may be purchased by the service provider based on capacity and demand. Equipment and software costs under the capital lease were $13,825 and $13,586, respectively, at December 31, 2006 and 2005 with accumulated amortization of $5,885 and $3,057, respectively. There were no capitalized leases at December 31, 2004.

At December 31, 2006 and 2005, unfunded mortgage loan commitments were $14,465 and $35,175, respectively. The Company had no other material commitments or contingencies at December 31, 2006 and 2005.

15. Employee Benefit Plans

Symetra Financial Corporation sponsors a defined contribution plan for all eligible employees. Prior to 2006, the Symetra Financial Retirement Plan was a 401(k)/profit-sharing retirement plan that included a matching contribution of 66.6% of a participant’s contributions up to 6% of eligible compensation, a profit-sharing feature comprised of a minimum contribution of 3% of each eligible participant’s compensation, and a variable component based on the Board of Director’s discretion. No variable profit-sharing contributions were made for the year ended December 31, 2005 and the five month period ended December 31, 2004. Effective January 1, 2006, the plan was amended to include only an immediate safe harbor contribution of 100% of participants’ contributions up to 6% of eligible compensation. The Company’s expense related to this plan was $2,044, $4,985 and $2,486 for the years ended December 31, 2006 and 2005, and the five months ended December 31, 2004, respectively.

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Symetra Financial Corporation also sponsors a performance share plan (the Performance Share Plan) which provides incentives to selected executives based on the long-term success of the Company. The Board of Directors of the Company may grant to an executive an award of performance shares. Each performance share reflects the financial value of the growth in both book value and enterprise value and is conditional upon attainment of a stated performance goal over the award period specified in the grant. The performance shares are exchanged for a cash payment at the end of the award period. The amount expensed for the years ended December 31, 2006 and 2005 and the five months ended December 31, 2004, related to the Performance Share Plan, was $11,801, $10,262, and $1,928, respectively. The Company does not offer any healthcare, life insurance, or other post-retirement benefits to retired employees.

Predecessor Plans

Through the date of acquisition, Safeco sponsored defined contribution and defined benefit plans covering substantially all employees of the Company and its subsidiaries and provided a post-retirement benefit program for certain retired employees. Eligibility for participation in the various plans was generally based on completion of a specified period of continuous service or date of hire. Employer contributions to these plans were made in cash. Costs allocated to the Company for these plans were $2,305 for the seven months ended August 1, 2004.

The Safeco 401(k)/Profit Sharing Retirement Plan was a defined contribution plan. It included a minimum contribution of 3% of each eligible participant’s compensation, a matching contribution of 66.6% of participants’ contributions, up to 6% of eligible compensation, and a profit-sharing component based on Safeco’s income. No profit-sharing contributions were made for the seven month period ended August 1, 2004.

The Safeco Employee’s Cash Balance Plan (CBP) was a noncontributory defined benefit plan that provided benefits for each year of service after 1988, based on the participant’s eligible compensation, plus a stipulated rate of return on the benefit balance. Safeco made contributions to the CBP based on the funding requirements set by the Employee Retirement Income Security Act of 1974. Costs allocated to the Company for this plan were 1% or less of income before income taxes for the seven months ended August 1, 2004.

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The Company participated in Safeco’s Long-Term Incentive Plan of 1997 (the Plan), as amended. Incentive stock options, non-qualified stock options, restricted stock rights, performance stock rights, and stock appreciation rights were authorized under the Plan. Stock-based compensation expense allocated to the Company was $1,873 for the seven months ended August 1, 2004.

16. Dividends

Insurance companies are restricted by state regulations as to the aggregate amount of dividends they may pay in any consecutive 12-month period without regulatory approval. Generally, dividends may be paid out of earned surplus without approval with 30 days prior written notice, within certain limits. The limits are generally based on the greater of 10% of the prior year statutory surplus or prior year statutory net gain from income. Dividends in excess of the prescribed limits or earned surplus require formal state insurance commission approval. Based on statutory limits as of December 31, 2006, the amount of surplus available for the payment of dividends without prior regulatory approval is $166,415.

During 2006 the Company paid dividends of $122,500 to its parent, Symetra Financial Corporation.

17. Statutory-Basis Information

State insurance regulatory authorities require insurance companies to file annual statements prepared on an accounting basis prescribed or permitted by their respective states of domicile. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC), including the revised Accounting Practices and Procedures Manual. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

47

During 2005, ASL was statutorily merged into Symetra Life Insurance Company. Statutory net income and surplus of ASL for the years ended December 31, 2006 and 2005 are included in Symetra Life Insurance Company. Statutory net income (loss) and capital and surplus, by company, are as follows:

	Year Ended December 31
	2006	2005	2004
Statutory net income (loss):
Symetra Life Insurance Company	$145,020	$162,210	$222,104
Symetra National Life Insurance Company	1,107	(936)	119
First Symetra National Life Insurance Company of New York	35	(3,016)	857
American States Life Insurance Company	—	—	23,237
Total	$146,162	$158,258	$246,317

	December 31
	2006	2005
Statutory capital and surplus:
Symetra Life Insurance Company	$1,266,222	$1,260,136

Statutory net income differs from income reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, reserves are based on different assumptions, and income tax expense reflects only taxes paid or currently payable.

Statutory capital and surplus differs from amounts reported in accordance with GAAP primarily because of the effect of GAAP purchase price accounting adjustments, policy acquisition costs are expensed when incurred, reserves are based on different assumptions, and fixed maturities are carried at amortized cost.

Life and health insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on various risk factors related to it. At December 31, 2006, Symetra Life Insurance Company and its subsidiaries met the RBC requirements.

48

18. Related Parties

The Company entered into an Investment Management Agreement on March 14, 2004 with White Mountains Advisors, LLC. This agreement provides for investment advisory services related to the Company’s invested assets and portfolio management services. Fees are paid quarterly and amounted to $19,469, $18,125, and $7,764 for the years ended December 31, 2006 and 2005 and the five months ended December 31, 2004, respectively.

SABSCO, an affiliate of the Company, purchased at a discount from third-party payees the future payment streams from structured settlement annuity contracts assigned to and owned by SABSCO and issued by the Company. The payments to annuitants totaled $38,455 and $8,527 during the years ended December 31, 2006 and 2005, respectively. The Company in turn, issued commutation endorsements to SABSCO to commute the payment streams in the structured settlement annuity contracts. During the years ended December 31, 2006 and 2005, the Company paid $46,544 and $8,191, respectively, to SABSCO related to the commutation endorsements.

During 2005, the Company sold fixed maturity investments with a book value of $4,304 to Symetra Financial Corporation for a purchase price of $5,384, recording an affiliated realized capital gain on the transaction of $1,080.

The Company paid concessions, commissions, general agent fees, and administrative fees to Symetra Administrative Services, Inc., Symetra Investment Services, Inc., and Symetra Securities, Inc. totaling $10,937, $12,461, and $12,668 for the years ended December 31, 2006 and 2005 and the five month period ended December 31, 2004, respectively. These payments are included in other underwriting and operating expenses in the Consolidated Statements of Income.

Total related-party rent expense charged to income for all facilities was $5,480 and $1,408 for the years ended December 31, 2006 and 2005, respectively. Other operating expenses and inter-company cost allocations, including the Performance Share Plan due to Symetra Financial Corporation, were $20,076 and $7,118 at December 31, 2006 and 2005, respectively. At December 31, 2004, inter-company cost allocations due from Symetra Financial Corporation were $2,961.

49

Predecessor

During 2005, the Company relocated its main office location to Bellevue, Washington. Prior to August 2, 2004, the Company was obligated under a real estate lease with General America Corporation, a subsidiary of Safeco, through July 31, 2005. The current minimum aggregate rental commitment under this lease obligation was $5,281 at December 31, 2004. Total related-party rent expense charged to income for all facilities was $5,300 for the seven months ended August 1, 2004.

Prior to August 2, 2004, Safeco and its affiliates provided the Company with personnel, property, and facilities in carrying out certain of its corporate functions. Safeco annually determined allocation factors based on headcount, time studies, actual usage, or other relevant allocation bases in order to allocate expenses for these services and facilities. These expenses were included in net investment income and other operating expenses within the Consolidated Statements of Income. Safeco charged the Company expenses of $21,370 and $40,010 for the seven months ended August 1, 2004 and for the year ended December 31, 2003, respectively. These expenses included charges for corporate overhead, data processing systems, payroll, and other miscellaneous charges.

On July 30, 2004, as part of the purchase of Safeco’s life insurance companies, $7,703 of fixed assets and software was transferred to the Company and reflected as a capital contribution. The remaining $1,131 of the total $8,834 was a cash contribution.

50

19. Segment Information

The Company provides a broad range of products and services that include group and individual insurance products, pension products, and annuity products. These operations are managed separately as five reportable segments: Group, Income Annuities, Retirement Services, Individual, and Other:

Group’s principal product is stop-loss medical insurance sold to employers with self-insured medical plans. Also included in this segment are group life, accidental death and dismemberment insurance, and disability products.

Retirement Services’ products are primarily fixed and variable deferred annuities (both qualified and non-qualified), tax-sheltered annuities (marketed to teachers and not-for-profit organizations), and corporate retirement funds.

Income Annuities’ principal products are the structured settlement annuities that are sold to fund third-party personal injury settlements, providing a reliable income stream to the injured party and immediate annuities purchased to fund income after retirement.

Individual’s products include term, universal and variable universal life, and bank-owned life insurance.

Other is comprised mainly of investment income not allocated to other segments and inter-segment elimination entries.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (Note 2).

The Company allocates capital and related investment income to each segment using a risk-based capital formula. The Company evaluates its results based upon pretax operating earnings, a non-GAAP financial measure that excludes net realized investment gains (losses). Management believes the presentation of segment pretax operating earnings enhances the understanding of its results of operations by highlighting earnings attributable to the normal recurring operations of the business.

51

The following tables present selected financial information by segment and reconcile pretax operating earnings to amounts reported in the Consolidated Statements of Income.

	Year Ended December 31, 2006
	Group	Retirement Services	Income Annuities	Individual	Other	Total
Revenues:
Premiums	$387,231	$130	$—	$138,296	$—	$525,657
Net investment income	17,846	269,730	438,886	232,759	22,818	982,039
Other revenue	169	20,920	756	12,939	—	34,784
Total revenues (excluding net realized investment gains (losses))	405,246	290,780	439,642	383,994	22,818	1,542,480

Benefits and expenses:
Policyholder benefits and claims	230,753	(16,501)	—	50,000	—	264,252
Interest credited to policyholder account values	—	186,231	380,267	208,180	—	774,678
Other underwriting and operating expenses	96,622	60,575	18,472	57,371	3,667	236,707
Amortization of deferred policy acquisition costs	10,882	1,081	580	2,046	—	14,589
Total benefits and expenses	338,257	231,386	399,319	317,597	3,667	1,290,226
Pretax operating earnings	66,989	59,394	40,323	66,397	19,151	252,254

Net realized investment gains (losses)	(66)	(17,061)	16,798	(3,807)	(1,346)	(5,482)
Income before income taxes	$66,923	$42,333	$57,121	$62,590	$17,805	$246,772

Assets:
Total investments	$165,843	$4,441,532	$6,967,906	$4,074,927	$1,546,412	$17,196,620
Separate account assets	—	1,115,519	—	118,410	—	1,233,929
Total assets	294,566	5,901,890	7,268,490	4,601,697	1,894,436	19,961,079

52

	Year Ended December 31, 2005
	Group	Retirement Services	Income Annuities	Individual	Other	Total
Revenues:
Premiums	$438,276	$121	$—	$137,062	$—	$575,459
Net investment income	19,126	292,736	441,426	222,613	15,332	991,233
Other revenue	358	22,567	453	13,968	37	37,383
Total revenues (excluding net realized investment gains (losses))	457,760	315,424	441,879	373,643	15,369	1,604,075

Benefits and expenses:
Policyholder benefits and claims	296,036	(25,697)	—	57,088	—	327,427
Interest credited to policyholder account values	—	211,538	392,940	206,856	—	811,334
Other underwriting and operating expenses	105,085	61,444	18,508	61,375	4,739	251,151
Amortization of deferred policy acquisition costs	10,478	94	273	1,016	—	11,861
Total benefits and expenses	411,599	247,379	411,721	326,335	4,739	1,401,773
Pretax operating earnings	46,161	68,045	30,158	47,308	10,630	202,302

Net realized investment gains (losses)	(168)	(17,122)	17,382	1,344	11,726	13,162
Income before income taxes	$45,993	$50,923	$47,540	$48,652	$22,356	$215,464

Assets:
Total investments	$135,226	$5,094,036	$7,276,295	$4,130,472	$1,601,926	$18,237,955
Separate account assets	—	1,074,463	—	114,357	—	1,188,820
Total assets	237,884	6,524,109	7,451,284	4,638,575	2,007,232	20,859,084

53

	Period From August 2, 2004 Through December 31, 2004
	Group	Retirement Services	Income Annuities	Individual	Other	Total
Revenues:
Premiums	$207,396	$105	$—	$55,694	$—	$263,195
Net investment income	8,698	124,172	184,069	89,229	4,268	410,436
Other revenue	(9)	10,965	151	6,224	80	17,411
Total revenues (excluding net realized investment gains (losses))	216,085	135,242	184,220	151,147	4,348	691,042

Benefits and expenses:
Policyholder benefits and claims	124,008	(15,849)	—	19,340	—	127,499
Interest credited to policyholder account values	—	109,211	164,100	86,885	—	360,196
Other underwriting and operating expenses	49,988	26,095	7,161	28,566	733	112,543
Amortization of deferred policy acquisition costs	1,352	236	—	38	—	1,626
Total benefits and expenses	175,348	119,693	171,261	134,829	733	601,864
Pretax operating earnings	40,737	15,549	12,959	16,318	3,615	89,178

Net realized investment gains (losses)	(1)	4,166	(3,277)	2,809	3,327	7,024
Income before income taxes	$40,736	$19,715	$9,682	$19,127	$6,942	$96,202

Assets:
Total investments	$526,113	$6,721,800	$7,752,278	$4,271,000	$(80,036)	$19,191,155
Separate account assets	—	1,114,843	—	113,517	—	1,228,360
Total assets	629,644	8,245,373	7,884,679	4,737,864	522,386	22,019,946

54

	Period From January 1, 2004 Through August 1, 2004 - Predecessor
	Group	Retirement Services	Income Annuities	Individual	Other	Total
Revenues:
Premiums	$293,213	$92	$—	$64,620	$—	$357,925
Net investment income	13,565	224,995	290,307	139,063	25,534	693,464
Other revenue	—	14,776	193	14,774	54	29,797
Total revenues (excluding net realized investment gains)	306,778	239,863	290,500	218,457	25,588	1,081,186

Benefits and expenses:
Policyholder benefits and claims	196,468	172	—	26,937	—	223,577
Interest credited to policyholder account values	—	155,403	274,800	126,230	—	556,433
Other underwriting and operating expenses	70,479	35,398	9,423	36,059	15,622	166,981
Amortization of deferred policy acquisition costs	10,537	16,313	—	7,314	—	34,164
Intangibles and goodwill amortization	794	801	—	1,746	1,588	4,929
Total benefits and expenses	278,278	208,087	284,223	198,286	17,210	986,084
Pretax operating earnings	28,500	31,776	6,277	20,171	8,378	95,102

Net realized investment gains	140	2,372	12,751	5,225	14,497	34,985
Income before income taxes	$28,640	$34,148	$19,028	$25,396	$22,875	$130,087

55

Symetra Separate Account C

Statements of Assets and Liabilities

As of December 31, 2006

	Sub-Accounts
	AIM CAPITAL APPRECIATION I1	AIM CAPITAL APPRECIATION II	AIM CAPITAL DEVELOPMENT SERIES I	AIM CAPITAL DEVELOPMENT SERIES II1	AIM GLOBAL HEALTHCARE[1]
ASSETS:
Investments in Underlying:
Investments, at Cost	$10,130,746	$118,991	$320,516	$567,156	$856,839
Shares Owned	387,119	4,758	21,402	32,343	47,108
Investments, at Fair Value	$10,150,243	$123,275	$394,443	$588,333	$1,013,280
Total Assets	10,150,243	123,275	394,443	588,333	1,013,280
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$10,150,243	$123,275	$394,443	$588,333	$1,013,280
Spinnaker & Mainsail
Net Assets	$9,571,365	$122,060	$323,497	$523,146	$773,428
Accumulation Units Outstanding	969,657	9,992	17,782	49,390	55,602
Accumulation Unit Value	$9.878	$12.216	$18.192	$10.592	$13.910
Spinnaker Advisor
Net Assets	$578,878	$1,215	$70,946	$56,225	$239,852
Accumulation Units Outstanding	58,618	100	3,907	5,310	17,275
Accumulation Unit Value	$9.875	$12.206	$18.159	$10.588	$13.885
Spinnaker with Enhanced Earnings Benefit ("EEB")
Net Assets	$-	$-	$-	$444	$-
Accumulation Units Outstanding	-	-	-	42	-
Accumulation Unit Value	$-	$-	$-	$10.580	$-
Spinnaker with Guaranteed Minimum Death Benefit ("GMDB")
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-
Spinnaker with EEB & GMDB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-
Spinnaker Choice
Net Assets	$-	$-	$-	$8,518	$-
Accumulation Units Outstanding	-	-	-	805	-
Accumulation Unit Value	$-	$-	$-	$10.580	$-
Spinnaker Choice with EEB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-
Spinnaker Choice with GMDB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-
Spinnaker Choice with EEB & GMDB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-

1  Reference Note 1 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Assets and Liabilities

As of December 31, 2006

	Sub-Accounts
	AIM GLOBAL REAL ESTATE[1]	AIM INTERNATIONAL GROWTH I	AIM INTERNATIONAL GROWTH II1	AMERICAN CENTURY BALANCED	AMERICAN CENTURY INFLATION PROTECTION
ASSETS:
Investments in Underlying:
Investments, at Cost	$11,888,698	$2,191,796	$1,666,280	$16,541,089	$2,099,286
Shares Owned	719,779	97,503	62,971	2,379,115	204,955
Investments, at Fair Value	$20,686,455	$2,869,518	$1,835,592	$17,914,734	$2,065,942
Total Assets	20,686,455	2,869,518	1,835,592	17,914,734	2,065,942
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$20,686,455	$2,869,518	$1,835,592	$17,914,734	$2,065,942
Spinnaker & Mainsail
Net Assets	$16,369,602	$2,262,106	$1,129,294	$14,081,101	$1,031,051
Accumulation Units Outstanding	506,920	97,993	96,051	1,085,757	103,527
Accumulation Unit Value	$32.292	$23.084	$11.757	$12.969	$9.959
Spinnaker Advisor
Net Assets	$4,285,482	$552,941	$350,644	$3,666,513	$1,022,533
Accumulation Units Outstanding	138,259	23,997	29,835	328,237	102,759
Accumulation Unit Value	$30.996	$23.042	$11.753	$11.170	$9.951
Spinnaker with Enhanced Earnings Benefit ("EEB")
Net Assets	$-	$-	$463	$872	$-
Accumulation Units Outstanding	-	-	40	68	-
Accumulation Unit Value	$-	$-	$11.743	$12.917	$-
Spinnaker with Guaranteed Minimum Death Benefit ("GMDB")
Net Assets	$804	$56	$1,479	$505	$22
Accumulation Units Outstanding	25	2	126	39	2
Accumulation Unit Value	$32.120	$22.961	$11.739	$12.900	$9.926
Spinnaker with EEB & GMDB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-
Spinnaker Choice
Net Assets	$22,886	$54,415	$347,198	$165,743	$9,547
Accumulation Units Outstanding	1,050	3,145	29,566	13,779	961
Accumulation Unit Value	$21.805	$17.303	$11.743	$12.028	$9.934
Spinnaker Choice with EEB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-
Spinnaker Choice with GMDB
Net Assets	$7,681	$-	$6,514	$-	$2,789
Accumulation Units Outstanding	354	-	555	-	282
Accumulation Unit Value	$21.689	$-	$11.725	$-	$9.901
Spinnaker Choice with EEB & GMDB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-

1  Reference Note 1 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Assets and Liabilities

As of December 31, 2006

	Sub-Accounts
	AMERICAN CENTURY INTERNATIONAL	AMERICAN CENTURY LARGE COMPANY VALUE	AMERICAN CENTURY ULTRA	AMERICAN CENTURY VALUE	DREYFUS APPRECIATION
ASSETS:
Investments in Underlying:
Investments, at Cost	$14,260,471	$530,385	$746,491	$4,346,664	$6,324,837
Shares Owned	1,699,690	42,967	77,337	553,110	183,709
Investments, at Fair Value	$17,200,857	$562,435	$776,467	$4,834,183	$7,816,852
Total Assets	17,200,857	562,435	776,467	4,834,183	7,816,852
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$17,200,857	$562,435	$776,467	$4,834,183	$7,816,852
Spinnaker & Mainsail
Net Assets	$15,381,851	$205,085	$629,663	$4,290,154	$6,213,951
Accumulation Units Outstanding	1,338,300	15,954	50,768	283,849	588,189
Accumulation Unit Value	$11.493	$12.855	$12.403	$15.114	$10.564
Spinnaker Advisor
Net Assets	$1,563,664	$357,012	$130,915	$526,568	$1,581,263
Accumulation Units Outstanding	168,186	27,796	10,575	34,921	156,758
Accumulation Unit Value	$9.297	$12.844	$12.380	$15.079	$10.087
Spinnaker with Enhanced Earnings Benefit ("EEB")
Net Assets	$1,665	$-	$349	$-	$-
Accumulation Units Outstanding	146	-	28	-	-
Accumulation Unit Value	$11.448	$-	$12.353	$-	$-
Spinnaker with Guaranteed Minimum Death Benefit ("GMDB")
Net Assets	$12	$338	$-	$-	$826
Accumulation Units Outstanding	1	26	-	-	79
Accumulation Unit Value	$11.432	$12.812	$-	$-	$10.508
Spinnaker with EEB & GMDB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-
Spinnaker Choice
Net Assets	$253,665	$-	$9,863	$17,461	$20,812
Accumulation Units Outstanding	16,486	-	968	1,323	1,716
Accumulation Unit Value	$15.387	$-	$10.194	$13.194	$12.127
Spinnaker Choice with EEB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-
Spinnaker Choice with GMDB
Net Assets	$-	$-	$5,677	$-	$-
Accumulation Units Outstanding	-	-	560	-	-
Accumulation Unit Value	$-	$-	$10.140	$-	$-
Spinnaker Choice with EEB & GMDB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Assets and Liabilities

As of December 31, 2006

	Sub-Accounts
	DREYFUS MIDCAP STOCK	DREYFUS QUALITY BOND	DREYFUS SOCIALLY RESPONSIBLE	DREYFUS STOCK INDEX	DREYFUS TECHNOLOGY GROWTH
ASSETS:
Investments in Underlying:
Investments, at Cost	$21,805,665	$8,621,693	$3,067,411	$15,118,300	$3,492,619
Shares Owned	1,399,311	754,129	109,167	496,704	366,425
Investments, at Fair Value	$24,334,023	$8,468,871	$3,105,818	$17,960,788	$3,459,050
Total Assets	24,334,023	8,468,871	3,105,818	17,960,788	3,459,050
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$24,334,023	$8,468,871	$3,105,818	$17,960,788	$3,459,050
Spinnaker & Mainsail
Net Assets	$17,700,047	$5,850,919	$2,739,899	$11,915,429	$2,949,733
Accumulation Units Outstanding	1,268,984	441,156	406,047	772,261	740,251
Accumulation Unit Value	$13.948	$13.263	$6.748	$15.429	$3.985
Spinnaker Advisor
Net Assets	$6,559,563	$2,617,952	$346,219	$5,817,440	$509,317
Accumulation Units Outstanding	508,133	203,984	54,491	377,730	140,847
Accumulation Unit Value	$12.909	$12.834	$6.353	$15.401	$3.616
Spinnaker with Enhanced Earnings Benefit ("EEB")
Net Assets	$-	$-	$-	$1,337	$-
Accumulation Units Outstanding	-	-	-	87	-
Accumulation Unit Value	$-	$-	$-	$15.367	$-
Spinnaker with Guaranteed Minimum Death Benefit ("GMDB")
Net Assets	$478	$-	$-	$168	$-
Accumulation Units Outstanding	35	-	-	11	-
Accumulation Unit Value	$13.874	$-	$-	$15.347	$-
Spinnaker with EEB & GMDB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-
Spinnaker Choice
Net Assets	$66,050	$-	$19,700	$212,775	$-
Accumulation Units Outstanding	5,112	-	1,714	16,795	-
Accumulation Unit Value	$12.919	$-	$11.496	$12.669	$-
Spinnaker Choice with EEB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-
Spinnaker Choice with GMDB
Net Assets	$7,885	$-	$-	$13,639	$-
Accumulation Units Outstanding	613	-	-	1,082	-
Accumulation Unit Value	$12.851	$-	$-	$12.602	$-
Spinnaker Choice with EEB & GMDB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Assets and Liabilities

As of December 31, 2006

	Sub-Accounts
	DWS BALANCED VIP A1	DWS INTERNATIONAL VIP A1	FEDERATED CAPITAL INCOME	FEDERATED HIGH INCOME BOND	FEDERATED INTERNATIONAL EQUITY
ASSETS:
Investments in Underlying:
Investments, at Cost	$22,648,077	$9,128,903	$3,202,752	$5,544,750	$2,535,462
Shares Owned	934,727	724,712	298,663	701,389	140,651
Investments, at Fair Value	$22,863,409	$9,725,634	$2,905,985	$5,505,895	$2,406,534
Total Assets	22,863,409	9,725,634	2,905,985	5,505,895	2,406,534
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$22,863,409	$9,725,634	$2,905,985	$5,505,895	$2,406,534
Spinnaker & Mainsail
Net Assets	$20,478,148	$9,323,933	$2,742,438	$4,314,544	$2,406,534
Accumulation Units Outstanding	859,775	428,469	182,071	265,091	119,017
Accumulation Unit Value	$23.818	$21.761	$15.062	$16.276	$20.220
Spinnaker Advisor
Net Assets	$2,385,261	$401,701	$139,390	$1,162,120
Accumulation Units Outstanding	240,085	39,250	15,500	87,156
Accumulation Unit Value	$9.935	$10.234	$8.993	$13.334
Spinnaker with Enhanced Earnings Benefit ("EEB")
Net Assets			$-	$-
Accumulation Units Outstanding			-	-
Accumulation Unit Value			$-	$-
Spinnaker with Guaranteed Minimum Death Benefit ("GMDB")
Net Assets			$-	$-
Accumulation Units Outstanding			-	-
Accumulation Unit Value			$-	$-
Spinnaker with EEB & GMDB
Net Assets			$-	$-
Accumulation Units Outstanding			-	-
Accumulation Unit Value			$-	$-
Spinnaker Choice
Net Assets			$24,157	$29,231
Accumulation Units Outstanding			1,859	2,476
Accumulation Unit Value			$12.994	$11.807
Spinnaker Choice with EEB
Net Assets			$-	$-
Accumulation Units Outstanding			-	-
Accumulation Unit Value			$-	$-
Spinnaker Choice with GMDB
Net Assets			$-	$-
Accumulation Units Outstanding			-	-
Accumulation Unit Value			$-	$-
Spinnaker Choice with EEB & GMDB
Net Assets			$-	$-
Accumulation Units Outstanding			-	-
Accumulation Unit Value			$-	$-

1  Reference Note 1 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Assets and Liabilities

As of December 31, 2006

	Sub-Accounts
	FIDELITY ASSET MANAGER	FIDELITY CONTRAFUND	FIDELITY EQUITY INCOME	FIDELITY GROWTH	FIDELITY GROWTH & INCOME
ASSETS:
Investments in Underlying:
Investments, at Cost	$463,013	$30,998,109	$10,955,460	$20,040,375	$8,797,427
Shares Owned	31,939	1,163,807	449,746	571,612	661,646
Investments, at Fair Value	$501,767	$36,624,986	$11,783,342	$20,503,750	$10,665,726
Total Assets	501,767	36,624,986	11,783,342	20,503,750	10,665,726
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$501,767	$36,624,986	$11,783,342	$20,503,750	$10,665,726
Spinnaker & Mainsail
Net Assets	$376,316	$34,515,973	$9,724,716	$17,258,078	$7,943,075
Accumulation Units Outstanding	29,800	1,906,667	567,597	2,440,339	721,884
Accumulation Unit Value	$12.628	$18.103	$17.133	$7.072	$11.003
Spinnaker Advisor
Net Assets	$125,451	$1,948,330	$1,936,542	$3,212,845	$2,721,961
Accumulation Units Outstanding	9,952	108,759	113,236	479,926	256,553
Accumulation Unit Value	$12.605	$17.914	$17.101	$6.694	$10.610
Spinnaker with Enhanced Earnings Benefit ("EEB")
Net Assets	$-	$-	$629	$-	$-
Accumulation Units Outstanding	-	-	37	-	-
Accumulation Unit Value	$-	$-	$17.064	$-	$-
Spinnaker with Guaranteed Minimum Death Benefit ("GMDB")
Net Assets	$-	$1,715	$135	$2,925	$34
Accumulation Units Outstanding	-	95	8	416	3
Accumulation Unit Value	$-	$18.006	$17.042	$7.034	$10.945
Spinnaker with EEB & GMDB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-
Spinnaker Choice
Net Assets	$-	$158,968	$110,344	$20,059	$656
Accumulation Units Outstanding	-	11,301	8,151	1,772	53
Accumulation Unit Value	$-	$14.067	$13.538	$11.317	$12.449
Spinnaker Choice with EEB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-
Spinnaker Choice with GMDB
Net Assets	$-	$-	$10,976	$9,843	$-
Accumulation Units Outstanding	-	-	815	874	-
Accumulation Unit Value	$-	$-	$13.466	$11.257	$-
Spinnaker Choice with EEB & GMDB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Assets and Liabilities

As of December 31, 2006

	Sub-Accounts
	FIDELITY GROWTH OPPORTUNITIES	FIDELITY MID-CAP ADVISOR	FIDELITY VIP MONEY MARKET SERVICE CLASS	FRANKLIN FLEX CAP GROWTH SECURITIES	FRANKLIN INCOME SECURITIES FUND CLASS II
ASSETS:
Investments in Underlying:
Investments, at Cost	$5,873,071	$4,395,563	$3,062,135	$114,229	$3,955,937
Shares Owned	326,382	133,370	3,062,136	10,502	248,115
Investments, at Fair Value	$5,927,100	$4,567,918	$3,062,135	$116,989	$4,307,280
Total Assets	5,927,100	4,567,918	3,062,135	116,989	4,307,280
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$5,927,100	$4,567,918	$3,062,135	$116,989	$4,307,280
Spinnaker & Mainsail
Net Assets	$5,575,599	$3,695,256	$1,693,935	$116,989	$3,072,359
Accumulation Units Outstanding	599,770	273,628	161,990	10,031	256,378
Accumulation Unit Value	$9.296	$13.505	$10.457	$11.663	$11.984
Spinnaker Advisor
Net Assets	$351,501	$794,403	$1,333,127	$-	$879,561
Accumulation Units Outstanding	42,482	58,874	127,618	-	73,472
Accumulation Unit Value	$8.274	$13.493	$10.446	$-	$11.971
Spinnaker with Enhanced Earnings Benefit ("EEB")
Net Assets		$-	$-	$-	$-
Accumulation Units Outstanding		-	-	-	-
Accumulation Unit Value		$-	$-	$-	$-
Spinnaker with Guaranteed Minimum Death Benefit ("GMDB")
Net Assets		$774	$8,396	$-	$8,092
Accumulation Units Outstanding		58	806	-	678
Accumulation Unit Value		$13.460	$10.414	$-	$11.934
Spinnaker with EEB & GMDB
Net Assets		$-	$-	$-	$-
Accumulation Units Outstanding		-	-	-	-
Accumulation Unit Value		$-	$-	$-	$-
Spinnaker Choice
Net Assets		$77,485	$26,677	$-	$339,950
Accumulation Units Outstanding		5,752	2,560	-	28,456
Accumulation Unit Value		$13.471	$10.425	$-	$11.946
Spinnaker Choice with EEB
Net Assets		$-	$-	$-	$-
Accumulation Units Outstanding		-	-	-	-
Accumulation Unit Value		$-	$-	$-	$-
Spinnaker Choice with GMDB
Net Assets		$-	$-	$-	$7,318
Accumulation Units Outstanding		-	-	-	615
Accumulation Unit Value		$-	$-	$-	$11.897
Spinnaker Choice with EEB & GMDB
Net Assets		$-	$-	$-	$-
Accumulation Units Outstanding		-	-	-	-
Accumulation Unit Value		$-	$-	$-	$-

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Assets and Liabilities

As of December 31, 2006

	Sub-Accounts
	FRANKLIN SMALL CAP VALUE FUND	FRANKLIN SMALL-MID CAP GROWTH	FRANKLIN U.S. GOVERNMENT	ING JP MORGAN EMERGING MARKETS EQUITY 1	ING NATURAL RESOURCES
ASSETS:
Investments in Underlying:
Investments, at Cost	$3,090,837	$5,947,211	$16,719,998	$1,565,439	$1,907,081
Shares Owned	174,966	312,478	1,312,008	133,808	111,140
Investments, at Fair Value	$3,287,618	$6,915,144	$16,426,343	$2,623,971	$2,985,222
Total Assets	3,287,618	6,915,144	16,426,343	2,623,971	2,985,222
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$3,287,618	$6,915,144	$16,426,343	$2,623,971	$2,985,222
Spinnaker & Mainsail
Net Assets	$2,507,738	$6,017,731	$9,854,546	$2,623,971	$2,727,542
Accumulation Units Outstanding	190,410	735,170	741,963	131,382	90,613
Accumulation Unit Value	$13.170	$8.185	$13.282	$19.972	$30.101
Spinnaker Advisor
Net Assets	$630,058	$876,179	$6,172,446		$257,680
Accumulation Units Outstanding	47,880	116,867	482,575		10,004
Accumulation Unit Value	$13.159	$7.497	$12.791		$25.758
Spinnaker with Enhanced Earnings Benefit ("EEB")
Net Assets	$-	$-	$1,362		$-
Accumulation Units Outstanding	-	-	103		-
Accumulation Unit Value	$-	$-	$13.229		$-
Spinnaker with Guaranteed Minimum Death Benefit ("GMDB")
Net Assets	$1,057	$-	$-		$-
Accumulation Units Outstanding	81	-	-		-
Accumulation Unit Value	$13.126	$-	$-		$-
Spinnaker with EEB & GMDB
Net Assets	$-	$-	$-		$-
Accumulation Units Outstanding	-	-	-		-
Accumulation Unit Value	$-	$-	$-		$-
Spinnaker Choice
Net Assets	$148,765	$21,234	$382,752		$-
Accumulation Units Outstanding	11,324	1,784	36,109		-
Accumulation Unit Value	$13.137	$11.902	$10.600		$-
Spinnaker Choice with EEB
Net Assets	$-	$-	$-		$-
Accumulation Units Outstanding	-	-	-		-
Accumulation Unit Value	$-	$-	$-		$-
Spinnaker Choice with GMDB
Net Assets	$-	$-	$15,237		$-
Accumulation Units Outstanding	-	-	1,445		-
Accumulation Unit Value	$-	$-	$10.543		$-
Spinnaker Choice with EEB & GMDB
Net Assets	$-	$-	$-		$-
Accumulation Units Outstanding	-	-	-		-
Accumulation Unit Value	$-	$-	$-		$-

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Assets and Liabilities

As of December 31, 2006

	Sub-Accounts
	JP MORGAN INTERNATIONAL EQUITY	JP MORGAN MID-CAP VALUE	JP MORGAN US LARGE CAP CORE EQUITY	MUTUAL SHARES SECURITIES	PIMCO ALL ASSETS PORTFOLIO ADVISOR
ASSETS:
Investments in Underlying:
Investments, at Cost	$8,850,379	$7,210,334	$5,374,289	$6,630,375	$266,273
Shares Owned	790,037	268,799	414,277	401,542	22,517
Investments, at Fair Value	$11,645,153	$8,483,266	$6,504,151	$8,219,585	$262,994
Total Assets	11,645,153	8,483,266	6,504,151	8,219,585	262,994
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$11,645,153	$8,483,266	$6,504,151	$8,219,585	$262,994
Spinnaker & Mainsail
Net Assets	$9,450,305	$6,518,179	$3,054,407	$7,585,022	$191,160
Accumulation Units Outstanding	464,107	357,762	337,181	512,957	17,780
Accumulation Unit Value	$20.362	$18.219	$9.058	$14.787	$10.751
Spinnaker Advisor
Net Assets	$2,078,724	$1,776,693	$3,449,744	$511,123	$56,279
Accumulation Units Outstanding	102,274	97,696	393,426	34,647	5,239
Accumulation Unit Value	$20.325	$18.186	$8.768	$14.752	$10.742
Spinnaker with Enhanced Earnings Benefit ("EEB")
Net Assets	$-	$618		$-	$-
Accumulation Units Outstanding	-	34		-	-
Accumulation Unit Value	$-	$18.146		$-	$-
Spinnaker with Guaranteed Minimum Death Benefit ("GMDB")
Net Assets	$603	$352		$11,792	$-
Accumulation Units Outstanding	30	19		802	-
Accumulation Unit Value	$20.254	$18.122		$14.708	$-
Spinnaker with EEB & GMDB
Net Assets	$-	$-		$-	$-
Accumulation Units Outstanding	-	-		-	-
Accumulation Unit Value	$-	$-		$-	$-
Spinnaker Choice
Net Assets	$95,360	$187,424		$103,880	$15,555
Accumulation Units Outstanding	6,274	13,230		7,498	1,451
Accumulation Unit Value	$15.198	$14.166		$13.855	$10.724
Spinnaker Choice with EEB
Net Assets	$-	$-		$-	$-
Accumulation Units Outstanding	-	-		-	-
Accumulation Unit Value	$-	$-		$-	$-
Spinnaker Choice with GMDB
Net Assets	$20,161	$-		$7,768	$-
Accumulation Units Outstanding	1,334	-		564	-
Accumulation Unit Value	$15.117	$-		$13.782	$-
Spinnaker Choice with EEB & GMDB
Net Assets	$-	$-		$-	$-
Accumulation Units Outstanding	-	-		-	-
Accumulation Unit Value	$-	$-		$-	$-

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Assets and Liabilities

As of December 31, 2006

	Sub-Accounts
	PIMCO COMMODITY FUND ADMIN	PIONEER BOND VCT CLASS I	PIONEER EMERGING MARKETS VCT CLASS II	PIONEER EQUITY INCOME VCT CLASS II	PIONEER FUND VCT CLASS I
ASSETS:
Investments in Underlying:
Investments, at Cost	$2,293,958	$7,541,200	$2,304,268	$2,070,292	$74,357,429
Shares Owned	192,585	672,695	75,819	90,890	3,205,172
Investments, at Fair Value	$2,178,142	$7,211,292	$2,571,761	$2,278,615	$79,488,288
Total Assets	2,178,142	7,211,292	2,571,761	2,278,615	79,488,288
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$2,178,142	$7,211,292	$2,571,761	$2,278,615	$79,488,288
Spinnaker & Mainsail
Net Assets	$1,526,963	$5,692,739	$1,819,963	$1,887,770	$78,567,204
Accumulation Units Outstanding	145,969	217,260	96,275	147,363	1,341,636
Accumulation Unit Value	$10.461	$26.205	$18.904	$12.810	$58.560
Spinnaker Advisor
Net Assets	$621,744	$1,518,553	$311,684	$390,508	$921,084
Accumulation Units Outstanding	59,485	118,254	16,505	30,516	100,061
Accumulation Unit Value	$10.452	$12.843	$18.884	$12.797	$9.205
Spinnaker with Enhanced Earnings Benefit ("EEB")
Net Assets	$329	$-	$-	$-	$-
Accumulation Units Outstanding	32	-	-	-	-
Accumulation Unit Value	$10.435	$-	$-	$-	$-
Spinnaker with Guaranteed Minimum Death Benefit ("GMDB")
Net Assets	$35	$-	$12,438	$337	$-
Accumulation Units Outstanding	3	-	661	26	-
Accumulation Unit Value	$10.426	$-	$18.826	$12.757	$-
Spinnaker with EEB & GMDB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-
Spinnaker Choice
Net Assets	$25,473	$-	$427,676	$-
Accumulation Units Outstanding	2,441	-	22,694	-
Accumulation Unit Value	$10.435	$-	$18.845	$-
Spinnaker Choice with EEB
Net Assets	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-
Spinnaker Choice with GMDB
Net Assets	$3,598	$-	$-	$-
Accumulation Units Outstanding	346	-	-	-
Accumulation Unit Value	$10.400	$-	$-	$-
Spinnaker Choice with EEB & GMDB
Net Assets	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Assets and Liabilities

As of December 31, 2006

	Sub-Accounts
	PIONEER GROWTH OPPORTUNITIES VCT CLASS I	PIONEER HIGH YIELD VCT CLASS II	PIONEER MID-CAP VALUE VCT CLASS I	PIONEER MONEY MARKET VCT CLASS I	PIONEER REAL ESTATE VCT CLASS II1
ASSETS:
Investments in Underlying:
Investments, at Cost	$61,544,357	$276,848	$17,143,293	$5,956,809	$1,032,227
Shares Owned	2,846,726	25,343	816,856	5,956,808	33,690
Investments, at Fair Value	$76,263,786	$279,032	$16,598,522	$5,956,809	$1,110,402
Total Assets	76,263,786	279,032	16,598,522	5,956,809	1,110,402
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$76,263,786	$279,032	$16,598,522	$5,956,809	$1,110,402
Spinnaker & Mainsail
Net Assets	$73,660,152	$208,522	$16,086,897	$4,488,253	$746,397
Accumulation Units Outstanding	1,473,487	19,265	633,805	249,012	61,478
Accumulation Unit Value	$49.990	$10.825	$25.381	$18.025	$12.141
Spinnaker Advisor
Net Assets	$2,603,634	$55,918	$511,625	$1,468,556	$257,617
Accumulation Units Outstanding	221,561	5,171	50,785	137,671	21,226
Accumulation Unit Value	$11.751	$10.814	$10.074	$10.667	$12.137
Spinnaker with Enhanced Earnings Benefit ("EEB")
Net Assets	$-	$-	$-	$-	$363
Accumulation Units Outstanding	-	-	-	-	30
Accumulation Unit Value	$-	$-	$-	$-	$12.129
Spinnaker with Guaranteed Minimum Death Benefit ("GMDB")
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-
Spinnaker with EEB & GMDB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-
Spinnaker Choice
Net Assets	$-	$14,592			$106,025
Accumulation Units Outstanding	-	1,353			8,742
Accumulation Unit Value	$-	$10.791			$12.129
Spinnaker Choice with EEB
Net Assets	$-	$-			$-
Accumulation Units Outstanding	-	-			-
Accumulation Unit Value	$-	$-			$-
Spinnaker Choice with GMDB
Net Assets	$-	$-			$-
Accumulation Units Outstanding	-	-			-
Accumulation Unit Value	$-	$-			$-
Spinnaker Choice with EEB & GMDB
Net Assets	$-	$-			$-
Accumulation Units Outstanding	-	-			-
Accumulation Unit Value	$-	$-			$-

1  Reference Note 1 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Assets and Liabilities

As of December 31, 2006

	Sub-Accounts
	PIONEER SMALL-CAP VALUE VCT CLASS I1	PIONEER SMALL-CAP VALUE VCT CLASS II	PIONEER STRATEGIC INCOME VCT CLASS II	TEMPLETON DEVELOPING MARKETS	TEMPLETON GLOBAL INCOME SECURITIES II
ASSETS:
Investments in Underlying:
Investments, at Cost	$15,936,535	$3,551,819	$556,997	$4,582,435	$746,817
Shares Owned	1,062,191	218,996	51,629	450,045	50,455
Investments, at Fair Value	$19,034,460	$3,889,366	$557,589	$6,206,122	$782,036
Total Assets	19,034,460	3,889,366	557,589	6,206,122	782,036
LIABILITIES:
Total Liabilities	-	-	-	-	-
NET ASSETS	$19,034,460	$3,889,366	$557,589	$6,206,122	$782,036
Spinnaker & Mainsail
Net Assets	$15,242,261	$2,900,693	$409,361	$4,361,163	$496,738
Accumulation Units Outstanding	600,759	231,065	38,174	206,618	45,542
Accumulation Unit Value	$25.372	$12.554	$10.725	$21.107	$10.907
Spinnaker Advisor
Net Assets	$3,789,995	$922,912	$141,523	$1,515,144	$258,863
Accumulation Units Outstanding	172,660	73,594	13,211	69,301	23,753
Accumulation Unit Value	$21.951	$12.541	$10.713	$21.863	$10.898
Spinnaker with Enhanced Earnings Benefit ("EEB")
Net Assets	$-	$444	$-	$-	$-
Accumulation Units Outstanding	-	36	-	-	-
Accumulation Unit Value	$-	$12.515	$-	$-	$-
Spinnaker with Guaranteed Minimum Death Benefit ("GMDB")
Net Assets	$2,204	$680	$-	$-	$-
Accumulation Units Outstanding	87	55	-	-	-
Accumulation Unit Value	$25.237	$12.502	$-	$-	$-
Spinnaker with EEB & GMDB
Net Assets	$-	$-	$-	$-	$-
Accumulation Units Outstanding	-	-	-	-	-
Accumulation Unit Value	$-	$-	$-	$-	$-
Spinnaker Choice
Net Assets		$61,495	$6,705	$329,815	$23,339
Accumulation Units Outstanding		4,914	627	17,149	2,145
Accumulation Unit Value		$12.515	$10.691	$19.233	$10.880
Spinnaker Choice with EEB
Net Assets		$-	$-	$-	$-
Accumulation Units Outstanding		-	-	-	-
Accumulation Unit Value		$-	$-	$-	$-
Spinnaker Choice with GMDB
Net Assets		$3,142	$-	$-	$3,096
Accumulation Units Outstanding		252	-	-	286
Accumulation Unit Value		$12.463	$-	$-	$10.844
Spinnaker Choice with EEB & GMDB
Net Assets		$-	$-	$-	$-
Accumulation Units Outstanding		-	-	-	-
Accumulation Unit Value		$-	$-	$-	$-

1  Reference Note 1 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Assets and Liabilities

As of December 31, 2006

	Sub-Accounts
	TEMPLETON GROWTH SECURITIES	WANGER US SMALLER COMPANIES
ASSETS:
Investments in Underlying:
Investments, at Cost	$5,360,652	$324,260
Shares Owned	425,606	14,631
Investments, at Fair Value	$6,779,905	$531,993
Total Assets	6,779,905	531,993
LIABILITIES:
Total Liabilities	-	-
NET ASSETS	$6,779,905	$531,993
Spinnaker & Mainsail
Net Assets	$6,245,212	$531,993
Accumulation Units Outstanding	408,888	11,987
Accumulation Unit Value	$15.273	$44.382
Spinnaker Advisor
Net Assets	$431,989
Accumulation Units Outstanding	28,349
Accumulation Unit Value	$15.238
Spinnaker with Enhanced Earnings Benefit ("EEB")
Net Assets	$-
Accumulation Units Outstanding	-
Accumulation Unit Value	$-
Spinnaker with Guaranteed Minimum Death Benefit ("GMDB")
Net Assets	$10,019
Accumulation Units Outstanding	659
Accumulation Unit Value	$15.192
Spinnaker with EEB & GMDB
Net Assets	$-
Accumulation Units Outstanding	-
Accumulation Unit Value	$-
Spinnaker Choice
Net Assets	$84,673
Accumulation Units Outstanding	5,869
Accumulation Unit Value	$14.427
Spinnaker Choice with EEB
Net Assets	$-
Accumulation Units Outstanding	-
Accumulation Unit Value	$-
Spinnaker Choice with GMDB
Net Assets	$8,012
Accumulation Units Outstanding	558
Accumulation Unit Value	$14.351
Spinnaker Choice with EEB & GMDB
Net Assets	$-
Accumulation Units Outstanding	-
Accumulation Unit Value	$-

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Operations

Year or Period Ended December 31, 2006

	Sub-Accounts
	AIM CAPITAL APPRECIATION I1	AIM CAPITAL APPRECIATION II	AIM CAPITAL DEVELOPMENT SERIES I	AIM CAPITAL DEVELOPMENT SERIES II1	AIM GLOBAL HEALTHCARE[1]
Investment Income
Dividend Income	$5,782	$-	$-	$	$-
Mortality and Expense Risk Charge	(86,343)	(662)	(5,239)	(2,505)	(12,961)
Asset-Related Administration Charge	(10,560)	(80)	(651)	(306)	(1,677)
Net Investment Income (Loss)	(91,121)	(742)	(5,890)	(2,811)	(14,638)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	(139,819)	(510)	38,612	(3,069)	41,864
Realized Capital Gain Distributions Received	-	-	6,800	9,354	-
Net Change in Unrealized Appreciation (Depreciation)	19,497	4,206	17,884	21,177	8,973
Net Gain (Loss) on Investments	(120,322)	3,696	63,296	27,462	50,837
Net Increase (Decrease) in Net Assets Resulting from Operations	$(211,443)	$2,954	$57,406	$24,651	$36,199
	Sub-Accounts
	AIM GLOBAL REAL ESTATE[1]	AIM INTERNATIONAL GROWTH I	AIM INTERNATIONAL GROWTH II1	AMERICAN CENTURY BALANCED	AMERICAN CENTURY INFLATION PROTECTION
Investment Income
Dividend Income	$196,835	$26,382	$15,223	$346,572	$63,378
Mortality and Expense Risk Charge	(233,139)	(30,224)	(7,882)	(221,665)	(23,641)
Asset-Related Administration Charge	(29,564)	(3,802)	(994)	(28,321)	(3,260)
Net Investment Income (Loss)	(65,868)	(7,644)	6,347	96,586	36,477
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	2,537,351	118,974	7,222	263,082	(20,651)
Realized Capital Gain Distributions Received	679,777	-	-	1,161,659	-
Net Change in Unrealized Appreciation (Depreciation)	3,217,998	453,268	169,312	(141,491)	(6,423)
Net Gain (Loss) on Investments	6,435,126	572,242	176,534	1,283,250	(27,074)
Net Increase (Decrease) in Net Assets Resulting from Operations	$6,369,258	$564,598	$182,881	$1,379,836	$9,403

1  Reference Note 1 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Operations

Year or Period Ended December 31, 2006

	Sub-Accounts
	AMERICAN CENTURY INTERNATIONAL	AMERICAN CENTURY LARGE COMPANY VALUE	AMERICAN CENTURY ULTRA	AMERICAN CENTURY VALUE	DREYFUS APPRECIATION
Investment Income
Dividend Income	$229,614	$27	$-	$54,863	$126,197
Mortality and Expense Risk Charge	(185,645)	(2,035)	(7,491)	(52,586)	(97,547)
Asset-Related Administration Charge	(22,617)	(373)	(956)	(6,508)	(12,450)
Net Investment Income (Loss)	21,352	(2,381)	(8,447)	(4,231)	16,200
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	326,952	14,138	8,076	17,480	295,782
Realized Capital Gain Distributions Received	-	397	-	346,087	-
Net Change in Unrealized Appreciation (Depreciation)	2,846,248	30,917	(16,624)	324,960	758,645
Net Gain (Loss) on Investments	3,173,200	45,452	(8,548)	688,527	1,054,427
Net Increase (Decrease) in Net Assets Resulting from Operations	$3,194,552	$43,071	$(16,995)	$684,296	$1,070,627
	Sub-Accounts
	DREYFUS MIDCAP STOCK	DREYFUS QUALITY BOND	DREYFUS SOCIALLY RESPONSIBLE	DREYFUS STOCK INDEX	DREYFUS TECHNOLOGY GROWTH
Investment Income
Dividend Income	$99,711	$425,344	$3,307	$226,891	$-
Mortality and Expense Risk Charge	(327,892)	(114,813)	(38,720)	(197,424)	(45,147)
Asset-Related Administration Charge	(42,719)	(15,247)	(4,850)	(26,322)	(5,651)
Net Investment Income (Loss)	(270,900)	295,284	(40,263)	3,145	(50,798)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	1,625,621	(130,788)	(35,244)	530,060	(70,487)
Realized Capital Gain Distributions Received	4,251,239	-	-	-	-
Net Change in Unrealized Appreciation (Depreciation)	(4,024,320)	64,826	307,041	1,515,351	213,574
Net Gain (Loss) on Investments	1,852,540	(65,962)	271,797	2,045,411	143,087
Net Increase (Decrease) in Net Assets Resulting from Operations	$1,581,640	$229,322	$231,534	$2,048,556	$92,289

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Operations

Year or Period Ended December 31, 2006

	Sub-Accounts
	DWS BALANCED VIP A1	DWS INTERNATIONAL VIP A1	FEDERATED CAPITAL INCOME	FEDERATED HIGH INCOME BOND	FEDERATED INTERNATIONAL EQUITY
Investment Income
Dividend Income	$624,511	$177,544	$172,300	$525,491	$4,907
Mortality and Expense Risk Charge	(300,071)	(118,442)	(36,277)	(73,045)	(30,666)
Asset-Related Administration Charge	(37,077)	(14,228)	(4,400)	(9,389)	(3,630)
Net Investment Income (Loss)	287,363	44,874	131,623	443,057	(29,389)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	(346,040)	(132,916)	(150,769)	(130,212)	(128,697)
Realized Capital Gain Distributions Received	-	-	-	-	-
Net Change in Unrealized Appreciation (Depreciation)	2,021,587	2,119,234	401,529	198,281	548,548
Net Gain (Loss) on Investments	1,675,547	1,986,318	250,760	68,069	419,851
Net Increase (Decrease) in Net Assets Resulting from Operations	$1,962,910	$2,031,192	$382,383	$511,126	$390,462
	Sub-Accounts
	FIDELITY ASSET MANAGER	FIDELITY CONTRAFUND	FIDELITY EQUITY INCOME	FIDELITY GROWTH	FIDELITY GROWTH & INCOME
Investment Income
Dividend Income	$14,679	$454,868	$332,526	$81,621	$94,912
Mortality and Expense Risk Charge	(6,420)	(440,204)	(125,014)	(261,399)	(131,747)
Asset-Related Administration Charge	(830)	(53,336)	(15,625)	(32,916)	(17,057)
Net Investment Income (Loss)	7,429	(38,672)	191,887	(212,694)	(53,892)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	11,780	1,938,147	225,493	(104,127)	437,465
Realized Capital Gain Distributions Received	-	2,912,355	1,226,352	-	265,196
Net Change in Unrealized Appreciation (Depreciation)	10,793	(1,405,462)	93,786	1,389,728	513,834
Net Gain (Loss) on Investments	22,573	3,445,040	1,545,631	1,285,601	1,216,495
Net Increase (Decrease) in Net Assets Resulting from Operations	$30,002	$3,406,368	$1,737,518	$1,072,907	$1,162,603

1  Reference Note 1 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Operations

Year or Period Ended December 31, 2006

	Sub-Accounts
	FIDELITY GROWTH OPPORTUNITIES	FIDELITY MID-CAP ADVISOR	FIDELITY VIP MONEY MARKET SERVICE CLASS	FRANKLIN FLEX CAP GROWTH SECURITIES	FRANKLIN INCOME SECURITIES FUND CLASS II
Investment Income
Dividend Income	$43,972	$2,086	$128,517	$9	$97,635
Mortality and Expense Risk Charge	(75,181)	(33,355)	(34,985)	(1,429)	(37,398)
Asset-Related Administration Charge	(9,191)	(4,144)	(4,654)	(171)	(4,742)
Net Investment Income (Loss)	(40,400)	(35,413)	88,878	(1,591)	55,495
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	(90,210)	11,728	-	11,393	36,808
Realized Capital Gain Distributions Received	-	139,123	-	-	13,061
Net Change in Unrealized Appreciation (Depreciation)	331,988	122,211	-	(5,665)	368,422
Net Gain (Loss) on Investments	241,778	273,062	-	5,728	418,291
Net Increase (Decrease) in Net Assets Resulting from Operations	$201,378	$237,649	$88,878	$4,137	$473,786
	Sub-Accounts
	FRANKLIN SMALL CAP VALUE FUND	FRANKLIN SMALL-MID CAP GROWTH	FRANKLIN U.S. GOVERNMENT	ING JP MORGAN EMERGING MARKETS EQUITY 1	ING NATURAL RESOURCES
Investment Income
Dividend Income	$10,529	$-	$689,065	$15,362	$-
Mortality and Expense Risk Charge	(24,077)	(98,736)	(198,473)	(30,424)	(41,709)
Asset-Related Administration Charge	(3,034)	(12,288)	(26,929)	(3,613)	(5,186)
Net Investment Income (Loss)	(16,582)	(111,024)	463,663	(18,675)	(46,895)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	68,433	1,052,764	(197,115)	173,088	499,875
Realized Capital Gain Distributions Received	58,918	-	-	27,617	230,755
Net Change in Unrealized Appreciation (Depreciation)	161,325	(171,060)	150,086	529,348	(92,974)
Net Gain (Loss) on Investments	288,676	881,704	(47,029)	730,053	637,656
Net Increase (Decrease) in Net Assets Resulting from Operations	$272,094	$770,680	$416,634	$711,378	$590,761

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Operations

Year or Period Ended December 31, 2006

	Sub-Accounts
	JP MORGAN INTERNATIONAL EQUITY	JP MORGAN MID-CAP VALUE	JP MORGAN US LARGE CAP CORE EQUITY	MUTUAL SHARES SECURITIES	PIMCO ALL ASSETS PORTFOLIO ADVISOR
Investment Income
Dividend Income	$112,770	$41,508	$65,757	$95,870	$13,059
Mortality and Expense Risk Charge	(134,333)	(91,878)	(82,198)	(90,356)	(2,875)
Asset-Related Administration Charge	(16,868)	(11,663)	(11,518)	(11,085)	(372)
Net Investment Income (Loss)	(38,431)	(62,033)	(27,959)	(5,571)	9,812
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	616,920	341,889	184,312	374,544	(507)
Realized Capital Gain Distributions Received	-	167,712	-	244,154	491
Net Change in Unrealized Appreciation (Depreciation)	1,318,677	610,942	755,508	506,244	(2,278)
Net Gain (Loss) on Investments	1,935,597	1,120,543	939,820	1,124,942	(2,294)
Net Increase (Decrease) in Net Assets Resulting from Operations	$1,897,166	$1,058,510	$911,861	$1,119,371	$7,518
	Sub-Accounts
	PIMCO COMMODITY FUND ADMIN	PIONEER BOND VCT CLASS I	PIONEER EMERGING MARKETS VCT CLASS II	PIONEER EQUITY INCOME VCT CLASS II	PIONEER FUND VCT CLASS I
Investment Income
Dividend Income	$97,981	$400,730	$3,901	$40,655	$1,069,533
Mortality and Expense Risk Charge	(23,994)	(95,794)	(15,933)	(29,339)	(1,006,729)
Asset-Related Administration Charge	(3,136)	(12,292)	(1,983)	(3,559)	(120,545)
Net Investment Income (Loss)	70,851	292,644	(14,015)	7,757	(57,741)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	11,081	(171,268)	75,266	376,090	(286,984)
Realized Capital Gain Distributions Received	243	-	100,288	23,915	-
Net Change in Unrealized Appreciation (Depreciation)	(152,511)	112,711	220,357	85,804	11,516,768
Net Gain (Loss) on Investments	(141,187)	(58,557)	395,911	485,809	11,229,784
Net Increase (Decrease) in Net Assets Resulting from Operations	$(70,336)	$234,087	$381,896	$493,566	$11,172,043

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Operations

Year or Period Ended December 31, 2006

	Sub-Accounts
	PIONEER GROWTH OPPORTUNITIES VCT CLASS I	PIONEER HIGH YIELD VCT CLASS II	PIONEER MID-CAP VALUE VCT CLASS I	PIONEER MONEY MARKET VCT CLASS I	PIONEER REAL ESTATE VCT CLASS II1
Investment Income
Dividend Income	$-	$8,631	$172,288	$275,674	$10,542
Mortality and Expense Risk Charge	(1,042,291)	(2,070)	(210,226)	(78,208)	(4,182)
Asset-Related Administration Charge	(125,619)	(256)	(25,390)	(10,029)	(531)
Net Investment Income (Loss)	(1,167,910)	6,305	(63,328)	187,437	5,829
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	4,626,459	(1,245)	32,221	-	12,912
Realized Capital Gain Distributions Received	-	2,092	4,291,641	-	4,246
Net Change in Unrealized Appreciation (Depreciation)	(267,001)	4,799	(2,526,455)	-	78,175
Net Gain (Loss) on Investments	4,359,458	5,646	1,797,407	-	95,333
Net Increase (Decrease) in Net Assets Resulting from Operations	$3,191,548	$11,951	$1,734,079	$187,437	$101,162
	Sub-Accounts
	PIONEER SMALL-CAP VALUE VCT CLASS I1	PIONEER SMALL-CAP VALUE VCT CLASS II	PIONEER STRATEGIC INCOME VCT CLASS II	TEMPLETON DEVELOPING MARKETS	TEMPLETON GLOBAL INCOME SECURITIES II
Investment Income
Dividend Income	$163,315	$52	$29,627	$55,243	$13,119
Mortality and Expense Risk Charge	(250,894)	(40,452)	(7,119)	(63,509)	(6,353)
Asset-Related Administration Charge	(32,006)	(5,142)	(972)	(8,193)	(837)
Net Investment Income (Loss)	(119,585)	(45,542)	21,536	(16,459)	5,929
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	2,103,640	263,288	(6,052)	531,844	1,193
Realized Capital Gain Distributions Received	5,498,111	89,687	2,959	-	-
Net Change in Unrealized Appreciation (Depreciation)	(5,493,520)	113,435	6,978	656,128	48,856
Net Gain (Loss) on Investments	2,108,231	466,410	3,885	1,187,972	50,049
Net Increase (Decrease) in Net Assets Resulting from Operations	$1,988,646	$420,868	$25,421	$1,171,513	$55,978

1  Reference Note 1 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Operations

Year or Period Ended December 31, 2006

	Sub-Accounts
	TEMPLETON GROWTH SECURITIES	WANGER US SMALLER COMPANIES
Investment Income
Dividend Income	$73,553	$1,467
Mortality and Expense Risk Charge	(71,050)	(7,494)
Asset-Related Administration Charge	(8,683)	(892)
Net Investment Income (Loss)	(6,180)	(6,919)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	223,026	74,517
Realized Capital Gain Distributions Received	204,912	20,700
Net Change in Unrealized Appreciation (Depreciation)	644,177	(48,495)
Net Gain (Loss) on Investments	1,072,115	46,722
Net Increase (Decrease) in Net Assets Resulting from Operations	$1,065,935	$39,803

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	AIM CAPITAL APPRECIATION I1	AIM CAPITAL APPRECIATION II	AIM CAPITAL DEVELOPMENT SERIES I	AIM CAPITAL DEVELOPMENT SERIES II1	AIM GLOBAL HEALTHCARE[1]
Net Assets at January 1, 2005	$-	$-	$272,310	$-	$1,240,389
Increase in Net Assets from Operations
Net Investment Income (Loss)	-	(15)	(4,311)	-	(15,362)
Realized Gains (Losses)	-	2	9,760	-	31,567
Net Change in Unrealized Appreciation (Depreciation)	-	78	19,229	-	48,575
Net Increase (Decrease) in Net Assets Resulting from Operations	-	65	24,678	-	64,780
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	-	6,288	158,556	-	144,879
Spinnaker Advisor	-	-	23,651	-	17,231
Spinnaker with Enhanced Earnings Benefit("EEB")	-	-	-	-	-
Spinnaker with Guaranteed Minimum Death Benefit ("GMDB")	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	-	-	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	-	-	(59,011)	-	(147,195)
Spinnaker Advisor	-	-	(30,790)	-	(237,321)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	-	-	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	-	-	(90)	-	(60)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	-	-	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	-	6,288	92,316	-	(222,466)
Total Increase (Decrease) in Net Assets	-	6,353	116,994	-	(157,686)
Net Assets at December 31, 2005	$-	$6,353	$389,304	$-	$1,082,703

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets (continued)

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	AIM CAPITAL APPRECIATION I1	AIM CAPITAL APPRECIATION II	AIM CAPITAL DEVELOPMENT SERIES I	AIM CAPITAL DEVELOPMENT SERIES II1	AIM GLOBAL HEALTHCARE[1]
Net Assets at December 31, 2005	$-	$6,353	$389,304	$-	$1,082,703
Increase in Net Assets from Operations
Net Investment Income (Loss)	$(91,121)	$(742)	$(5,890)	$(2,811)	$(14,638)
Realized Gains (Losses)	(139,819)	(510)	45,412	6,285	41,864
Net Change in Unrealized Appreciation (Depreciation)	19,497	4,206	17,884	21,177	8,973
Net Increase (Decrease) in Net Assets Resulting from Operations	(211,443)	2,954	57,406	24,651	36,199
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	11,757,032	186,123	86,500	558,286	101,564
Spinnaker Advisor	786,289	2,388	26,412	63,137	40,668
Spinnaker with EEB	-	-	-	420	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	-	8,071	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(1,988,547)	(73,394)	(164,301)	(58,624)	(154,525)
Spinnaker Advisor	(190,588)	(1,131)	(818)	(7,510)	(93,269)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	7	-	22	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(2,500)	(18)	(60)	(90)	(60)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	(7)	-	(30)	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	10,361,686	113,968	(52,267)	563,682	(105,622)
Total Increase (Decrease) in Net Assets	10,150,243	116,922	5,139	588,333	(69,423)
Net Assets at December 31, 2006	$10,150,243	$123,275	$394,443	$588,333	$1,013,280

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	AIM GLOBAL REAL ESTATE	AIM INTERNATIONAL GROWTH I	AIM INTERNATIONAL GROWTH II1	AMERICAN CENTURY BALANCED	AMERICAN CENTURY INFLATION PROTECTION[1]
Net Assets at January 1, 2005	$14,811,293	$512,296	$-	$18,247,664	$-
Increase in Net Assets from Operations
Net Investment Income (Loss)	(46,495)	(3,340)	-	76,471	27,504
Realized Gains (Losses)	1,499,293	53,898	-	194,551	(1,717)
Net Change in Unrealized Appreciation (Depreciation)	484,717	153,270	-	354,198	(26,921)
Net Increase (Decrease) in Net Assets Resulting from Operations	1,937,515	203,828	-	625,220	(1,134)
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	3,166,860	1,174,271	-	3,123,760	1,013,250
Spinnaker Advisor	1,575,309	264,088	-	794,815	754,133
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	35	42	-	70	21
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	38,420	14,911	-	47,958	28,819
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	3,030	-	-	-	3,030
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(3,236,752)	(370,381)	-	(3,379,420)	(193,491)
Spinnaker Advisor	(1,679,240)	(84,591)	-	(933,412)	(59,214)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(265)	(45)	-	(10,704)	(269)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(3,684)	-	-	(33,025)	(853)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(11)	(3)	-	-	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	(136,298)	998,292	-	(389,958)	1,545,426
Total Increase (Decrease) in Net Assets	1,801,217	1,202,120	-	235,262	1,544,292
Net Assets at December 31, 2005	$16,612,510	$1,714,416	$-	$18,482,926	$1,544,292

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets (continued)

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	AIM GLOBAL REAL ESTATE	AIM INTERNATIONAL GROWTH I	AIM INTERNATIONAL GROWTH II1	AMERICAN CENTURY BALANCED	AMERICAN CENTURY INFLATION PROTECTION[1]
Net Assets at December 31, 2005	$16,612,510	$1,714,416	$-	$18,482,926	$1,544,292
Increase in Net Assets from Operations
Net Investment Income (Loss)	$(65,868)	$(7,644)	$6,347	$96,586	$36,477
Realized Gains (Losses)	3,217,128	118,974	7,222	1,424,741	(20,651)
Net Change in Unrealized Appreciation (Depreciation)	3,217,998	453,268	169,312	(141,491)	(6,423)
Net Increase (Decrease) in Net Assets Resulting from Operations	6,369,258	564,598	182,881	1,379,836	9,403
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	2,393,473	723,910	1,345,702	2,816,242	503,591
Spinnaker Advisor	575,558	219,584	364,723	535,772	606,140
Spinnaker with EEB	-	-	420	840	-
Spinnaker with GMDB	603	-	1,349	402	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	24,487	30,492	325,190	206,546	29,802
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	2,950	-	5,898	-	1
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(4,030,625)	(318,860)	(335,989)	(4,162,040)	(288,384)
Spinnaker Advisor	(1,207,233)	(62,858)	(50,917)	(1,219,902)	(285,005)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	(2)	(2)	-	(3)	(1)
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(50,829)	(1,696)	(3,665)	(91,720)	(48,705)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	(275)	-	-	-	(233)
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(3,362)	(60)	-	(33,901)	(4,860)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(58)	(6)	-	(264)	(99)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	(2,295,313)	590,504	1,652,711	(1,948,028)	512,247
Total Increase (Decrease) in Net Assets	4,073,945	1,155,102	1,835,592	(568,192)	521,650
Net Assets at December 31, 2006	$20,686,455	$2,869,518	$1,835,592	$17,914,734	$2,065,942

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	AMERICAN CENTURY INTERNATIONAL	AMERICAN CENTURY LARGE COMPANY VALUE[1]	AMERICAN CENTURY ULTRA	AMERICAN CENTURY VALUE	DREYFUS APPRECIATION
Net Assets at January 1, 2005	$13,955,152	$-	$402,795	$2,452,753	$8,896,296
Increase in Net Assets from Operations
Net Investment Income (Loss)	(26,194)	1,935	(7,380)	(21,955)	(119,208)
Realized Gains (Losses)	(235,304)	2,949	9,190	294,470	138,743
Net Change in Unrealized Appreciation (Depreciation)	1,723,356	1,133	6,472	(124,749)	226,412
Net Increase (Decrease) in Net Assets Resulting from Operations	1,461,858	6,017	8,282	147,766	245,947
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	1,506,351	120,609	293,665	1,673,559	1,175,105
Spinnaker Advisor	143,440	118,788	70,338	217,165	142,597
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	7,725	-	5,842	7,189	21,433
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(3,141,247)	(23,017)	(181,213)	(418,137)	(1,729,757)
Spinnaker Advisor	(273,330)	(61,937)	(27,112)	(147,219)	(576,075)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	4	-	(2,906)	(3,577)	(7,201)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(12,882)	-	(103)	(1,203)	(3,610)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(5)	-	-	-	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	(1,769,944)	154,443	158,511	1,327,777	(977,508)
Total Increase (Decrease) in Net Assets	(308,086)	160,460	166,793	1,475,543	(731,561)
Net Assets at December 31, 2005	$13,647,066	$160,460	$569,588	$3,928,296	$8,164,735

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets (continued)

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	AMERICAN CENTURY INTERNATIONAL	AMERICAN CENTURY LARGE COMPANY VALUE[1]	AMERICAN CENTURY ULTRA	AMERICAN CENTURY VALUE	DREYFUS APPRECIATION
Net Assets at December 31, 2005	$13,647,066	$160,460	$569,588	$3,928,296	$8,164,735
Increase in Net Assets from Operations
Net Investment Income (Loss)	$21,352	$(2,381)	$(8,447)	$(4,231)	$16,200
Realized Gains (Losses)	326,952	14,535	8,076	363,567	295,782
Net Change in Unrealized Appreciation (Depreciation)	2,846,248	30,917	(16,624)	324,960	758,645
Net Increase (Decrease) in Net Assets Resulting from Operations	3,194,552	43,071	(16,995)	684,296	1,070,627
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	2,653,948	210,417	302,122	1,031,897	658,740
Spinnaker Advisor	647,127	348,786	41,109	48,338	102,352
Spinnaker with EEB	1,512	-	336	-	-
Spinnaker with GMDB	11	299	-	-	751
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	244,793	-	7,251	11,841	3,690
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	5,898	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(2,860,706)	(129,421)	(104,708)	(734,272)	(1,615,396)
Spinnaker Advisor	(297,186)	(69,925)	(28,044)	(136,213)	(565,261)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(19,779)	22	3	-	3
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(10,448)	(1,252)	(90)	-	(3,386)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(33)	(22)	(3)	-	(3)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	359,239	358,904	223,874	221,591	(1,418,510)
Total Increase (Decrease) in Net Assets	3,553,791	401,975	206,879	905,887	(347,883)
Net Assets at December 31, 2006	$17,200,857	$562,435	$776,467	$4,834,183	$7,816,852

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	DREYFUS MIDCAP STOCK	DREYFUS QUALITY BOND	DREYFUS SOCIALLY RESPONSIBLE	DREYFUS STOCK INDEX	DREYFUS TECHNOLOGY GROWTH
Net Assets at January 1, 2005	$26,964,576	$10,666,626	$3,613,326	$10,190,700	$4,636,305
Increase in Net Assets from Operations
Net Investment Income (Loss)	(373,467)	235,643	(46,996)	2,164	(55,776)
Realized Gains (Losses)	1,275,054	(40,056)	(115,759)	122,742	(206,039)
Net Change in Unrealized Appreciation (Depreciation)	1,153,805	(81,043)	226,245	307,360	305,598
Net Increase (Decrease) in Net Assets Resulting from Operations	2,055,392	114,544	63,490	432,266	43,783
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	4,799,537	2,384,980	394,617	3,757,402	533,016
Spinnaker Advisor	1,158,261	484,685	34,102	1,857,367	57,128
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	63	-	-	92	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	119,479	-	-	220,314	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	8,079	-	-	13,129	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(4,573,241)	(1,835,550)	(887,770)	(1,168,557)	(1,294,146)
Spinnaker Advisor	(3,285,343)	(1,306,704)	(14,970)	(1,100,686)	(140,203)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(9,076)	-	-	(17,063)	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(8,830)	(20,669)	(2,706)	(5,895)	(3,419)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(3)	-	-	(5)	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	(1,791,074)	(293,258)	(476,727)	3,556,098	(847,624)
Total Increase (Decrease) in Net Assets	264,318	(178,714)	(413,237)	3,988,364	(803,841)
Net Assets at December 31, 2005	$27,228,894	$10,487,912	$3,200,089	$14,179,064	$3,832,464

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets (continued)

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	DREYFUS MIDCAP STOCK	DREYFUS QUALITY BOND	DREYFUS SOCIALLY RESPONSIBLE	DREYFUS STOCK INDEX	DREYFUS TECHNOLOGY GROWTH
Net Assets at December 31, 2005	$27,228,894	$10,487,912	$3,200,089	$14,179,064	$3,832,464
Increase in Net Assets from Operations
Net Investment Income (Loss)	$(270,900)	$295,284	$(40,263)	$3,145	$(50,798)
Realized Gains (Losses)	5,876,860	(130,788)	(35,244)	530,060	(70,487)
Net Change in Unrealized Appreciation (Depreciation)	(4,024,320)	64,826	307,041	1,515,351	213,574
Net Increase (Decrease) in Net Assets Resulting from Operations	1,581,640	229,322	231,534	2,048,556	92,289
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	3,082,584	1,092,281	405,993	3,916,827	682,492
Spinnaker Advisor	901,396	172,919	38,438	1,217,799	114,151
Spinnaker with EEB	-	-	-	1,260	-
Spinnaker with GMDB	402	-	-	63	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	69,300	-	46,549	142,550	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	2	-	-	3	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(5,941,703)	(2,196,012)	(620,429)	(1,619,505)	(1,069,508)
Spinnaker Advisor	(2,462,494)	(1,299,422)	(167,293)	(1,760,428)	(189,818)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	(3)	-	-	(4)	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(118,027)	198	(26,737)	(156,732)	9
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	(610)	-	-	(1,044)	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(7,315)	(18,129)	(2,323)	(7,375)	(3,020)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(43)	(198)	(3)	(246)	(9)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	(4,476,511)	(2,248,363)	(325,805)	1,733,168	(465,703)
Total Increase (Decrease) in Net Assets	(2,894,871)	(2,019,041)	(94,271)	3,781,724	(373,414)
Net Assets at December 31, 2006	$24,334,023	$8,468,871	$3,105,818	$17,960,788	$3,459,050

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	DWS BALANCED VIP A1	DWS INTERNATIONAL VIP A1	FEDERATED CAPITAL INCOME	FEDERATED HIGH INCOME BOND	FEDERATED INTERNATIONAL EQUITY
Net Assets at January 1, 2005	$30,640,334	$9,660,453	$3,320,552	$8,029,898	$2,843,233
Increase in Net Assets from Operations
Net Investment Income (Loss)	466,362	21,615	123,330	540,805	(35,706)
Realized Gains (Losses)	(586,181)	(578,240)	(173,504)	(122,452)	(226,939)
Net Change in Unrealized Appreciation (Depreciation)	848,983	1,786,764	193,125	(346,228)	438,403
Net Increase (Decrease) in Net Assets Resulting from Operations	729,164	1,230,139	142,951	72,125	175,758
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	1,561,688	519,790	176,865	1,239,613	142,992
Spinnaker Advisor	176,428	8,052	12,349	214,480	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	25,059	18,110	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(6,496,964)	(2,059,956)	(611,270)	(2,175,794)	(591,003)
Spinnaker Advisor	(868,302)	(96,483)	(20,872)	(700,832)	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	(8,950)	(6,952)	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(59,035)	(8,990)	(11,835)	(18,353)	(2,950)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	-	(8)	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	(5,686,185)	(1,637,587)	(438,654)	(1,429,736)	(450,961)
Total Increase (Decrease) in Net Assets	(4,957,021)	(407,448)	(295,703)	(1,357,611)	(275,203)
Net Assets at December 31, 2005	$25,683,313	$9,253,005	$3,024,849	$6,672,287	$2,568,030

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets (continued)

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	DWS BALANCED VIP A1	DWS INTERNATIONAL VIP A1	FEDERATED CAPITAL INCOME	FEDERATED HIGH INCOME BOND	FEDERATED INTERNATIONAL EQUITY
Net Assets at December 31, 2005	$25,683,313	$9,253,005	$3,024,849	$6,672,287	$2,568,030
Increase in Net Assets from Operations
Net Investment Income (Loss)	$287,363	$44,874	$131,623	$443,057	$(29,389)
Realized Gains (Losses)	(346,040)	(132,916)	(150,769)	(130,212)	(128,697)
Net Change in Unrealized Appreciation (Depreciation)	2,021,587	2,119,234	401,529	198,281	548,548
Net Increase (Decrease) in Net Assets Resulting from Operations	1,962,910	2,031,192	382,383	511,126	390,462
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	1,182,580	388,436	126,312	555,356	123,607
Spinnaker Advisor	144,976	17,689	15,185	48,540	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	4,612	15,831	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(5,440,587)	(1,872,327)	(603,752)	(1,536,253)	(673,322)
Spinnaker Advisor	(623,396)	(85,275)	(34,278)	(745,669)	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	60	434	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(46,387)	(7,086)	(9,296)	(15,216)	(2,243)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	(90)	(541)	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	(4,782,814)	(1,558,563)	(501,247)	(1,677,518)	(551,958)
Total Increase (Decrease) in Net Assets	(2,819,904)	472,629	(118,864)	(1,166,392)	(161,496)
Net Assets at December 31, 2006	$22,863,409	$9,725,634	$2,905,985	$5,505,895	$2,406,534

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	FIDELITY ASSET MANAGER	FIDELITY CONTRAFUND	FIDELITY EQUITY INCOME	FIDELITY GROWTH	FIDELITY GROWTH & INCOME
Net Assets at January 1, 2005	$429,702	$28,686,673	$5,560,587	$21,452,442	$11,249,102
Increase in Net Assets from Operations
Net Investment Income (Loss)	4,539	(344,738)	(2,325)	(184,931)	16,255
Realized Gains (Losses)	976	554,194	246,505	(437,482)	166,452
Net Change in Unrealized Appreciation (Depreciation)	9,223	4,327,751	131,488	1,469,595	407,527
Net Increase (Decrease) in Net Assets Resulting from Operations	14,738	4,537,207	375,668	847,182	590,234
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	212,085	6,200,068	3,137,182	3,691,987	1,349,197
Spinnaker Advisor	58,754	1,224,065	846,921	666,061	235,713
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	78	21	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	19,516	118,671	45,954	147
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	10,099	4,040	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(127,286)	(6,487,910)	(1,119,869)	(4,579,630)	(1,992,631)
Spinnaker Advisor	(39,156)	(334,956)	(219,963)	(1,045,241)	(911,244)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	(30)	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	(3,624)	(926)	(344)	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(1,785)	(43,060)	(550)	(28,269)	(12,671)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	(3)	(4)	(31)	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	102,612	574,096	2,771,639	(1,245,482)	(1,331,489)
Total Increase (Decrease) in Net Assets	117,350	5,111,303	3,147,307	(398,300)	(741,255)
Net Assets at December 31, 2005	$547,052	$33,797,976	$8,707,894	$21,054,142	$10,507,847

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets (continued)

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	FIDELITY ASSET MANAGER	FIDELITY CONTRAFUND	FIDELITY EQUITY INCOME	FIDELITY GROWTH	FIDELITY GROWTH & INCOME
Net Assets at December 31, 2005	$547,052	$33,797,976	$8,707,894	$21,054,142	$10,507,847
Increase in Net Assets from Operations
Net Investment Income (Loss)	$7,429	$(38,672)	$191,887	$(212,694)	$(53,892)
Realized Gains (Losses)	11,780	4,850,502	1,451,845	(104,127)	702,661
Net Change in Unrealized Appreciation (Depreciation)	10,793	(1,405,462)	93,786	1,389,728	513,834
Net Increase (Decrease) in Net Assets Resulting from Operations	30,002	3,406,368	1,737,518	1,072,907	1,162,603
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	100,709	6,189,129	2,621,618	2,570,968	1,422,995
Spinnaker Advisor	13,671	671,208	826,734	293,762	207,134
Spinnaker with EEB	-	-	588	-	-
Spinnaker with GMDB	-	1,653	42	-	32
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	131,198	87,538	32,863	456
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	3	5,920	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(168,874)	(7,081,925)	(1,624,721)	(3,709,915)	(2,081,272)
Spinnaker Advisor	(19,202)	(443,242)	(457,677)	(733,600)	(541,138)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	(3)	(31)	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	258	(114,440)	(58,505)	348
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	(832)	(306)	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(1,591)	(47,374)	(820)	(24,245)	(12,931)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	(263)	(100)	(210)	(348)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	(75,287)	(579,358)	1,337,930	(1,623,299)	(1,004,724)
Total Increase (Decrease) in Net Assets	(45,285)	2,827,010	3,075,448	(550,392)	157,879
Net Assets at December 31, 2006	$501,767	$36,624,986	$11,783,342	$20,503,750	$10,665,726

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	FIDELITY GROWTH OPPORTUNITIES	FIDELITY MID-CAP ADVISOR[1]	FIDELITY VIP MONEY MARKET SERVICE CLASS	FRANKLIN FLEX CAP GROWTH SECURITIES[1]	FRANKLIN INCOME SECURITIES FUND CLASS II
Net Assets at January 1, 2005	$7,336,623	$-	$232,366	$-	$-
Increase in Net Assets from Operations
Net Investment Income (Loss)	(30,072)	(2,878)	28,701	(335)	26,781
Realized Gains (Losses)	(161,763)	3,627	-	91	2,375
Net Change in Unrealized Appreciation (Depreciation)	646,636	50,144	-	8,425	(17,078)
Net Increase (Decrease) in Net Assets Resulting from Operations	454,801	50,893	28,701	8,181	12,078
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	485,225	666,563	9,776,222	138,763	1,779,766
Spinnaker Advisor	11,060	102,279	3,157,231	-	399,991
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	22,615	-	6,604
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	3,054	1,199,070	-	130,046
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	101,560	-	6,404
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(1,420,102)	(55,550)	(8,435,901)	(1,860)	(155,598)
Spinnaker Advisor	(268,067)	(18,028)	(2,512,816)	-	(19,070)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	(20,424)	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	(1,179,196)	-	(23,242)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	(101,567)	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(8,004)	-	(1,521)	-	(1,121)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	(13)	-	(2)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	(1,199,888)	698,318	2,005,260	136,903	2,123,778
Total Increase (Decrease) in Net Assets	(745,087)	749,211	2,033,961	145,084	2,135,856
Net Assets at December 31, 2005	$6,591,536	$749,211	$2,266,327	$145,084	$2,135,856

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets (continued)

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	FIDELITY GROWTH OPPORTUNITIES	FIDELITY MID-CAP ADVISOR[1]	FIDELITY VIP MONEY MARKET SERVICE CLASS	FRANKLIN FLEX CAP GROWTH SECURITIES[1]	FRANKLIN INCOME SECURITIES FUND CLASS II
Net Assets at December 31, 2005	$6,591,536	$749,211	$2,266,327	$145,084	$2,135,856
Increase in Net Assets from Operations
Net Investment Income (Loss)	$(40,400)	$(35,413)	$88,878	$(1,591)	$55,495
Realized Gains (Losses)	(90,210)	150,851	-	11,393	49,869
Net Change in Unrealized Appreciation (Depreciation)	331,988	122,211	-	(5,665)	368,422
Net Increase (Decrease) in Net Assets Resulting from Operations	201,378	237,649	88,878	4,137	473,786
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	387,475	3,253,343	8,425,190	113,078	1,467,885
Spinnaker Advisor	35,544	754,557	4,974,310	-	595,806
Spinnaker with EEB	-	-	1,400	-	-
Spinnaker with GMDB	-	743	25,605	-	299
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	71,178	1,896,666	-	205,257
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	23,486	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(1,194,791)	(407,740)	(8,325,991)	(145,310)	(369,405)
Spinnaker Advisor	(87,520)	(90,780)	(4,369,125)	-	(192,816)
Spinnaker with EEB	-	-	(1,400)	-	-
Spinnaker with GMDB	-	-	(19,518)	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	(75)	(1,893,691)	-	(1,896)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	(23,533)	-	(30)
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(6,522)	(150)	(6,152)	-	(7,239)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	(18)	(317)	-	(223)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	(865,814)	3,581,058	706,930	(32,232)	1,697,638
Total Increase (Decrease) in Net Assets	(664,436)	3,818,707	795,808	(28,095)	2,171,424
Net Assets at December 31, 2006	$5,927,100	$4,567,918	$3,062,135	$116,989	$4,307,280

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2005 and 2006

	FRANKLIN SMALL CAP VALUE FUND[1]	FRANKLIN SMALL-MID CAP GROWTH[1]	FRANKLIN U.S. GOVERNMENT	ING JP MORGAN EMERGING MARKETS EQUITY 1[1]	ING NATURAL RESOURCES
Net Assets at January 1, 2005	$-	$6,948,361	$14,782,351	$2,234,359	$2,064,100
Increase in Net Assets from Operations
Net Investment Income (Loss)	(2,438)	(123,104)	429,256	(14,997)	(38,300)
Realized Gains (Losses)	2,079	132,139	(75,852)	27,475	287,094
Net Change in Unrealized Appreciation (Depreciation)	35,455	434,455	(213,679)	625,280	729,782
Net Increase (Decrease) in Net Assets Resulting from Operations	35,096	443,490	139,725	637,758	978,576
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	615,107	5,532,861	2,966,000	84,748	423,795
Spinnaker Advisor	634,703	239,478	1,555,640	-	451,257
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	49,401	19,585	171,523	-	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	16,159	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(73,321)	(1,872,949)	(1,909,871)	(524,333)	(536,390)
Spinnaker Advisor	(214,842)	(747,479)	(2,139,730)	-	(120,227)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	(1,431)	-	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(6)	(11,733)	(35,838)	(1,466)	(3,499)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	(3)	-	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	1,011,042	3,159,763	622,449	(441,051)	214,936
Total Increase (Decrease) in Net Assets	1,046,138	3,603,253	762,174	196,707	1,193,512
Net Assets at December 31, 2005	$1,046,138	$10,551,614	$15,544,525	$2,431,066	$3,257,612

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets (continued)

Years or Periods Ended December 31, 2005 and 2006

	FRANKLIN SMALL CAP VALUE FUND[1]	FRANKLIN SMALL-MID CAP GROWTH[1]	FRANKLIN U.S. GOVERNMENT	ING JP MORGAN EMERGING MARKETS EQUITY 1[1]	ING NATURAL RESOURCES
Net Assets at December 31, 2005	$1,046,138	$10,551,614	$15,544,525	$2,431,066	$3,257,612
Increase in Net Assets from Operations
Net Investment Income (Loss)	$(16,582)	$(111,024)	$463,663	$(18,675)	$(46,895)
Realized Gains (Losses)	127,351	1,052,764	(197,115)	200,705	730,630
Net Change in Unrealized Appreciation (Depreciation)	161,325	(171,060)	150,086	529,348	(92,974)
Net Increase (Decrease) in Net Assets Resulting from Operations	272,094	770,680	416,634	711,378	590,761
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	2,124,437	1,673,738	3,382,467	58,401	232,109
Spinnaker Advisor	391,296	104,254	716,164	-	38,866
Spinnaker with EEB	-	-	1,344	-	-
Spinnaker with GMDB	1,050	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	85,678	7,529	539,766	-	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	4	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(385,692)	(5,519,991)	(2,217,012)	(575,668)	(667,932)
Spinnaker Advisor	(245,348)	(653,242)	(1,575,156)	-	(463,700)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(1,935)	(9,528)	(341,156)	-	99
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	(1,250)	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(67)	(9,851)	(39,640)	(1,206)	(2,494)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(33)	(59)	(347)	-	(99)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	1,969,386	(4,407,150)	465,184	(518,473)	(863,151)
Total Increase (Decrease) in Net Assets	2,241,480	(3,636,470)	881,818	192,905	(272,390)
Net Assets at December 31, 2006	$3,287,618	$6,915,144	$16,426,343	$2,623,971	$2,985,222

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	JP MORGAN INTERNATIONAL EQUITY	JP MORGAN MID-CAP VALUE	JP MORGAN US LARGE CAP CORE EQUITY	MUTUAL SHARES SECURITIES	PIMCO ALL ASSETS PORTFOLIO ADVISOR
Net Assets at January 1, 2005	$4,968,027	$2,694,098	$8,881,726	$3,993,542	$-
Increase in Net Assets from Operations
Net Investment Income (Loss)	(45,340)	(62,039)	(10,555)	(25,261)	4,192
Realized Gains (Losses)	93,076	118,308	120,750	98,745	232
Net Change in Unrealized Appreciation (Depreciation)	706,694	326,750	(145,516)	397,415	(1,001)
Net Increase (Decrease) in Net Assets Resulting from Operations	754,430	383,019	(35,321)	470,899	3,423
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	3,282,177	3,200,083	422,938	2,235,147	190,328
Spinnaker Advisor	1,280,564	1,558,225	171,020	262,802	54,200
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	127	-	-	6,604	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	206,768	56,435	-	22,004	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	18,178	-	-	6,216	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(1,182,607)	(877,635)	(949,259)	(871,893)	(75,193)
Spinnaker Advisor	(201,465)	(368,453)	(1,620,569)	(42,828)	(1,419)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(6,716)	(7,062)	-	(3,992)	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges				(6,022)	(90)
Spinnaker & Mainsail	(37)	(512)	(8,938)	-	-
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(6)	(6)	-	(3)	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	3,396,983	3,561,075	(1,984,808)	1,608,035	167,826
Total Increase (Decrease) in Net Assets	4,151,413	3,944,094	(2,020,129)	2,078,934	171,249
Net Assets at December 31, 2005	$9,119,440	$6,638,192	$6,861,597	$6,072,476	$171,249

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets (continued)

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	JP MORGAN INTERNATIONAL EQUITY	JP MORGAN MID-CAP VALUE	JP MORGAN US LARGE CAP CORE EQUITY	MUTUAL SHARES SECURITIES	PIMCO ALL ASSETS PORTFOLIO ADVISOR
Net Assets at December 31, 2005	$9,119,440	$6,638,192	$6,891,597	$6,072,476	$171, 249
Increase in Net Assets from Operations
Net Investment Income (Loss)	$(38,431)	$(62,033)	$(27,959)	$(5,571)	$9,812
Realized Gains (Losses)	616,920	509,601	184,312	618,698	(16)
Net Change in Unrealized Appreciation (Depreciation)	1,318,677	610,942	755,508	506,244	(2,278)
Net Increase (Decrease) in Net Assets Resulting from Operations	1,897,166	1,058,510	911,861	1,119,371	7,518
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	2,545,047	2,159,208	360,185	2,433,462	92,831
Spinnaker Advisor	544,957	675,279	135,498	113,264	15,614
Spinnaker with EEB	-	588	-	-	-
Spinnaker with GMDB	402	320	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	122,289	124,483	-	74,801	37,350
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	5	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(1,898,328)	(1,322,764)	(1,021,165)	(1,249,979)	(23,977)
Spinnaker Advisor	(426,549)	(847,688)	(736,185)	(337,486)	(14,925)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	(6)	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(257,600)	(1,955)	-	(110)	(21,893)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	(1,538)	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(47)	(817)	(7,640)	(6,143)	(700)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(85)	(90)	-	(71)	(73)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	628,547	786,564	(1,269,307)	1,027,738	84,227
Total Increase (Decrease) in Net Assets	2,525,713	1,845,074	(357,446)	2,147,109	91,745
Net Assets at December 31, 2006	$11,645,153	$8,483,266	$6,504,151	$8,219,585	$262,994

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	PIMCO COMMODITY FUND ADMIN[1]	PIONEER BOND VCT CLASS I	PIONEER EMERGING MARKETS VCT CLASS II	PIONEER EQUITY INCOME VCT CLASS II	PIONEER FUND VCT CLASS I
Net Assets at January 1, 2005	$-	$10,723,888	$32,807	$493,085	$100,448,691
Increase in Net Assets from Operations
Net Investment Income (Loss)	9,359	783,096	(1,781)	33,881	(79,059)
Realized Gains (Losses)	8,042	(44,011)	80	1,683	(3,152,327)
Net Change in Unrealized Appreciation (Depreciation)	36,696	(621,916)	45,830	119,215	6,859,507
Net Increase (Decrease) in Net Assets Resulting from Operations	54,097	117,169	44,129	154,779	3,628,121
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	997,210	137,190	283,380	5,253,039	546,426
Spinnaker Advisor	526,187	20,922	258,711	128,292	3,907
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	35	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	40,862	-	-	-	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	4,040	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(83,397)	(2,060,188)	(51,694)	(779,784)	(23,602,819)
Spinnaker Advisor	(90,735)	(790,145)	(216,762)	(9,464)	(415,115)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(1,594)	-	-	-	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(144)	(29,758)	-	(197)	(82,288)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	-	-	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	1,392,464	(2,721,979)	273,635	4,591,886	(23,549,889)
Total Increase (Decrease) in Net Assets	1,446,561	(2,604,810)	317,764	4,746,665	(19,921,768)
Net Assets at December 31, 2005	$1,446,561	$8,119,078	$350,571	$5,239,750	$80,526,923

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets (continued)

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	PIMCO COMMODITY FUND ADMIN[1]	PIONEER BOND VCT CLASS I	PIONEER EMERGING MARKETS VCT CLASS II	PIONEER EQUITY INCOME VCT CLASS II	PIONEER FUND VCT CLASS I
Net Assets at December 31, 2005	$1,446,561	$8,119,078	$350,571	$5,239,750	$80,526,923
Increase in Net Assets from Operations
Net Investment Income (Loss)	$70,851	$292,644	$(14,015)	$7,757	$(57,741)
Realized Gains (Losses)	11,324	(171,268)	175,554	400,005	(286,984)
Net Change in Unrealized Appreciation (Depreciation)	(152,511)	112,711	220,357	85,804	11,516,768
Net Increase (Decrease) in Net Assets Resulting from Operations	(70,336)	234,087	381,896	493,566	11,172,043
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	1,100,703	992,791	1,587,723	1,508,585	7,762,580
Spinnaker Advisor	362,276	210,173	294,490	311,668	87,289
Spinnaker with EEB	336	-	-	-	-
Spinnaker with GMDB	-	-	10,554	299	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	45,963	-	390,774	-	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	1	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(473,299)	(1,813,702)	(363,699)	(5,202,082)	(19,819,289)
Spinnaker Advisor	(173,887)	(506,639)	(78,410)	(72,841)	(175,326)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	(1)	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	(59,468)	-	(2,042)	15	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	(306)	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(401)	(24,496)	(90)	(330)	(65,932)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	(6)	(15)	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	801,917	(1,141,873)	1,839,294	(3,454,701)	(12,210,678)
Total Increase (Decrease) in Net Assets	731,581	(907,786)	2,221,190	(2,961,135)	(1,038,635)
Net Assets at December 31, 2006	$2,178,142	$7,211,292	$2,571,761	$2,278,615	$79,488,288

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	PIONEER GROWTH OPPORTUNITIES VCT CLASS I	PIONEER HIGH YIELD VCT CLASS II	PIONEER MID-CAP VALUE VCT CLASS I	PIONEER MONEY MARKET VCT CLASS I	PIONEER REAL ESTATE VCT CLASS II1
Net Assets at January 1, 2005	$107,860,633	$-	$21,220,633	$7,979,015	$-
Increase in Net Assets from Operations
Net Investment Income (Loss)	(1,335,327)	2,255	(207,336)	68,052	-
Realized Gains (Losses)	2,642,109	1,258	1,620,060	-	-
Net Change in Unrealized Appreciation (Depreciation)	2,919,980	(2,615)	(287,641)	-	-
Net Increase (Decrease) in Net Assets Resulting from Operations	4,226,762	898	1,125,083	68,052	-
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	351,799	95,950	89,548	1,255,550	-
Spinnaker Advisor	3,057	17,589	3,965	347,145	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	-	-	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(21,908,235)	(13,549)	(4,701,507)	(2,601,465)	-
Spinnaker Advisor	(988,825)	-	(206,601)	(984,555)	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	-	-	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(28,915)	(284)	(6,407)	(31,626)	-
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	-	-	-	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	(22,571,119)	99,706	(4,821,002)	(2,014,951)	-
Total Increase (Decrease) in Net Assets	(18,344,357)	100,604	(3,695,919)	(1,946,899)	-
Net Assets at December 31, 2005	$89,516,276	$100,604	$17,524,714	$6,032,116	$-

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets (continued)

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	PIONEER GROWTH OPPORTUNITIES VCT CLASS I	PIONEER HIGH YIELD VCT CLASS II	PIONEER MID-CAP VALUE VCT CLASS I	PIONEER MONEY MARKET VCT CLASS I	PIONEER REAL ESTATE VCT CLASS II1
Net Assets at December 31, 2005	$89,516,276	$100,604	$17,524,714	$6,032,116	$-
Increase in Net Assets from Operations
Net Investment Income (Loss)	$(1,167,910)	$6,305	$(63,328)	$187,437	$5,829
Realized Gains (Losses)	4,626,459	847	4,323,862	-	17,158
Net Change in Unrealized Appreciation (Depreciation)	(267,001)	4,799	(2,526,455)	-	78,175
Net Increase (Decrease) in Net Assets Resulting from Operations	3,191,548	11,951	1,734,079	187,437	101,162
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	6,448,256	159,727	1,485,919	1,325,793	804,722
Spinnaker Advisor	207,102	36,417	34,586	566,057	240,687
Spinnaker with EEB	-	-	-	-	336
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	13,724	-	-	95,714
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(21,662,025)	(42,760)	(4,016,372)	(1,973,858)	(124,556)
Spinnaker Advisor	(1,412,496)	-	(158,691)	(155,651)	(5,578)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	37	-	-	(2,084)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(24,875)	(631)	(5,713)	(25,085)	-
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	(37)	-	-	(1)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	(16,444,038)	166,477	(2,660,271)	(262,744)	1,009,240
Total Increase (Decrease) in Net Assets	(13,252,490)	178,428	(926,192)	(75,307)	1,110,402
Net Assets at December 31, 2006	$76,263,786	$279,032	$16,598,522	$5,956,809	$1,110,402

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	PIONEER SMALL-CAP VALUE VCT CLASS I1	PIONEER SMALL-CAP VALUE VCT CLASS II	PIONEER STRATEGIC INCOME VCT CLASS II	TEMPLETON DEVELOPING MARKETS	TEMPLETON GLOBAL INCOME SECURITIES II1
Net Assets at January 1, 2005	$23,109,075	$162,668	$-	$1,562,557	$-
Increase in Net Assets from Operations
Net Investment Income (Loss)	(169,536)	(25,218)	10,685	(5,342)	14,814
Realized Gains (Losses)	2,056,444	60,241	2,647	77,422	(7,270)
Net Change in Unrealized Appreciation (Depreciation)	664,534	221,776	(6,387)	607,862	(13,638)
Net Increase (Decrease) in Net Assets Resulting from Operations	2,551,442	256,799	6,945	679,942	(6,094)
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	185,777	2,526,804	263,531	1,687,999	376,897
Spinnaker Advisor	(870)	665,521	355,648	705,011	101,330
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	28	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	45,573	4,495	56,883	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	3,030	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(4,100,826)	(306,590)	(6,739)	(455,742)	(105,317)
Spinnaker Advisor	(1,269,164)	(133,490)	(41,462)	(179,201)	(20,885)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	(4,607)	-	(1,465)	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(899)	(381)	(104)	(176)	(213)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	(7)	-	(3)	-
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	(5,185,982)	2,795,881	575,369	1,813,306	351,812
Total Increase (Decrease) in Net Assets	(2,634,540)	3,052,680	582,314	2,493,248	345,718
Net Assets at December 31, 2005	$20,474,535	$3,215,348	$582,314	$4,055,805	$345,718

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets (continued)

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	PIONEER SMALL-CAP VALUE VCT CLASS I1	PIONEER SMALL-CAP VALUE VCT CLASS II	PIONEER STRATEGIC INCOME VCT CLASS II	TEMPLETON DEVELOPING MARKETS	TEMPLETON GLOBAL INCOME SECURITIES II1
Net Assets at December 31, 2005	$20,474,535	$3,215,348	$582,314	$4,055,805	$345,718
Increase in Net Assets from Operations
Net Investment Income (Loss)	$(119,585)	$(45,542)	$21,536	$(16,459)	$5,929
Realized Gains (Losses)	7,601,751	352,975	(3,093)	531,844	1,193
Net Change in Unrealized Appreciation (Depreciation)	(5,493,520)	113,435	6,978	656,128	48,856
Net Increase (Decrease) in Net Assets Resulting from Operations	1,988,646	420,868	25,421	1,171,513	55,978
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	2,069,174	1,783,419	230,248	1,976,929	267,529
Spinnaker Advisor	294,795	514,114	29,799	365,382	214,853
Spinnaker with EEB	-	420	-	-	-
Spinnaker with GMDB	-	603	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	59,376	2,045	236,594	23,409
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	1	-	-	2,949
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(3,861,415)	(1,776,300)	(95,386)	(1,273,975)	(73,575)
Spinnaker Advisor	(1,930,339)	(284,461)	(215,802)	(325,641)	(52,446)
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	(1)	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	(43,290)	30	(156)	(28)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	(239)	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(936)	(470)	(1,046)	(304)	(2,200)
Spinnaker Advisor	-	-	-	-	-
Spinnaker with EEB	-	-	-	-	-
Spinnaker with GMDB	-	-	-	-	-
Spinnaker with EEB & GMDB	-	-	-	-	-
Spinnaker Choice	-	(22)	(34)	(25)	(151)
Spinnaker Choice with EEB	-	-	-	-	-
Spinnaker Choice with GMDB	-	-	-	-	-
Spinnaker Choice with EEB & GMDB	-	-	-	-	-
Increase (Decrease) from Contract Transactions	(3,428,721)	253,150	(50,146)	978,804	380,340
Total Increase (Decrease) in Net Assets	(1,440,075)	674,018	(24,725)	2,150,317	436,318
Net Assets at December 31, 2006	$19,034,460	$3,889,366	$557,589	$6,206,122	$782,036

1  Reference Note 5 for name changes, reorganizations and commencement dates

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	TEMPLETON GROWTH SECURITIES	WANGER US SMALLER COMPANIES
Net Assets at January 1, 2005	$2,851,864	$697,561
Increase in Net Assets from Operations
Net Investment Income (Loss)	(10,531)	(9,151)
Realized Gains (Losses)	78,316	34,468
Net Change in Unrealized Appreciation (Depreciation)	243,950	32,062
Net Increase (Decrease) in Net Assets Resulting from Operations	311,735	57,379
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	2,227,439	5,613
Spinnaker Advisor	123,411	-
Spinnaker with EEB	-	-
Spinnaker with GMDB	6,604	-
Spinnaker with EEB & GMDB	-	-
Spinnaker Choice	44,752	-
Spinnaker Choice with EEB	-	-
Spinnaker Choice with GMDB	6,216	-
Spinnaker Choice with EEB & GMDB	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(613,408)	(98,981)
Spinnaker Advisor	(40,676)	-
Spinnaker with EEB	-	-
Spinnaker with GMDB	-	-
Spinnaker with EEB & GMDB	-	-
Spinnaker Choice	(4,400)	-
Spinnaker Choice with EEB	-	-
Spinnaker Choice with GMDB	-	-
Spinnaker Choice with EEB & GMDB	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(542)	(690)
Spinnaker Advisor	-	-
Spinnaker with EEB	-	-
Spinnaker with GMDB	-	-
Spinnaker with EEB & GMDB	-	-
Spinnaker Choice	(5)	-
Spinnaker Choice with EEB	-	-
Spinnaker Choice with GMDB	-	-
Spinnaker Choice with EEB & GMDB	-	-
Increase (Decrease) from Contract Transactions	1,749,391	(94,058)
Total Increase (Decrease) in Net Assets	2,061,126	(36,679)
Net Assets at December 31, 2005	$4,912,990	$660,882

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Statements of Changes in Net Assets (continued)

Years or Periods Ended December 31, 2005 and 2006

	Sub-Accounts
	TEMPLETON GROWTH SECURITIES	WANGER US SMALLER COMPANIES
Net Assets at December 31, 2005	$4,912,990	$660,882
Increase in Net Assets from Operations
Net Investment Income (Loss)	$(6,180)	$(6,919)
Realized Gains (Losses)	427,938	95,217
Net Change in Unrealized Appreciation (Depreciation)	644,177	(48,495)
Net Increase (Decrease) in Net Assets Resulting from Operations	1,065,935	39,803
Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker & Mainsail	1,499,881	7,866
Spinnaker Advisor	104,102	-
Spinnaker with EEB	-	-
Spinnaker with GMDB	-	-
Spinnaker with EEB & GMDB	-	-
Spinnaker Choice	28,722	-
Spinnaker Choice with EEB	-	-
Spinnaker Choice with GMDB	-	-
Spinnaker Choice with EEB & GMDB	-	-
Contract Terminations, Transfers Out
Spinnaker & Mainsail	(651,000)	(176,018)
Spinnaker Advisor	(179,248)	-
Spinnaker with EEB	-	-
Spinnaker with GMDB	-	-
Spinnaker with EEB & GMDB	-	-
Spinnaker Choice	(478)	-
Spinnaker Choice with EEB	-	-
Spinnaker Choice with GMDB	-	-
Spinnaker Choice with EEB & GMDB	-	-
Contract Maintenance Charges
Spinnaker & Mainsail	(986)	(540)
Spinnaker Advisor	-	-
Spinnaker with EEB	-	-
Spinnaker with GMDB	-	-
Spinnaker with EEB & GMDB	-	-
Spinnaker Choice	(13)	-
Spinnaker Choice with EEB	-	-
Spinnaker Choice with GMDB	-	-
Spinnaker Choice with EEB & GMDB	-	-
Increase (Decrease) from Contract Transactions	800,980	(168,692)
Total Increase (Decrease) in Net Assets	1,866,915	(128,889)
Net Assets at December 31, 2006	$6,779,905	$531,993

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account C

Notes to Financial Statements

1.  ORGANIZATION

Symetra Separate Account C ("the Separate Account") is registered under the Investment Company Act of 1940, as amended, as a segregated unit investment trust of Symetra Life Insurance Company ("Symetra Life"), a wholly-owned subsidiary of Symetra Financial Corporation. Purchasers of various Symetra Life variable annuity products direct their investment to one or more of the sub-accounts of the Separate Account through the purchase of accumulation units ("Units"). Under the terms of the registration, the Separate Account is authorized to issue an unlimited number of Units. Each sub-account invests in shares of a designated portfolio of an open-ended registered investment company ("Mutual Fund") as indicated below. Not all sub-accounts are available in all Symetra Life variable annuity products. The performance of the underlying portfolios may differ substantially from publicly traded mutual funds with similar names and objectives.

Symetra Financial Corporation ("Symetra Financial") is a Delaware corporation privately owned by an investor group led by White Mountains Insurance Group, Ltd. and Berkshire Hathaway Inc.

Sub-Account	Mutual Fund
AIM Variable Insurance Funds, Inc

AIM Capital Appreciation I1	AIM V.I. Capital Appreciation Fund (Series I shares)

AIM Capital Appreciation II	AIM V.I. Capital Appreciation Fund (Series II shares)

AIM Capital Development Series I	AIM V.I. Capital Development Fund (Series I shares)

AIM Capital Development Series II2	AIM V.I. Capital Development Fund (Series II shares)

AIM Global Healthcare[9]	AIM V.I. Global Health Care Fund (Series I shares)

AIM Global Real Estate[4]	AIM V.I. Global Real Estate Fund (Series I shares)

AIM International Growth I	AIM V.I. International Growth Fund (Series I shares)

AIM International Growth II3	AIM V.I. International Growth Fund (Series II shares)

American Century Variable Portfolios, Inc.

American Century Balanced	VP Balanced Fund

American Century Inflation Protection	VP Inflation Protection Class II Fund

American Century International	VP International Fund

American Century Large Company Value	VP Large Company Value Class II Fund

American Century Ultra	VP Ultra Class II Fund

American Century Value	VP Value Fund

Dreyfus Variable Investment Fund

Dreyfus Appreciation	Dreyfus VIF Capital Portfolio — Initial Shares

Dreyfus Quality Bond	Dreyfus VIF Quality Bond Portfolio — Initial Shares

Dreyfus Investment Portfolios

Dreyfus MidCap Stock	Dreyfus IP MidCap Stock Portfolio — Initial Shares

Dreyfus Technology Growth	Dreyfus IP Technology Growth Portfolio — Initial Shares

Dreyfus Socially Responsible Growth Fund, Inc.

Dreyfus Socially Responsible	Dreyfus Socially Responsible Growth Fund, Inc. — Initial Shares

Symetra Separate Account C

Notes to Financial Statements

1.  ORGANIZATION (Continued)

Sub-Account	Mutual Fund
Dreyfus Stock Index Fund, Inc.

Dreyfus Stock Index	Dreyfus Stock Index Fund, Inc. — Service Shares

DWS Variable Series I and II

DWS Balanced VIP A5	DWS Balanced VIP (A)

DWS International VIP A6	DWS International VIP (A)

Federated Insurance Series

Federated Capital Income	Federated Capital Income Fund II

Federated High Income Bond	Federated High Income Bond Fund II

Federated International Equity	Federated International Equity Fund II

Fidelity Variable Insurance Products Fund 1 (VIP)

Fidelity Asset Manager	VIP Asset Manager Portfolio — Initial Class

Fidelity Contrafund	VIP Contrafund Portfolio — Initial Class

Fidelity Equity Income	VIP Equity-Income Portfolio — Initial Class

Fidelity Growth	VIP Growth Portfolio — Initial Class

Fidelity Growth & Income	VIP Growth & Income Portfolio — Initial Class

Fidelity Growth Opportunities	VIP Growth Opportunities Portfolio — Initial Class

Fidelity Mid-Cap Advisor	VIP Mid Cap Portfolio — Service Class II

Fidelity VIP Money Market Service Class	VIP Money Market Portfolio — Service Class II

Franklin Templeton Variable Insurance Products Trust

Franklin Flex Cap Growth Securities	Franklin Flex Cap Growth Securities Fund — Class 2

Franklin Income Securities Fund Class II	Franklin Income Securities Fund — Class 2

Franklin Small Cap Value Fund	Franklin Small Cap Value Securities Fund — Class 2

Franklin Small-Mid Cap Growth	Franklin Small-Mid Cap Growth Securities Fund — Class 2

Franklin U.S. Government	Franklin U.S. Government Securities Fund — Class 2

ING Investors Trust

ING JP Morgan Emerging Markets Equity I	ING JP Morgan Emerging Markets Equity Portfolio

ING VP Natural Resource Trust

ING Natural Resources	ING VP Natural Resources Portfolio

JP Morgan Series Trust II

JP Morgan International Equity	JP Morgan International Equity Portfolio

JP Morgan Mid-Cap Value	JP Morgan Mid Cap Value Portfolio

JP Morgan US Large Cap Core Equity	JP Morgan U.S. Large Cap Core Equity Portfolio

Franklin Templeton Variable Insurance Products Trust

Mutual Shares Securities	Mutual Shares Securities Fund — Class 2

Symetra Separate Account C

Notes to Financial Statements

1.  ORGANIZATION (Continued)

Sub-Account	Mutual Fund
PIMCO Variable Insurance Trust

PIMCO All Assets Portfolio Advisor	PIMCO All Asset Portfolio — Advisor Class Shares

PIMCO Commodity Fund Admin	PIMCO Commodity Real Return Strategy Portfolio — Administrative Class Shares

Pioneer Variable Contracts Trust

Pioneer Bond VCT Class I	Pioneer Bond VCT Portfolio — Class I

Pioneer Emerging Markets VCT Class II	Pioneer Emerging Markets VCT Portfolio — Class II

Pioneer Equity Income VCT Class II	Pioneer Equity Income VCT Portfolio — Class II

Pioneer Fund VCT Class I	Pioneer Fund VCT Portfolio — Class I

Pioneer Growth Opportunities VCT Class I	Pioneer Growth Opportunities VCT Portfolio — Class I

Pioneer High Yield VCT Class II	Pioneer High Yield VCT Portfolio — Class II

Pioneer Mid-Cap Value VCT Class I	Pioneer Mid Cap Value VCT Portfolio — Class I

Pioneer Money Market VCT Class I	Pioneer Money Market VCT Portfolio — Class I

Pioneer Real Estate VCT Class II7	Pioneer Real Estate VCT Portfolio — Class II

Pioneer Small-Cap Value VCT Class I8	Pioneer Small Cap Value VCT Portfolio — Class I

Pioneer Small-Cap Value VCT Class II	Pioneer Small Cap Value VCT Portfolio — Class II

Pioneer Strategic Income VCT Class II	Pioneer Strategic Income VCT Portfolio — Class II

Franklin Templeton Variable Insurance Products Trust

Templeton Developing Markets	Templeton Developing Markets Securities Fund — Class 2

Templeton Global Income Securities II	Templeton Global Income Securities Fund — Class 2

Templeton Growth Securities	Templeton Growth Securities Fund — Class 2

Wanger Advisors Trust

Wanger U.S. Smaller Companies	U.S. Smaller Companies Fund

  1  AIM Growth and AIM Aggressive Growth were reorganized into AIM Capital Appreciation I effective April 28, 2006.

  2  The commencement date was March 14, 2006. The 2006 activity is from that date through December 31, 2006, where applicable.

  3  The commencement date was March 14, 2006. The 2006 activity is from that date through December 31, 2006, where applicable.

  4  AIM Global Real Estate was known as AIM Real Estate Fund prior to July 3, 2006.

  5  DWS Balanced VIP A was known as Scudder Total Return prior to February 6, 2006.

  6  DWS International VIP A was known as Scudder International A prior to February 6, 2006.

  7  The commencement date was April 28, 2006. The 2006 activity is from that date through December 31, 2006, where applicable.

  8  Pioneer Small-Cap Value VCT Class I was known as Pioneer Small-Cap Value II VCT Class 1 prior to May 24, 2006.

  9  AIM Global Health Care was known as AIM Health Sciences prior to January 1, 2006.

Under applicable insurance law, the assets and liabilities of Symetra Separate Account C are clearly identified and distinguished from Symetra Life's other assets and liabilities. The portion of Symetra Separate Account C's assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business Symetra Life may conduct.

Symetra Separate Account C

Notes to Financial Statements

2.  SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Separate Account in the preparation of its financial statements. The policies are in conformity with U.S. generally accepted accounting principles.

INVESTMENT VALUATION — Investments in portfolio shares are valued at the net asset value as reported by the underlying portfolio on the last trading day of the year.

INVESTMENT TRANSACTIONS — Investment transactions are recorded on the trade date. Effective January 1, 2006, the Company elected to change its method of valuing realized and unrealized gains and losses on investment transactions to the first-in-first out (FIFO) method, whereas in all prior years realized and unrealized gains and losses were recorded using the average cost method. This change resulted from a change in investment administration systems due to the outsourcing of the separate account operations to a third-party administrator. Management considers the FIFO method to be preferable as it is a more precise method of recording investment transactions. This prospective change in costing methodology has no impact on net assets, accumulated unit value (AUV), or total increase or decrease in net assets.

INCOME RECOGNITION — Dividend income and realized capital gain distributions received are recorded on the ex-dividend date. This income is reinvested in shares of the underlying portfolio.

DISTRIBUTIONS — The net investment income and realized capital gains of the Separate Account are not distributed, but are retained and reinvested for the benefit of accumulation unit owners.

FEDERAL INCOME TAX — Operations of the Separate Account are included in the federal income tax return of Symetra Life, which is taxed as a "Life Insurance Company" under the provisions of the Internal Revenue Code. Under current federal income tax law, no income taxes are payable with respect to operations of the Separate Account to the extent the earnings are reinvested.

ESTIMATES — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3.  EXPENSES AND RELATED PARTY TRANSACTIONS

Symetra Life assumes mortality and expense risks ("M&E") and incurs asset-related administrative expenses related to the operations of the Separate Account. Symetra Life deducts a daily charge from the assets of the Separate Account to cover these costs. This charge for the Spinnaker and Mainsail products is, on an annual basis, equal to 1.40 percent (1.25 percent for the M&E and 0.15 percent for asset-related administration charges) of the average daily net assets of the Separate Account. Optional benefit charges may be elected for a guaranteed minimum death benefit ("GMDB") and an earnings enhancement benefit ("EEB"). Charges for GMDB and EEB, on an annual basis, equal 0.20 and 0.15 percent of the average daily net assets, respectively. The daily charge for the Spinnaker Advisor product is, on an annual basis, equal to 1.45 percent (1.25 percent for the M&E and 0.20 percent for asset-related administrative charges) of the average daily net assets of the Separate Account. The daily charge for the Spinnaker Choice product is, on an annual basis, equal to 1.55 percent (1.40 percent for the M&E and 0.15 percent for asset-related administrative charges) of the average daily net assets of the Separate Account. Optional benefit charges may be elected for a guaranteed minimum death benefit ("GMDB") and an earnings enhancement benefit ("EEB"). Charges for GMDB and EEB, on an annual basis, equal 0.20 and 0.15 percent of the average daily net assets, respectively.

Symetra Life also deducts an annual contract maintenance charge of $30 for each contract from the Separate Account. The maintenance charge is recorded in the accompanying Statements of Changes in Net Assets. This charge does not apply to all products.

A withdrawal charge of $25 or 2% of the withdrawal amount, whichever is less, may be imposed for the second and each subsequent withdrawal in any one year. A transfer charge of $10 or 2% of the amount transferred, whichever is less, may be imposed on transfers that exceed the number of free transfers allowed each year. A surrender charge may be applicable in the first 8 years on withdrawals that exceed the free withdrawal amount. These charges are recorded in the accompanying Statements of Changes in Net Assets. These charges do not apply to all products and may vary by contract year and other factors as described in the product prospectuses.

Symetra Separate Account C

Notes to Financial Statements

4.  SUMMARIZED INVESTMENT INFORMATION BY SUB-ACCOUNT

The following table summarizes investment purchases and sales activity by sub-account for the year ended December 31, 2006. The table also summarizes underlying investment information for each sub-account as of December 31, 2006.

	Year or Period Ended		As of December 31, 2006
	December 31, 2006		Investments			Net Asset
Sub-Account	Purchases	Sales	at Cost	at Value	Shares Owned	Value[9]
AIM Capital Appreciation I1	$12,810,080	$2,679,334	$10,130,746	$10,150,243	387,119	$26.22
AIM Capital Appreciation II	248,542	135,825	118,991	123,275	4,758	25.91
AIM Capital Development Series I	120,383	133,129	320,516	394,443	21,402	18.43
AIM Capital Development Series II2	639,269	72,115	567,156	588,333	32,343	18.19
AIM Global Healthcare[10]	148,440	226,836	856,839	1,013,280	47,108	21.51
AIM Global Real Estate[4]	4,264,607	3,408,663	11,888,698	20,686,455	719,779	28.74
AIM International Growth I	1,147,758	445,925	2,191,796	2,869,518	97,503	29.43
AIM International Growth II3	2,058,522	392,241	1,666,280	1,835,592	62,971	29.15
American Century Balanced	5,186,422	5,613,121	16,541,089	17,914,734	2,379,115	7.53
American Century Inflation Protection	1,231,941	703,866	2,099,286	2,065,942	204,955	10.08
American Century International	3,893,565	3,186,023	14,260,471	17,200,857	1,699,690	10.12
American Century Large Company Value	601,693	230,635	530,385	562,435	42,967	13.09
American Century Ultra	358,995	135,492	746,491	776,467	77,337	10.04
American Century Value	1,755,084	1,174,154	4,346,664	4,834,183	553,110	8.74
Dreyfus Appreciation	1,015,429	2,121,959	6,324,837	7,816,852	183,709	42.55
Dreyfus Midcap Stock	8,664,676	7,535,228	21,805,665	24,334,023	1,399,311	17.39
Dreyfus Quality Bond	1,725,188	3,809,055	8,621,693	8,468,871	754,129	11.23
Dreyfus Socially Responsible	499,222	900,533	3,067,411	3,105,818	109,167	28.45
Dreyfus Stock Index	5,687,080	3,420,704	15,118,300	17,960,788	496,704	36.16
Dreyfus Technology Growth	822,963	1,409,951	3,492,619	3,459,050	366,425	9.44
DWS Balanced VIP A5	2,074,014	6,915,504	22,648,077	22,863,409	934,727	24.46
DWS International VIP A6	638,918	2,285,521	9,128,903	9,725,634	724,712	13.42
Federated Capital Income	347,954	868,347	3,202,752	2,905,985	298,663	9.73
Federated High Income Bond	1,213,230	2,577,905	5,544,750	5,505,895	701,389	7.85
Federated International Equity	172,237	882,281	2,535,462	2,406,534	140,651	17.11
Fidelity Asset Manager	148,921	205,001	463,013	501,767	31,939	15.71
Fidelity Contrafund	10,596,850	6,364,377	30,998,109	36,624,986	1,163,807	31.47
Fidelity Equity Income	5,228,214	2,246,553	10,955,460	11,783,342	449,746	26.20
Fidelity Growth	3,132,620	5,072,741	20,040,375	20,503,750	571,612	35.87
Fidelity Growth & Income	2,186,276	2,542,231	8,797,427	10,665,726	661,646	16.12
Fidelity Growth Opportunities	499,248	1,495,672	5,873,071	5,927,100	326,382	18.16
Fidelity Mid-Cap Advisor	4,399,696	703,202	4,395,563	4,567,918	133,370	34.25
Fidelity VIP Money Market Service Class	16,378,727	15,582,919	3,062,135	3,062,135	3,062,136	1.00
Franklin Flex Cap Growth Securities	113,099	135,529	114,229	116,989	10,502	11.14
Franklin Income Securities Fund Class II	2,504,050	701,050	3,955,937	4,307,280	248,115	17.36
Franklin Small Cap Value Fund	2,773,401	693,246	3,090,837	3,287,618	174,966	18.79
Franklin Small-Mid Cap Growth	1,883,309	5,348,718	5,947,211	6,915,144	312,478	22.13
Franklin U.S. Government	5,756,126	5,024,394	16,719,998	16,426,343	1,312,008	12.52
ING JP Morgan Emerging Markets Equity[1]	102,603	439,046	1,565,439	2,623,971	133,808	19.61
ING Natural Resources	562,978	742,394	1,907,081	2,985,222	111,140	26.86
JP Morgan International Equity	3,458,776	2,251,741	8,850,379	11,645,153	790,037	14.74
JP Morgan Mid-Cap Value	3,294,214	2,060,086	7,210,334	8,483,266	268,799	31.56
JP Morgan US Large Cap Core Equity	580,591	1,693,546	5,374,289	6,504,151	414,277	15.70
Mutual Shares Securities	2,982,650	1,341,785	6,630,375	8,219,585	401,542	20.47

Symetra Separate Account C

Notes to Financial Statements

4.  SUMMARIZED INVESTMENT INFORMATION BY SUB-ACCOUNT (Continued)

	Year or Period Ended		As of December 31, 2006
	December 31, 2006		Investments			Net Asset
Sub-Account	Purchases	Sales	at Cost	at Value	Shares Owned	Value[9]
PIMCO All Assets Portfolio Advisor	$160,698	$66,673	$266,273	$262,994	22,517	$11.68
PIMCO Commodity Fund Admin	1,703,871	819,778	2,293,958	2,178,142	192,585	11.31
Pioneer Bond VCT Class I	1,683,816	2,704,313	7,541,200	7,211,292	672,695	10.72
Pioneer Emerging Markets VCT Class II	2,411,828	410,996	2,304,268	2,571,761	75,819	33.92
Pioneer Equity Income VCT Class II	1,913,747	4,960,685	2,070,292	2,278,615	90,890	25.07
Pioneer Fund VCT Class I	9,046,832	21,602,233	74,357,429	79,488,288	3,205,172	24.80
Pioneer Growth Opportunities VCT Class I	6,820,241	19,805,727	61,544,357	76,263,786	2,846,726	26.79
Pioneer High Yield VCT Class II	221,852	48,224	276,848	279,032	25,343	11.01
Pioneer Mid-Cap Value VCT Class I	6,016,677	4,416,414	17,143,293	16,598,522	816,856	20.32
Pioneer Money Market VCT Class I	2,197,511	2,272,819	5,956,809	5,956,809	5,956,808	1.00
Pioneer Real Estate VCT Class II7	1,156,852	124,625	1,032,227	1,110,402	33,690	32.96
Pioneer Small-Cap Value VCT Class I8	8,128,485	4,075,041	15,936,535	19,034,460	1,062,191	17.92
Pioneer Small-Cap Value VCT Class II	2,447,768	1,887,184	3,551,819	3,889,366	218,996	17.76
Pioneer Strategic Income VCT Class II	305,283	336,986	556,997	557,589	51,629	10.80
Templeton Developing Markets	2,724,815	1,230,626	4,582,435	6,206,122	450,045	13.79
Templeton Global Income Securities II	522,289	134,827	746,817	782,036	50,455	15.50
Templeton Growth Securities	2,011,235	788,499	5,360,652	6,779,905	425,606	15.93
Wanger US Smaller Companies	30,050	110,444	324,260	531,993	14,631	36.36

  1  AIM Growth and AIM Aggressive Growth were reorganized into AIM Capital Appreciation I effective April 28, 2006.

  2  The commencement date was March 14, 2006. The 2006 activity is from that date through December 31, 2006, where applicable.

  3  The commencement date was March 14, 2006. The 2006 activity is from that date through December 31, 2006, where applicable.

  4  AIM Global Real Estate was known as AIM Real Estate Fund prior to July 3, 2006.

  5  DWS Balanced VIP A was known as Scudder Total Return prior to February 6, 2006.

  6  DWS International VIP A was known as Scudder International A prior to February 6, 2006.

  7  The commencement date was April 28, 2006. The 2006 activity is from that date through December 31, 2006, where applicable.

  8  Pioneer Small-Cap Value VCT Class I was known as Pioneer Small-Cap Value II VCT Class 1 prior to May 24, 2006.

  9  Net asset values represent the amounts published by the underlying mutual funds and may differ slightly due to rounding to those amounts calculated from the information presented in the financial statements.

  10  AIM Global Health Care was known as AIM Health Sciences prior to January 1, 2006.

5.  CHANGES IN ACCUMULATION UNITS OUTSTANDING

The changes in Units outstanding for the years or periods ended December 31, 2006 and 2005 were as follows:

	2006			2005
Sub-Account	Units Issued	Units Redeemed	Increase (Decrease) in Units	Units Issued	Units Redeemed	Increase (Decrease) in Units
Spinnaker & Mainsail
AIM Capital Appreciation I1	1,179,997	(210,340)	969,657	-	-	-
AIM Capital Appreciation II9	15,677	(6,229)	9,448	544	-	544
AIM Capital Development Series I	5,142	(9,528)	(4,386)	10,668	(4,015)	6,653
AIM Capital Development Series II2	55,254	(5,864)	49,390	-	-	-
AIM Global Healthcare[12]	7,445	(11,409)	(3,964)	11,622	(11,842)	(220)
AIM Global Real Estate[4]	92,089	(150,856)	(58,767)	154,087	(154,397)	(310)
AIM International Growth I	36,658	(15,782)	20,876	71,639	(22,272)	49,367
AIM International Growth II3	128,044	(31,993)	96,051	-	-	-
American Century Balanced	229,296	(341,652)	(112,356)	267,507	(291,867)	(24,360)

Symetra Separate Account C

Notes to Financial Statements

5.  CHANGES IN ACCUMULATION UNITS OUTSTANDING (Continued)

	2006			2005
Sub-Account	Units Issued	Units Redeemed	Increase (Decrease) in Units	Units Issued	Units Redeemed	Increase (Decrease) in Units
Spinnaker & Mainsail (Continued)
American Century Inflation Protection[9]	50,851	(29,628)	21,223	101,810	(19,506)	82,304
American Century International	259,172	(281,466)	(22,294)	178,930	(372,176)	(193,246)
American Century Large Company Value[9]	17,926	(11,276)	6,650	11,429	(2,125)	9,304
American Century Ultra	25,009	(8,339)	16,670	23,348	(14,533)	8,815
American Century Value	75,688	(54,084)	21,604	135,020	(33,569)	101,451
Dreyfus Appreciation	69,026	(168,863)	(99,837)	127,917	(189,548)	(61,631)
Dreyfus Midcap Stock	226,671	(436,911)	(210,240)	389,547	(370,119)	19,428
Dreyfus Quality Bond	84,711	(171,876)	(87,165)	186,262	(144,819)	41,443
Dreyfus Socially Responsible	63,652	(97,707)	(34,055)	65,224	(146,850)	(81,626)
Dreyfus Stock Index	275,194	(113,987)	161,207	286,934	(89,312)	197,622
Dreyfus Technology Growth	173,865	(275,917)	(102,052)	146,796	(358,657)	(211,861)
DWS Balanced VIP A5	52,390	(243,428)	(191,038)	73,030	(304,302)	(231,272)
DWS International VIP A6	19,926	(97,312)	(77,386)	32,818	(130,632)	(97,814)
Federated Capital Income	9,160	(44,266)	(35,106)	13,923	(49,010)	(35,087)
Federated High Income Bond	36,096	(101,085)	(64,989)	85,358	(150,436)	(65,078)
Federated International Equity	6,579	(36,465)	(29,886)	9,119	(37,550)	(28,431)
Fidelity Asset Manager	8,333	(13,953)	(5,620)	18,422	(11,193)	7,229
Fidelity Contrafund	361,740	(416,654)	(54,914)	419,017	(438,072)	(19,055)
Fidelity Equity Income	169,243	(104,968)	64,275	227,378	(81,215)	146,163
Fidelity Growth	375,521	(545,220)	(169,699)	579,668	(725,521)	(145,853)
Fidelity Growth & Income	138,518	(202,870)	(64,352)	145,425	(216,497)	(71,072)
Fidelity Growth Opportunities	44,121	(137,924)	(93,803)	58,412	(171,055)	(112,643)
Fidelity Mid-Cap Advisor[9]	251,434	(31,304)	220,130	58,391	(4,893)	53,498
Fidelity VIP Money Market Service Class	819,643	(809,970)	9,673	972,679	(838,995)	133,684
Franklin Flex Cap Growth Securities[9]	9,868	(12,743)	(2,875)	13,076	(170)	12,906
Franklin Income Securities Fund Class II	130,971	(33,824)	97,147	174,620	(15,389)	159,231
Franklin Small Cap Value Fund[9]	171,561	(31,054)	140,507	56,512	(6,609)	49,903
Franklin Small-Mid Cap Growth[10]	210,320	(677,370)	(467,050)	769,145	(260,468)	508,677
Franklin U.S. Government	260,818	(173,867)	86,951	230,229	(151,164)	79,065
ING JP Morgan Emerging Markets Equity 1[11]	3,525	(35,612)	(32,087)	7,172	(43,510)	(36,338)
ING Natural Resources	8,207	(24,361)	(16,154)	21,982	(25,301)	(3,319)
JP Morgan International Equity	138,140	(102,999)	35,141	209,999	(75,306)	134,693
JP Morgan Mid-Cap Value	128,912	(78,765)	50,147	212,182	(57,258)	154,924
JP Morgan US Large Cap Core Equity	43,551	(123,990)	(80,439)	54,487	(123,554)	(69,067)
Mutual Shares Securities	179,468	(91,877)	87,591	187,990	(73,193)	114,797
PIMCO All Assets Portfolio Advisor	8,846	(2,292)	6,554	18,517	(7,291)	11,226
PIMCO Commodity Fund Admin[9]	103,228	(43,586)	59,642	94,300	(7,973)	86,327
Pioneer Bond VCT Class I	39,144	(72,254)	(33,110)	5,447	(82,709)	(77,262)
Pioneer Emerging Markets VCT Class II	97,510	(22,790)	74,720	23,185	(4,777)	18,408
Pioneer Equity Income VCT Class II	132,764	(466,289)	(333,525)	507,853	(74,813)	433,040
Pioneer Fund VCT Class I	144,738	(367,374)	(222,636)	11,277	(486,807)	(475,530)

Symetra Separate Account C

Notes to Financial Statements

5.  CHANGES IN ACCUMULATION UNITS OUTSTANDING (Continued)

	2006			2005
Sub-Account	Units Issued	Units Redeemed	Increase (Decrease) in Units	Units Issued	Units Redeemed	Increase (Decrease) in Units
Spinnaker & Mainsail (Continued)
Pioneer Growth Opportunities VCT Class I	129,607	(444,236)	(314,629)	7,886	(484,562)	(476,676)
Pioneer High Yield VCT Class II	15,300	(4,173)	11,127	9,523	(1,385)	8,138
Pioneer Mid-Cap Value VCT Class I	62,993	(170,289)	(107,296)	4,150	(215,734)	(211,584)
Pioneer Money Market VCT Class I	75,065	(112,764)	(37,699)	72,349	(151,695)	(79,346)
Pioneer Real Estate VCT Class II7	72,302	(10,824)	61,478	-	-	-
Pioneer Small-Cap Value VCT Class I8	85,637	(160,779)	(75,142)	9,412	(196,224)	(186,812)
Pioneer Small-Cap Value VCT Class II	150,759	(149,549)	1,210	245,101	(29,492)	215,609
Pioneer Strategic Income VCT Class II	22,069	(9,260)	12,809	26,035	(670)	25,365
Templeton Developing Markets	107,573	(70,257)	37,316	116,444	(31,860)	84,584
Templeton Global Income Securities II9	25,561	(7,231)	18,330	37,926	(10,714)	27,212
Templeton Growth Securities	108,705	(47,883)	60,822	185,139	(50,824)	134,315
Wanger US Smaller Companies	181	(4,034)	(3,853)	148	(2,651)	(2,503)
Spinnaker Advisor
AIM Capital Appreciation I1	78,820	(20,202)	58,618	-	-	-
AIM Capital Appreciation II9	196	(96)	100	-	-	-
AIM Capital Development Series I	1,530	(47)	1,483	1,508	(2,161)	(653)
AIM Capital Development Series II2	6,074	(764)	5,310	-	-	-
AIM Global Healthcare[12]	2,919	(6,882)	(3,963)	1,369	(19,071)	(17,702)
AIM Global Real Estate[4]	22,760	(46,836)	(24,076)	80,484	(85,309)	(4,825)
AIM International Growth I	11,190	(3,144)	8,046	16,401	(5,341)	11,060
AIM International Growth II3	34,642	(4,807)	29,835	-	-	-
American Century Balanced	50,491	(116,054)	(65,563)	79,163	(93,042)	(13,879)
American Century Inflation Protection[9]	61,968	(29,060)	32,908	75,807	(5,956)	69,851
American Century International	77,643	(36,007)	41,636	21,136	(40,429)	(19,293)
American Century Large Company Value[9]	28,364	(6,010)	22,354	11,544	(6,102)	5,442
American Century Ultra	3,305	(2,227)	1,078	5,752	(2,186)	3,566
American Century Value	3,464	(10,216)	(6,752)	17,611	(11,867)	5,744
Dreyfus Appreciation	11,331	(61,966)	(50,635)	16,438	(66,388)	(49,950)
Dreyfus Midcap Stock	71,006	(195,458)	(124,452)	101,182	(279,970)	(178,788)
Dreyfus Quality Bond	13,873	(103,759)	(89,886)	39,083	(105,052)	(65,969)
Dreyfus Socially Responsible	6,414	(26,878)	(20,464)	5,961	(2,628)	3,333
Dreyfus Stock Index	84,404	(124,077)	(39,673)	141,655	(83,906)	57,749
Dreyfus Technology Growth	33,038	(54,143)	(21,105)	17,646	(43,691)	(26,045)
DWS Balanced VIP A5	15,343	(66,347)	(51,004)	19,675	(97,095)	(77,420)
DWS International VIP A6	1,613	(9,366)	(7,753)	1,096	(13,130)	(12,034)
Federated Capital Income	1,860	(4,058)	(2,198)	1,624	(2,723)	(1,099)
Federated High Income Bond	3,845	(59,579)	(55,734)	17,920	(58,671)	(40,751)
Fidelity Asset Manager	1,128	(1,615)	(487)	5,159	(3,485)	1,674
Fidelity Contrafund	39,587	(26,066)	13,521	84,902	(22,561)	62,341
Fidelity Equity Income	53,452	(30,361)	23,091	61,663	(16,008)	45,655
Fidelity Growth	45,426	(113,416)	(67,990)	110,754	(173,383)	(62,629)
Fidelity Growth & Income	21,145	(54,419)	(33,274)	26,476	(103,232)	(76,756)

Symetra Separate Account C

Notes to Financial Statements

5.  CHANGES IN ACCUMULATION UNITS OUTSTANDING (Continued)

	2006			2005
Sub-Account	Units Issued	Units Redeemed	Increase (Decrease) in Units	Units Issued	Units Redeemed	Increase (Decrease) in Units
Spinnaker Advisor (Continued)
Fidelity Growth Opportunities	4,395	(11,114)	(6,719)	1,492	(36,598)	(35,106)
Fidelity Mid-Cap Advisor[9]	58,234	(7,098)	51,136	9,276	(1,538)	7,738
Fidelity VIP Money Market Service Class[9]	483,059	(424,468)	58,591	314,338	(249,911)	64,427
Franklin Income Securities Fund Class II9	53,744	(17,386)	36,358	38,960	(1,846)	37,114
Franklin Small Cap Value Fund[9]	31,342	(20,884)	10,458	57,128	(19,706)	37,422
Franklin Small-Mid Cap Growth[10]	14,151	(90,009)	(75,858)	36,305	(112,630)	(76,325)
Franklin U.S. Government	57,061	(125,683)	(68,622)	125,117	(172,380)	(47,263)
ING Natural Resources	1,605	(18,636)	(17,031)	26,606	(6,439)	20,167
JP Morgan International Equity	29,504	(23,736)	5,768	82,974	(12,739)	70,235
JP Morgan Mid-Cap Value	39,323	(50,848)	(11,525)	102,670	(24,279)	78,391
JP Morgan US Large Cap Core Equity	16,839	(91,337)	(74,498)	22,719	(215,161)	(192,442)
Mutual Shares Securities	8,362	(24,973)	(16,611)	21,862	(3,573)	18,289
PIMCO All Assets Portfolio Advisor[9]	1,489	(1,450)	39	5,339	(139)	5,200
PIMCO Commodity Fund Admin[9]	33,806	(16,031)	17,775	49,866	(8,156)	41,710
Pioneer Bond VCT Class I	16,901	(40,416)	(23,515)	1,690	(63,673)	(61,983)
Pioneer Emerging Markets VCT Class II	18,320	(5,043)	13,277	21,203	(17,975)	3,228
Pioneer Equity Income VCT Class II	25,236	(6,433)	18,803	12,245	(920)	11,325
Pioneer Fund VCT Class I	10,322	(20,487)	(10,165)	510	(54,597)	(54,087)
Pioneer Growth Opportunities VCT Class I	17,635	(121,681)	(104,046)	268	(95,708)	(95,440)
Pioneer High Yield VCT Class II	3,387	-	3,387	1,784	-	1,784
Pioneer Mid-Cap Value VCT Class I	3,687	(17,181)	(13,494)	441	(24,107)	(23,666)
Pioneer Money Market VCT Class I	54,304	(14,857)	39,447	33,848	(95,821)	(61,973)
Pioneer Real Estate VCT Class II7	21,714	(488)	21,226	-	-	-
Pioneer Small-Cap Value VCT Class I8	14,073	(92,589)	(78,516)	(43)	(72,328)	(72,371)
Pioneer Small-Cap Value VCT Class II	43,278	(24,085)	19,193	65,812	(13,145)	52,667
Pioneer Strategic Income VCT Class II	2,792	(20,684)	(17,892)	35,151	(4,048)	31,103
Templeton Developing Markets	19,113	(17,124)	1,989	47,527	(11,838)	35,689
Templeton Global Income Securities II9	20,781	(5,067)	15,714	10,194	(2,155)	8,039
Templeton Growth Securities	7,336	(12,744)	(5,408)	10,203	(3,420)	6,783
Spinnaker with Enhanced Earnings Benefit ("EEB")
AIM Capital Development Series II2	42	-	42	-	-	-
AIM International Growth II3	40	-	40	-	-	-
American Century Balanced	68	-	68	-	-	-
American Century International	146	-	146	-	-	-
American Century Ultra	28	-	28	-	-	-
Dreyfus Stock Index	87	-	87	-	-	-
Fidelity Equity Income	37	-	37	-	-	-
Fidelity VIP Money Market Service Class[9]	136	(136)	-	-	-	-
Franklin U.S. Government	103	-	103	-	-	-

Symetra Separate Account C

Notes to Financial Statements

5.  CHANGES IN ACCUMULATION UNITS OUTSTANDING (Continued)

	2006			2005
Sub-Account	Units Issued	Units Redeemed	Increase (Decrease) in Units	Units Issued	Units Redeemed	Increase (Decrease) in Units
Spinnaker with Enhanced Earnings Benefit ("EEB") (Continued)
JP Morgan Mid-Cap Value	34	-	34	-	-	-
PIMCO Commodity Fund Admin[9]	32	-	32	-	-	-
Pioneer Real Estate VCT Class II7	30	-	30	-	-	-
Pioneer Small-Cap Value VCT Class II	36	-	36	-	-	-
Spinnaker with Guaranteed Minimum Death Benefit ("GMDB")
AIM Global Real Estate[4]	23	-	23	2	-	2
AIM International Growth I	-	-	-	2	-	2
AIM International Growth II3	126	-	126	-	-	-
American Century Balanced	33	-	33	6	-	6
American Century Inflation Protection[9]	-	-	-	2	-	2
American Century International	1	-	1	-	-	-
American Century Large Company Value[9]	26	-	26	-	-	-
Dreyfus Appreciation	79	-	79	-	-	-
Dreyfus Midcap Stock	30	-	30	5	-	5
Dreyfus Stock Index	4	-	4	7	-	7
Fidelity Contrafund	95	-	95	-	-	-
Fidelity Equity Income	3	-	3	5	-	5
Fidelity Growth	-	(5)	(5)	3	(4)	(1)
Fidelity Growth & Income	3	-	3	-	-	-
Fidelity Mid-Cap Advisor[9]	58	-	58	-	-	-
Fidelity VIP Money Market Service Class[9]	2,502	(1,916)	586	2,257	(2,037)	220
Franklin Income Securities Fund Class II9	28	-	28	650	-	650
Franklin Small Cap Value Fund[9]	81	-	81	-	-	-
JP Morgan International Equity	22	-	22	8	-	8
JP Morgan Mid-Cap Value	19	-	19	-	-	-
Mutual Shares Securities	-	-	-	564	-	564
PIMCO Commodity Fund Admin[9]	-	-	-	3	-	3
Pioneer Emerging Markets VCT Class II	661	-	661	-	-	-
Pioneer Equity Income VCT Class II	26	-	26	-	-	-
Pioneer Small-Cap Value VCT Class II	52	-	52	3	-	3
Templeton Growth Securities	-	-	-	563	-	563
Spinnaker Choice
AIM Capital Development Series II2	806	(1)	805	-	-	-
AIM Global Real Estate[4]	1,406	(2,909)	(1,503)	2,571	(18)	2,553
AIM International Growth I	2,105	(116)	1,989	1,156	-	1,156
AIM International Growth II3	29,896	(330)	29,566	-	-	-
American Century Balanced	18,505	(8,122)	10,383	4,382	(986)	3,396
American Century Inflation Protection[9]	3,037	(4,958)	(1,921)	2,909	(27)	2,882
American Century International	17,229	(1,446)	15,783	703	0	703
American Century Ultra	700	-	700	534	(266)	268

Symetra Separate Account C

Notes to Financial Statements

5.  CHANGES IN ACCUMULATION UNITS OUTSTANDING (Continued)

	2006			2005
Sub-Account	Units Issued	Units Redeemed	Increase (Decrease) in Units	Units Issued	Units Redeemed	Increase (Decrease) in Units
Spinnaker Choice (Continued)
American Century Value	1,004	-	1,004	635	(316)	319
Dreyfus Appreciation	344	-	344	2,060	(688)	1,372
Dreyfus Midcap Stock	5,572	(9,829)	(4,257)	10,149	(780)	9,369
Dreyfus Socially Responsible	4,297	(2,583)	1,714	-	-	-
Dreyfus Stock Index	12,355	(14,025)	(1,670)	19,984	(1,519)	18,465
Federated Capital Income	395	(3)	392	2,280	(813)	1,467
Federated High Income Bond	1,442	(9)	1,433	1,692	(649)	1,043
Fidelity Contrafund	10,015	-	10,015	1,567	(281)	1,286
Fidelity Equity Income	7,226	(9,663)	(2,437)	10,669	(81)	10,588
Fidelity Growth	3,082	(5,682)	(2,600)	4,407	(35)	4,372
Fidelity Growth & Income	39	-	39	14	-	14
Fidelity Mid-Cap Advisor[9]	5,498	(7)	5,491	261	-	261
Fidelity VIP Money Market Service Class[9]	184,050	(183,549)	501	119,323	(117,264)	2,059
Franklin Income Securities Fund Class II9	18,392	(184)	18,208	12,532	(2,284)	10,248
Franklin Small Cap Value Fund[9]	7,156	(156)	7,000	4,324	-	4,324
Franklin Small-Mid Cap Growth[10]	648	(843)	(195)	1,979	-	1,979
Franklin U.S. Government	52,501	(32,871)	19,630	16,618	(139)	16,479
JP Morgan International Equity	8,896	(19,432)	(10,536)	17,373	(563)	16,810
JP Morgan Mid-Cap Value	9,376	(150)	9,226	4,576	(572)	4,004
Mutual Shares Securities	5,850	(13)	5,837	2,020	(359)	1,661
PIMCO All Assets Portfolio Advisor	3,604	(2,153)	1,451	-	-	-
PIMCO Commodity Fund Admin[9]	4,227	(5,530)	(1,303)	3,886	(142)	3,744
Pioneer Emerging Markets VCT Class II	22,816	(122)	22,694	-	-	-
Pioneer High Yield VCT Class II	1,353	-	1,353	-	-	-
Pioneer Real Estate VCT Class II7	8,924	(182)	8,742	-	-	-
Pioneer Small-Cap Value VCT Class II	4,994	(3,883)	1,111	4,210	(407)	3,803
Pioneer Strategic Income VCT Class II	192	-	192	435	-	435
Templeton Developing Markets	13,154	(9)	13,145	4,103	(99)	4,004
Templeton Global Income Securities II9	2,161	(16)	2,145	-	-	-
Templeton Growth Securities	2,265	(37)	2,228	4,024	(383)	3,641
Spinnaker Choice with GMDB
AIM Global Real Estate[4]	174	(15)	159	195	-	195
AIM International Growth II3	555	-	555	-	-	-
American Century Balanced	-	-	-	-	-	-
American Century Inflation Protection[9]	-	(23)	(23)	305	-	305
American Century International	-	-	-	-	-	-
American Century Large Company Value[9]	-	-	-	-	-	-
American Century Ultra	560	-	560	-	-	-
American Century Value	-	-	-	-	-	-
Dreyfus Midcap Stock	-	(51)	(51)	664	-	664
Dreyfus Stock Index	-	(90)	(90)	1,172	-	1,172
Fidelity Equity Income	-	(68)	(68)	883	-	883
Fidelity Growth	528	(28)	500	374	-	374
Fidelity VIP Money Market Service Class[9]	2,311	(2,311)	-	10,082	(10,082)	-

Symetra Separate Account C

Notes to Financial Statements

5.  CHANGES IN ACCUMULATION UNITS OUTSTANDING (Continued)

	2006			2005
Sub-Account	Units Issued	Units Redeemed	Increase (Decrease) in Units	Units Issued	Units Redeemed	Increase (Decrease) in Units
Spinnaker Choice with GMDB (Continued)
Franklin Income Securities Fund Class II9	-	(3)	(3)	618	-	618
Franklin U.S. Government	-	(120)	(120)	1,565	-	1,565
JP Morgan International Equity	-	(110)	(110)	1,444	-	1,444
Mutual Shares Securities	-	-	-	564	-	564
PIMCO Commodity Fund Admin[9]	-	(29)	(29)	375	-	375
Pioneer Small-Cap Value VCT Class II	-	(21)	(21)	273	-	273
Templeton Global Income Securities II9	286	-	286	-	-	-
Templeton Growth Securities	-	-	-	558	-	558

  1  AIM Growth and AIM Aggressive Growth were reorganized into AIM Capital Appreciation I effective April 28, 2006.

  2  The commencement date was March 14, 2006. The 2006 activity is from that date through December 31, 2006, where applicable.

  3  The commencement date was March 14, 2006. The 2006 activity is from that date through December 31, 2006, where applicable.

  4  AIM Global Real Estate was known as AIM Real Estate Fund prior to July 3, 2006.

  5  DWS Balanced VIP A was known as Scudder Total Return prior to February 6, 2006 and Scudder Balanced prior to April 29, 2005.

  6  DWS International VIP A was known as Scudder International A prior to February 6, 2006.

  7  The commencement date was April 28, 2006. The 2006 activity is from that date through December 31, 2006, where applicable.

  8  Pioneer Small-Cap Value VCT Class I was known as Pioneer Small-Cap Value II VCT Class 1 prior to May 24, 2006.

  9  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

  10  Franklin Small-Mid Cap Growth Securities was known as Franklin Small Cap prior to April 29, 2005.

  11  ING JP Morgan Emerging Markets Equity I was known as ING Emerging Markets prior to December 2, 2005.

  12  AIM Global Health Care was known as AIM Health Sciences prior to January 1, 2006.

6.  ACCUMULATION UNIT VALUES

A summary of Unit values and Units outstanding for sub-accounts by variable annuity contracts, net investment income ratios, and expense ratios, excluding expenses of the underlying funds, for each of the five years in the period ended December 31 follows.

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
AIM Capital Appreciation I1
Spinnaker & Mainsail
2006	$9.878	969,657	$9,571,365	0.06%	1.40%	(1.22%)
Spinnaker Advisor
2006	$9.875	58,618	$578,878	0.05%	1.45%	(1.25%)
AIM Capital Appreciation II9
Spinnaker & Mainsail
2006	$12.216	9,992	$122,060	0.00%	1.40%	4.59%
2005	11.680	544	6,353	0.00%	1.40%	15.53%
Spinnaker Advisor
2006	$12.206	100	$1,215	0.00%	1.45%	22.06%
AIM Capital Development Series I
Spinnaker & Mainsail
2006	$18.192	17,782	$323,497	0.00%	1.40%	14.90%
2005	15.833	22,168	350,976	0.00%	1.40%	8.09%
2004	14.648	15,515	227,271	0.00%	1.40%	13.89%
2003	12.861	8,319	106,993	0.00%	1.40%	28.61%
Spinnaker Advisor
2006	$18.159	3,907	$70,946	0.00%	1.45%	14.85%
2005	15.811	2,424	38,328	0.00%	1.45%	8.03%
2004	14.636	3,077	45,039	0.00%	1.45%	13.84%
2003	12.857	1,864	23,964	0.00%	1.45%	28.57%

Symetra Separate Account C

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
AIM Capital Development Series II2
Spinnaker & Mainsail
2006	$10.592	49,390	$523,146	0.00%	1.40%	5.92%
Spinnaker Advisor
2006	$10.588	5,310	$56,225	0.00%	1.45%	5.88%
Spinnaker with EEB
2006	$10.580	42	$444	0.00%	1.55%	5.80%
Spinnaker Choice
2006	$10.580	805	$8,518	0.00%	1.55%	5.80%
AIM Global Healthcare
Spinnaker & Mainsail
2006	$13.910	55,602	$773,428	0.00%	1.40%	3.77%
2005	13.404	59,566	798,417	0.00%	1.40%	6.65%
2004	12.568	59,786	751,397	0.00%	1.40%	6.07%
2003	11.849	20,213	239,498	0.00%	1.40%	18.49%
Spinnaker Advisor
2006	$13.885	17,275	$239,852	0.00%	1.45%	3.73%
2005	13.386	21,238	284,286	0.00%	1.45%	6.59%
2004	12.558	38,940	488,992	0.00%	1.45%	6.02%
2003	11.845	17,566	208,075	0.00%	1.45%	18.45%
AIM Global Real Estate[4]
Spinnaker & Mainsail
2006	$32.292	506,920	$16,369,602	1.08%	1.40%	40.63%
2005	22.963	565,687	12,989,940	1.11%	1.40%	12.65%
2004	20.384	565,997	11,537,386	0.96%	1.40%	34.68%
2003	15.135	458,860	6,944,993	2.04%	1.40%	36.89%
2002	11.056	324,429	3,587,206	1.79%	1.40%	4.90%
Spinnaker Advisor
2006	$30.996	138,259	$4,285,482	1.05%	1.45%	40.56%
2005	22.052	162,335	3,579,864	1.09%	1.45%	12.60%
2004	19.585	167,160	3,273,907	0.93%	1.45%	34.61%
2003	14.550	147,163	2,141,165	2.15%	1.45%	36.83%
2002	10.634	88,514	941,309	1.57%	1.45%	4.85%
Spinnaker with GMDB
2006	$32.120	25	$804	2.28%	1.60%	40.34%
2005	22.887	2	36	3.61%	1.60%	12.43%
Spinnaker Choice
2006	$21.805	1,050	$22,886	0.61%	1.55%	40.41%
2005	15.529	2,553	39,651	3.20%	1.55%	12.49%
Spinnaker Choice with GMDB
2006	$21.689	354	$7,681	1.31%	1.75%	40.14%
2005	15.477	195	3,019	0.00%	1.75%	12.26%
AIM International Growth I
Spinnaker & Mainsail
2006	$23.084	97,993	$2,262,106	1.10%	1.40%	26.45%
2005	18.255	77,117	1,407,745	1.08%	1.40%	16.30%
2004	15.697	27,750	435,590	1.05%	1.40%	22.28%
2003	12.837	5,724	73,483	0.90%	1.40%	28.61%
Spinnaker Advisor
2006	$23.042	23,997	$552,941	1.15%	1.45%	26.40%
2005	18.230	15,951	290,789	1.00%	1.45%	16.23%
2004	15.684	4,891	76,706	0.64%	1.45%	22.22%
2003	12.833	657	8,438	0.12%	1.45%	28.57%

Symetra Separate Account C

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
AIM International Growth I (Continued)
Spinnaker with GMDB
2006	$22.961	2	$56	2.03%	1.60%	26.20%
2005	18.194	2	45	2.25%	1.60%	16.06%
Spinnaker Choice
2006	$17.303	3,145	$54,415	1.22%	1.55%	26.27%
2005	13.703	1,156	15,837	5.18%	1.55%	16.12%
AIM International Growth II3
Spinnaker & Mainsail
2006	$11.757	96,051	$1,129,294	1.80%	1.40%	17.57%
Spinnaker Advisor
2006	$11.753	29,835	$350,644	2.32%	1.45%	17.53%
Spinnaker with EEB
2006	$11.743	40	$463	2.56%	1.55%	17.43%
Spinnaker with GMDB
2006	$11.739	126	$1,479	1.33%	1.60%	17.39%
Spinnaker Choice
2006	$11.743	29,566	$347,198	4.25%	1.55%	17.43%
Spinnaker Choice with GMDB
2006	$11.725	555	$6,514	1.18%	1.75%	17.25%
American Century Balanced
Spinnaker & Mainsail
2006	$12.969	1,085,757	$14,081,101	1.96%	1.40%	8.10%
2005	11.997	1,198,113	14,373,763	1.80%	1.40%	3.48%
2004	11.593	1,222,473	14,172,673	1.62%	1.40%	8.24%
2003	10.710	1,212,429	12,985,131	2.49%	1.40%	17.80%
2002	9.092	1,101,699	10,015,893	2.78%	1.40%	(10.81%)
Spinnaker Advisor
2006	$11.170	328,237	$3,666,513	1.96%	1.45%	8.05%
2005	10.338	393,800	4,071,249	1.90%	1.45%	3.42%
2004	9.996	407,679	4,074,991	1.58%	1.45%	8.19%
2003	9.239	366,984	3,390,375	2.43%	1.45%	17.75%
2002	7.846	284,028	2,228,547	2.33%	1.45%	(10.86%)
Spinnaker with EEB
2006	$12.917	68	$872	0.00%	1.55%	29.17%
Spinnaker with GMDB
2006	$12.900	39	$505	0.38%	1.60%	7.89%
2005	11.957	6	71	0.00%	1.60%	3.27%
Spinnaker Choice
2006	$12.028	13,779	$165,743	0.79%	1.55%	7.93%
2005	11.144	3,396	37,843	0.44%	1.55%	3.33%
American Century Inflation Protection[9]
Spinnaker & Mainsail
2006	$9.959	103,527	$1,031,051	3.41%	1.40%	0.16%
2005	9.943	82,304	818,340	3.53%	1.40%	(0.33%)
Spinnaker Advisor
2006	$9.951	102,759	$1,022,533	3.36%	1.45%	0.11%
2005	9.940	69,851	694,282	3.67%	1.45%	(0.36%)
Spinnaker with GMDB
2006	$9.926	2	$22	4.79%	1.60%	(0.03%)
2005	9.929	2	21	4.20%	1.60%	(0.47%)
Spinnaker Choice
2006	$9.934	961	$9,547	3.64%	1.55%	0.01%
2005	9.933	2,882	28,624	3.93%	1.55%	(0.43%)
Spinnaker Choice with GMDB
2006	$9.901	282	$2,789	3.33%	1.75%	(0.18%)
2005	9.919	305	3,025	2.28%	1.75%	(0.57%)

Symetra Separate Account C

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
American Century International
Spinnaker & Mainsail
2006	$11.493	1,338,300	$15,381,851	1.58%	1.40%	23.29%
2005	9.322	1,360,594	12,683,528	1.20%	1.40%	11.68%
2004	8.347	1,553,840	12,969,472	0.55%	1.40%	13.33%
2003	7.365	1,598,479	11,773,492	0.74%	1.40%	22.77%
2002	5.999	1,645,762	9,871,793	0.79%	1.40%	(21.48%)
Spinnaker Advisor
2006	$9.297	168,186	$1,563,664	1.45%	1.45%	23.24%
2005	7.544	126,550	954,749	1.27%	1.45%	11.63%
2004	6.758	145,843	985,680	0.51%	1.45%	13.26%
2003	5.967	134,520	802,667	0.48%	1.45%	22.73%
2002	4.862	155,772	757,346	1.47%	1.45%	(21.52%)
Spinnaker with EEB
2006	$11.448	146	$1,665	0.00%	1.55%	14.48%
Spinnaker with GMDB
2006	$11.432	1	$12	0.00%	1.60%	14.32%
Spinnaker Choice
2006	$15.387	16,486	$253,665	0.30%	1.55%	23.12%
2005	12.498	703	8,789	0.00%	1.55%	11.52%
American Century Large Company Value[9]
Spinnaker & Mainsail
2006	$12.855	15,954	$205,085	0.01%	1.40%	18.12%
2005	10.883	9,304	101,254	3.05%	1.40%	7.49%
Spinnaker Advisor
2006	$12.844	27,796	$357,012	0.01%	1.45%	18.06%
2005	10.879	5,442	59,206	2.52%	1.45%	7.45%
Spinnaker with GMDB
2006	$12.812	26	$338	0.00%	1.60%	28.12%
American Century Ultra
Spinnaker & Mainsail
2006	$12.403	50,768	$629,663	0.00%	1.40%	(4.61%)
2005	13.003	34,098	443,386	0.00%	1.40%	0.75%
2004	12.906	25,283	326,316	0.00%	1.40%	9.13%
2003	11.826	10,781	127,500	0.00%	1.40%	18.26%
Spinnaker Advisor
2006	$12.380	10,575	$130,915	0.00%	1.45%	(4.67%)
2005	12.986	9,497	123,331	0.00%	1.45%	0.70%
2004	12.896	5,931	76,479	0.00%	1.45%	9.08%
2003	11.822	2,688	31,782	0.00%	1.45%	18.22%
Spinnaker with EEB
2006	$12.353	28	$349	0.00%	1.55%	23.53%
Spinnaker Choice
2006	$10.194	968	$9,863	0.00%	1.55%	(4.76%)
2005	10.703	268	2,871	0.00%	1.55%	0.59%
Spinnaker Choice with GMDB
2006	$10.140	560	$5,677	0.00%	1.75%	1.40%
American Century Value
Spinnaker & Mainsail
2006	$15.114	283,849	$4,290,154	1.31%	1.40%	17.01%
2005	12.917	262,245	3,387,395	0.72%	1.40%	3.58%
2004	12.471	160,794	2,005,263	0.63%	1.40%	12.75%
2003	11.061	48,090	531,946	0.56%	1.40%	27.17%
2002	8.698	12,888	112,105	0.00%	1.40%	(13.02%)

Symetra Separate Account C

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
American Century Value (Continued)
Spinnaker Advisor
2006	$15.079	34,921	$526,568	1.39%	1.45%	16.95%
2005	12.893	41,673	537,294	0.86%	1.45%	3.52%
2004	12.454	35,929	447,490	0.85%	1.45%	12.69%
2003	11.052	22,712	251,018	0.47%	1.45%	27.11%
2002	8.695	3,723	32,374	0.00%	1.45%	(13.05%)
Spinnaker Choice
2006	$13.194	1,323	$17,461	0.84%	1.55%	16.83%
2005	11.293	319	3,607	0.00%	1.55%	3.43%
Dreyfus Appreciation
Spinnaker & Mainsail
2006	$10.564	588,189	$6,213,951	1.62%	1.40%	14.86%
2005	9.197	688,026	6,328,006	0.02%	1.40%	2.93%
2004	8.935	749,658	6,698,484	1.67%	1.40%	3.58%
2003	8.626	734,819	6,338,819	1.50%	1.40%	19.49%
2002	7.219	653,722	4,719,229	1.35%	1.40%	(17.88%)
Spinnaker Advisor
2006	$10.087	156,758	$1,581,263	1.62%	1.45%	14.81%
2005	8.786	207,393	1,822,225	0.02%	1.45%	2.88%
2004	8.540	257,343	2,197,812	1.74%	1.45%	3.53%
2003	8.249	247,272	2,039,790	1.52%	1.45%	19.43%
2002	6.907	202,986	1,401,979	1.47%	1.45%	(17.92%)
Spinnaker with GMDB
2006	$10.508	79	$826	0.00%	1.60%	5.08%
Spinnaker Choice
2006	$12.127	1,716	$20,812	1.51%	1.55%	14.69%
2005	10.574	1,372	14,504	0.01%	1.55%	2.78%
Dreyfus Midcap Stock
Spinnaker & Mainsail
2006	$13.948	1,268,984	$17,700,047	0.38%	1.40%	6.25%
2005	13.127	1,479,224	19,417,586	0.03%	1.40%	7.66%
2004	12.193	1,459,796	17,799,339	0.41%	1.40%	12.88%
2003	10.802	1,282,150	13,849,504	0.31%	1.40%	29.89%
2002	8.316	1,032,227	8,583,864	0.30%	1.40%	(13.71%)
Spinnaker Advisor
2006	$12.909	508,133	$6,559,563	0.38%	1.45%	6.20%
2005	12.155	632,585	7,689,094	0.03%	1.45%	7.60%
2004	11.296	811,373	9,165,237	0.40%	1.45%	12.82%
2003	10.012	780,031	7,809,734	0.30%	1.45%	29.82%
2002	7.712	707,712	5,457,717	0.33%	1.45%	(13.76%)
Spinnaker with GMDB
2006	$13.874	35	$478	0.00%	1.60%	6.05%
2005	13.083	5	65	0.00%	1.60%	7.44%
Spinnaker Choice
2006	$12.919	5,112	$66,050	0.45%	1.55%	6. 09%
2005	12.177	9,369	114,088	0.00%	1.55%	7.49%
Spinnaker Choice with GMDB
2006	$12.851	613	$7,885	0.38%	1.75%	5.89%
2005	12.136	664	8,061	0.00%	1.75%	7.28%
Dreyfus Quality Bond
Spinnaker & Mainsail
2006	$13.263	441,156	$5,850,919	4.59%	1.40%	2.79%
2005	12.903	528,321	6,816,863	3.60%	1.40%	1.06%
2004	12.768	486,878	6,216,345	4.15%	1.40%	1.93%
2003	12.526	381,551	4,779,414	4.01%	1.40%	3.48%
2002	12.105	264,406	3,200,627	5.10%	1.40%	6.27%

Symetra Separate Account C

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
Dreyfus Quality Bond (Continued)
Spinnaker Advisor
2006	$12.834	203,984	$2,617,952	4.61%	1.45%	2.74%
2005	12.492	293,870	3,671,049	3.59%	1.45%	1.01%
2004	12.367	359,839	4,450,281	4.02%	1.45%	1.87%
2003	12.140	446,324	5,418,192	3.95%	1.45%	3.43%
2002	11.737	426,465	5,005,521	5.07%	1.45%	6.22%
Dreyfus Socially Responsible
Spinnaker & Mainsail
2006	$6.748	406,047	$2,739,899	0.11%	1.40%	7.69%
2005	6.266	440,102	2,757,643	0.00%	1.40%	2.19%
2004	6.132	521,728	3,199,367	0.39%	1.40%	4.73%
2003	5.855	520,059	3,045,079	0.12%	1.40%	24.26%
2002	4.712	471,714	2,222,424	0.23%	1.40%	(29.94%)
Spinnaker Advisor
2006	$6.353	54,491	$346,219	0.11%	1.45%	7.62%
2005	5.903	74,955	442,446	0.00%	1.45%	2.13%
2004	5.780	71,622	413,959	0.40%	1.45%	4.69%
2003	5.521	69,524	383,879	0.12%	1.45%	24.19%
2002	4.446	59,992	266,681	0.30%	1.45%	(29.97%)
Spinnaker Choice
2006	$11.496	1,714	$19,700	0.05%	1.55%	14.96%
Dreyfus Stock Index
Spinnaker & Mainsail
2006	$15.429	772,261	$11,915,429	1.47%	1.40%	13.61%
2005	13.581	611,054	8,298,609	1.44%	1.40%	2.99%
2004	13.187	413,432	5,451,916	1.68%	1.40%	8.81%
2003	12.119	163,869	1,985,882	1.12%	1.40%	21.19%
Spinnaker Advisor
2006	$15.401	377,730	$5,817,440	1.41%	1.45%	13.55%
2005	13.563	417,403	5,661,100	1.41%	1.45%	2.94%
2004	13.176	359,654	4,738,784	1.51%	1.45%	8.76%
2003	12.115	259,374	3,142,228	1.03%	1.45%	21.15%
Spinnaker with EEB
2006	$15.367	87	$1,337	2.57%	1.55%	53.67%
Spinnaker with GMDB
2006	$15.347	11	$168	1.80%	1.60%	13.14%
2005	13.565	7	93	2.43%	1.60%	2.78%
Spinnaker Choice
2006	$12.669	16,795	$212,775	1.43%	1.55%	13.44%
2005	11.168	18,465	206,214	2.16%	1.55%	2.84%
Spinnaker Choice with GMDB
2006	$12.602	1,082	$13,639	1.40%	1.75%	13.22%
2005	11.131	1,172	13,048	28.57%	1.75%	2.63%
Dreyfus Technology Growth
Spinnaker & Mainsail
2006	$3.985	740,251	$2,949,733	0.00%	1.40%	2.87%
2005	3.874	842,303	3,262,863	0.00%	1.40%	2.35%
2004	3.785	1,054,164	3,989,941	0.00%	1.40%	(0.94%)
2003	3.821	1,125,418	4,300,034	0.00%	1.40%	48.85%
2002	2.567	764,137	1,960,612	0.00%	1.40%	(40.25%)
Spinnaker Advisor
2006	$3.616	140,847	$509,317	0.00%	1.45%	2.81%
2005	3.517	161,952	569,601	0.00%	1.45%	2.30%
2004	3.438	187,997	646,364	0.00%	1.45%	(1.01%)
2003	3.473	188,568	654,806	0.00%	1.45%	48.80%
2002	2.334	97,481	227,429	0.00%	1.45%	(40.28%)

Symetra Separate Account C

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
DWS Balanced VIP A5
Spinnaker & Mainsail
2006	$23.818	859,775	$20,478,148	2.59%	1.40%	8.71%
2005	21.909	1,050,813	23,021,845	3.15%	1.40%	2.68%
2004	21.338	1,282,085	27,357,121	2.44%	1.40%	16.30%
2003	20.322	1,518,848	30,865,880	2.44%	1.40%	16.30%
2002	17.474	1,681,001	29,371,319	2.83%	1.40%	(16.26%)
Spinnaker Advisor
2006	$9.935	240,085	$2,385,261	2.61%	1.45%	8.66%
2005	9.143	291,089	2,661,468	3.09%	1.45%	2.63%
2004	8.909	368,509	3,283,213	1.87%	1.45%	4.95%
2003	8.489	452,475	3,841,251	2.39%	1.45%	16.24%
2002	7.303	443,566	3,239,384	3.06%	1.45%	(16.30%)
DWS International VIP A6
Spinnaker & Mainsail
2006	$21.761	428,469	$9,323,933	1.89%	1.40%	24.16%
2005	17.526	505,855	8,865,389	1.63%	1.40%	14.56%
2004	15.299	603,699	9,235,249	0.78%	1.40%	25.98%
2003	13.314	727,804	9,689,786	0.78%	1.40%	25.98%
2002	10.568	845,620	8,936,094	0.87%	1.40%	(19.51%)
Spinnaker Advisor
2006	$10.234	39,250	$401,701	1.99%	1.45%	24. 09%
2005	8.247	47,003	387,616	1.76%	1.45%	14.51%
2004	7.202	59,037	425,204	1.32%	1.45%	14.85%
2003	6.271	61,474	385,501	1.69%	1.45%	25.92%
2002	4.980	59,591	296,761	0.80%	1.45%	(19.55%)
Federated Capital Income
Spinnaker & Mainsail
2006	$15.062	182,071	$2,742,438	5.93%	1.40%	14.04%
2005	13.208	217,177	2,868,486	5.37%	1.40%	4.81%
2004	12.602	252,264	3,178,995	4.56%	1.40%	8.39%
2003	11.626	285,589	3,320,329	6.42%	1.40%	19.00%
2002	9.770	300,824	2,938,890	5.77%	1.40%	(25.01%)
Spinnaker Advisor
2006	$8.993	15,500	$139,390	6.21%	1.45%	13.99%
2005	7.889	17,698	139,624	5.08%	1.45%	4.75%
2004	7.531	18,797	141,557	4.02%	1.45%	8.33%
2003	6.952	19,578	136,096	6.54%	1.45%	18.94%
2002	5.845	20,742	121,225	4.76%	1.45%	(25.04%)
Spinnaker Choice
2006	$12.994	1,859	$24,157	5.72%	1.55%	13.86%
2005	11.412	1,467	16,739	1.67%	1.55%	4.66%
Federated High Income Bond
Spinnaker & Mainsail
2006	$16.276	265,091	$4,314,544	9.01%	1.40%	9.27%
2005	14.895	330,080	4,916,510	8.68%	1.40%	1.24%
2004	14.713	395,158	5,814,109	7.23%	1.40%	8.92%
2003	13.508	410,718	5,548,087	7.25%	1.40%	20.52%
2002	11.208	385,601	4,321,935	10.24%	1.40%	(0.03%)
Spinnaker Advisor
2006	$13.334	87,156	$1,162,120	8.77%	1.45%	9.21%
2005	12.209	142,890	1,744,488	8.82%	1.45%	1.19%
2004	12.066	183,641	2,215,789	7.16%	1.45%	8.87%
2003	11.083	190,381	2,110,024	2.18%	1.45%	20.46%
2002	9.201	37,610	346,041	9.13%	1.45%	(0.07%)

Symetra Separate Account C

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
Federated High Income Bond (Continued)
Spinnaker Choice
2006	$11.807	2,476	$29,231	8.80%	1.55%	9.11%
2005	10.821	1,043	11,289	0.00%	1.55%	1.07%
Federated International Equity
Spinnaker & Mainsail
2006	$20.220	119,017	$2,406,534	0.20%	1.40%	17.24%
2005	17.246	148,903	2,568,030	0.00%	1.40%	7.57%
2004	16.033	177,334	2,843,233	0.00%	1.40%	12.47%
2003	14.255	217,487	3,100,242	0.00%	1.40%	30.03%
2002	10.963	254,400	2,788,711	0.00%	1.40%	(23.84%)
Fidelity Asset Manager
Spinnaker & Mainsail
2006	$12.628	29,800	$376,316	2.91%	1.40%	5.82%
2005	11.933	35,420	422,650	2.25%	1.40%	2.61%
2004	11.630	28,191	327,853	1.87%	1.40%	4.00%
2003	11.183	11,609	129,818	0.00%	1.40%	11.83%
Spinnaker Advisor
2006	$12.605	9,952	$125,451	2.68%	1.45%	5.77%
2005	11.917	10,439	124,402	2.35%	1.45%	2.56%
2004	11.620	8,765	101,849	1.43%	1.45%	3.94%
2003	11.179	1,707	19,082	0.00%	1.45%	11.79%
Fidelity Contrafund
Spinnaker & Mainsail
2006	$18.103	1,906,667	$34,515,973	1.30%	1.40%	10.17%
2005	16.432	1,961,581	32,232,130	0.28%	1.40%	15.32%
2004	14.249	1,980,636	28,222,366	0.33%	1.40%	13.86%
2003	12.514	1,979,136	24,766,390	0.47%	1.40%	26.68%
2002	9.878	2,073,995	20,487,180	0.86%	1.40%	(10.61%)
Spinnaker Advisor
2006	$17.914	108,759	$1,948,330	1.33%	1.45%	10.11%
2005	16.269	95,238	1,549,400	0.14%	1.45%	15.26%
2004	14.115	32,897	464,307	0.21%	1.45%	13.81%
2003	12.402	10,518	130,455	0.00%	1.45%	24.02%
Spinnaker with GMDB
2006	$18.006	95	$1,715	1.47%	1.60%	80.06%
Spinnaker Choice
2006	$14.067	11,301	$158,968	1.31%	1.55%	10.00%
2005	12.788	1,286	16,446	0.00%	1.55%	15.14%
Fidelity Equity Income
Spinnaker & Mainsail
2006	$17.133	567,597	$9,724,716	3.36%	1.40%	18.53%
2005	14.455	503,322	7,275,366	1.42%	1.40%	4.40%
2004	13.846	357,159	4,945,108	0.96%	1.40%	9.98%
2003	12.590	130,138	1,638,406	0.00%	1.40%	25.90%
Spinnaker Advisor
2006	$17.101	113,236	$1,936,542	3.48%	1.45%	18.47%
2005	14.435	90,145	1,301,272	1.08%	1.45%	4.34%
2004	13.834	44,490	615,479	1.26%	1.45%	9.92%
2003	12.586	25,468	320,523	0.00%	1.45%	25.86%
Spinnaker with EEB
2006	$17.064	37	$629	7.86%	1.55%	70.64%
Spinnaker with GMDB
2006	$17.042	8	$135	3.21%	1.60%	18.30%
2005	14.406	5	79	0.00%	1.60%	4.19%

Symetra Separate Account C

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
Fidelity Equity Income (Continued)
Spinnaker Choice
2006	$13.538	8,151	$110,344	3.15%	1.55%	18.35%
2005	11.439	10,588	121,111	0.00%	1.55%	4.25%
Spinnaker Choice with GMDB
2006	$13.466	815	$10,976	3.29%	1.75%	18.12%
2005	11.400	883	10,066	0.00%	1.75%	4.04%
Fidelity Growth
Spinnaker & Mainsail
2006	$7.072	2,440,339	$17,258,078	0.39%	1.40%	5.36%
2005	6.712	2,610,038	17,517,489	0.50%	1.40%	4.34%
2004	6.433	2,755,891	17,728,264	0.25%	1.40%	1.93%
2003	6.311	2,605,121	16,439,813	0.25%	1.40%	31.02%
2002	4.817	2,329,179	11,217,708	0.24%	1.40%	(31.08%)
Spinnaker Advisor
2006	$6.694	479,926	$3,212,845	0.40%	1.45%	5.32%
2005	6.356	547,916	3,482,799	0.51%	1.45%	4.27%
2004	6.096	610,545	3,721,464	0.26%	1.45%	1.89%
2003	5.983	597,866	3,576,813	0.26%	1.45%	30.94%
2002	4.569	534,070	2,439,789	0.20%	1.45%	(31.12%)
Spinnaker with GMDB
2006	$7.034	416	$2,925	0.39%	1.60%	5.16%
2005	6.689	421	2,816	0.49%	1.60%	4.13%
2004	6.424	422	2,714	0.00%	1.60%	3.12%
Spinnaker Choice
2006	$11.317	1,772	$20,059	0.48%	1.55%	5.22%
2005	10.756	4,372	47,026	0.00%	1.55%	4.17%
Spinnaker Choice with GMDB
2006	$11.257	874	$9,843	0.21%	1.75%	5.01%
2005	10.720	374	4,012	0.00%	1.75%	3.97%
Fidelity Growth & Income
Spinnaker & Mainsail
2006	$11.003	721,884	$7,943,075	0.89%	1.40%	11.60%
2005	9.859	786,236	7,751,213	1.52%	1.40%	6.15%
2004	9.288	857,308	7,962,745	0.84%	1.40%	4.32%
2003	8.903	800,380	7,125,955	0.99%	1.40%	22.06%
2002	7.294	576,686	4,206,221	1.27%	1.40%	(17.78%)
Spinnaker Advisor
2006	$10.610	256,553	$2,721,961	0.93%	1.45%	11.56%
2005	9.511	289,827	2,756,482	1.68%	1.45%	6.09%
2004	8.965	366,583	3,286,357	0.88%	1.45%	4.27%
2003	8.598	384,126	3,302,583	1.03%	1.45%	21.99%
2002	7.048	286,443	2,018,548	1.03%	1.45%	(17.81%)
Spinnaker with GMDB
2006	$10.945	3	$34	0.00%	1.60%	9.45%
Spinnaker Choice
2006	$12.449	53	$656	0.51%	1.55%	11.44%
2005	11.171	14	152	0.00%	1.55%	5.99%
Fidelity Growth Opportunities
Spinnaker & Mainsail
2006	$9.296	599,770	$5,575,599	0.73%	1.40%	3.99%
2005	8.939	693,573	6,199,888	0.95%	1.40%	7.38%
2004	8.325	806,216	6,711,347	0.56%	1.40%	5.70%
2003	7.876	911,889	7,181,818	0.77%	1.40%	28.07%
2002	6.150	942,740	5,790,857	1.09%	1.40%	(22.92%)

Symetra Separate Account C

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
Fidelity Growth Opportunities (Continued)
Spinnaker Advisor
2006	$8.274	42,482	$351,501	0.68%	1.45%	3.94%
2005	7.960	49,201	391,648	1.04%	1.45%	7.32%
2004	7.417	84,307	625,276	0.53%	1.45%	5.66%
2003	7.020	85,118	597,562	0.69%	1.45%	28.01%
2002	5.484	70,291	385,463	1.00%	1.45%	(22.98%)
Fidelity Mid-Cap Advisor[9]
Spinnaker & Mainsail
2006	$13.505	273,628	$3,695,256	0.09%	1.40%	10.85%
2005	12.183	53,498	651,791	0.00%	1.40%	21.27%
Spinnaker Advisor
2006	$13.493	58,874	$794,403	0.07%	1.45%	10.79%
2005	12.179	7,738	94,247	0.00%	1.45%	21.23%
Spinnaker with GMDB
2006	$13.460	58	$774	0.00%	1.60%	34.60%
Spinnaker Choice
2006	$13.471	5,752	$77,485	0.02%	1.55%	10.68%
2005	12.171	261	3,173	0.00%	1.55%	21.15%
Fidelity VIP Money Market Service Class[9]
Spinnaker & Mainsail
2006	$10.457	161,990	$1,693,935	4.59%	1.40%	3.17%
2005	10.136	152,317	1,543,951	2.93%	1.40%	1.34%
2004	10.002	18,633	186,360	0.12%	1.40%	0.02%
Spinnaker Advisor
2006	$10.446	127,618	$1,333,127	4.81%	1.45%	3.11%
2005	10.131	69,027	699,314	2.86%	1.45%	1.30%
2004	10.001	4,600	46,006	0.12%	1.45%	0.01%
Spinnaker with GMDB
2006	$10.414	806	$8,396	4.37%	1.60%	2.96%
2005	10.115	220	2,221	2.93%	1.60%	1.15%
Spinnaker Choice
2006	$10.425	2,560	$26,677	5.27%	1.55%	3.01%
2005	10.120	2,059	20,841	2.82%	1.55%	1.20%
Franklin Flex Cap Growth Securities[9]
Spinnaker & Mainsail
2006	$11.663	10,031	$116,989	0.01%	1.40%	3.74%
2005	11.242	12,906	145,084	0.26%	1.40%	11.71%
Franklin Income Securities Fund Class II9
Spinnaker & Mainsail
2006	$11.984	256,378	$3,072,359	3.31%	1.40%	16.61%
2005	10.277	159,231	1,636,479	3.91%	1.40%	0.19%
2004	10.257	-	-	0.00%	1.40%	2.57%
Spinnaker Advisor
2006	$11.971	73,472	$879,561	3.39%	1.45%	16.54%
2005	10.272	37,114	381,227	4.03%	1.45%	0.15%
2004	10.257	-	-	0.00%	1.45%	2.57%
Spinnaker with GMDB
2006	$11.934	678	$8,092	3.65%	1.60%	16.37%
2005	10.255	650	6,666	6.10%	1.60%	(0.01%)
Spinnaker Choice
2006	$11.946	28,456	$339,950	4.08%	1.55%	16.42%
2005	10.261	10,248	105,156	1.57%	1.55%	0.05%
Spinnaker Choice with GMDB
2006	$11.897	615	$7,318	3.58%	1.75%	16.19%
2005	10.239	618	6,328	0.00%	1.75%	(0.15%)

Symetra Separate Account C

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
Franklin Small Cap Value Fund[9]
Spinnaker & Mainsail
2006	$13.170	190,410	$2,507,738	0.60%	1.40%	15.35%
2005	11.417	49,903	569,725	0.56%	1.40%	13.48%
Spinnaker Advisor
2006	$13.159	47,880	$630,058	0.51%	1.45%	15.30%
2005	11.413	37,422	427,093	0.40%	1.45%	13.44%
Spinnaker with GMDB
2006	$13.126	81	$1,057	1.01%	1.60%	31.26%
Spinnaker Choice
2006	$13.137	11,324	$148,765	0.45%	1.55%	15.19%
2005	11.405	4,324	49,320	0.00%	1.55%	13.36%
Franklin Small-Mid Cap Growth[10]
Spinnaker & Mainsail
2006	$8.185	735,170	$6,017,731	0.00%	1.40%	7.18%
2005	7.637	1,202,220	9,180,922	0.00%	1.40%	3.34%
2004	7.390	693,543	5,125,413	0.00%	1.40%	9.92%
2003	6.723	690,155	4,640,008	0.00%	1.40%	35.33%
2002	4.968	537,973	2,672,179	0.25%	1.40%	(29.67%)
Spinnaker Advisor
2006	$7.497	116,867	$876,179	0.00%	1.45%	7.13%
2005	6.998	192,725	1,348,684	0.00%	1.45%	3.28%
2004	6.776	269,050	1,822,948	0.00%	1.45%	9.88%
2003	6.167	223,380	1,377,593	0.00%	1.45%	35.27%
2002	4.559	158,097	720,700	0.40%	1.45%	(29.71%)
Spinnaker Choice
2006	$11.902	1,784	$21,234	0.00%	1.55%	7.02%
2005	11.121	1,979	22,008	0.00%	1.55%	3.18%
Franklin U.S. Government
Spinnaker & Mainsail
2006	$13.282	741,963	$9,854,546	4.37%	1.40%	2.58%
2005	12.948	655,012	8,481,266	4.20%	1.40%	0.98%
2004	12.822	575,947	7,384,699	4.97%	1.40%	2.04%
2003	12.566	492,680	6,191,158	5.31%	1.40%	0.79%
2002	12.468	365,815	4,560,976	5.06%	1.40%	8.25%
Spinnaker Advisor
2006	$12.791	482,575	$6,172,446	4.36%	1.45%	2.52%
2005	12.476	551,197	6,876,576	4.36%	1.45%	0.94%
2004	12.360	598,460	7,397,652	4.96%	1.45%	1.98%
2003	12.120	624,784	7,572,688	6.62%	1.45%	0.74%
2002	12.031	689,681	8,297,590	5.35%	1.45%	8.19%
Spinnaker with EEB
2006	$13.229	103	$1,362	0.00%	1.55%	32.29%
Spinnaker Choice
2006	$10.600	36,109	$382,752	3.65%	1.55%	2.43%
2005	10.349	16,479	170,540	1.65%	1.55%	0.83%
Spinnaker Choice with GMDB
2006	$10.543	1,445	$15,237	4.43%	1.75%	2.21%
2005	10.315	1,565	16,143	0.00%	1.75%	0.63%
ING JP Morgan Emerging Markets Equity 1[11]
Spinnaker & Mainsail
2006	$19.972	131,382	$2,623,971	0.64%	1.40%	34.29%
2005	14.872	163,469	2,431,066	0.71%	1.40%	32.99%
2004	11.183	199,807	2,234,359	0.86%	1.40%	20.02%
2003	9.318	220,067	2,050,522	0.00%	1.40%	45.16%
2002	6.419	243,879	1,565,173	0.00%	1.40%	(10.59%)

Symetra Separate Account C

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
ING Natural Resources
Spinnaker & Mainsail
2006	$30.101	90,613	$2,727,542	0.00%	1.40%	20.04%
2005	25.075	106,767	2,677,217	0.04%	1.40%	40.87%
2004	17.800	110,086	1,959,393	1.01%	1.40%	11.10%
2003	16.022	113,256	1,814,604	0.00%	1.40%	28.71%
2002	12.448	125,887	1,566,996	0.17%	1.40%	(3.46%)
Spinnaker Advisor
2006	$25.758	10,004	$257,680	0.00%	1.45%	19.98%
2005	21.468	27,035	580,395	0.05%	1.45%	40.80%
2004	15.247	6,868	104,707	0.80%	1.45%	11.04%
2003	13.731	3,147	43,216	0.00%	1.45%	37.31%
JP Morgan International Equity
Spinnaker & Mainsail
2006	$20.362	464,107	$9,450,305	1.06%	1.40%	20.35%
2005	16.919	428,966	7,257,856	0.79%	1.40%	9.15%
2004	15.500	294,273	4,561,169	0.47%	1.40%	16.73%
2003	13.279	111,176	1,476,331	0.00%	1.40%	32.79%
Spinnaker Advisor
2006	$20.325	102,274	$2,078,724	1.04%	1.45%	20.29%
2005	16.897	96,506	1,630,643	0.42%	1.45%	9.10%
2004	15.487	26,271	406,858	0.40%	1.45%	16.66%
2003	13.275	8,405	111,579	0.00%	1.45%	32.75%
Spinnaker with GMDB
2006	$20.254	30	$603	0.59%	1.60%	20.11%
2005	16.863	8	132	0.00%	1.60%	8.94%
Spinnaker Choice
2006	$15.198	6,274	$95,360	1.34%	1.55%	20.17%
2005	12.647	16,810	212,603	0.03%	1.55%	8.99%
Spinnaker Choice with GMDB
2006	$15.117	1,334	$20,161	1.06%	1.75%	19.93%
2005	12.605	1,444	18,206	0.00%	1.75%	8.78%
JP Morgan Mid-Cap Value
Spinnaker & Mainsail
2006	$18.219	357,762	$6,518,179	0.59%	1.40%	15.22%
2005	15.812	307,615	4,864,142	0.17%	1.40%	7.70%
2004	14.682	152,691	2,241,825	0.20%	1.40%	19.38%
2003	12.299	42,121	518,055	0.00%	1.40%	22.99%
Spinnaker Advisor
2006	$18.186	97,696	$1,776,693	0.53%	1.45%	15.17%
2005	15.791	109,221	1,724,751	0.13%	1.45%	7.64%
2004	14.670	30,830	452,273	0.22%	1.45%	19.32%
2003	12.295	13,268	163,135	0.00%	1.45%	22.95%
Spinnaker with EEB
2006	$18.146	34	$618	0.00%	1.55%	81.46%
Spinnaker with GMDB
2006	$18.122	19	$352	0.00%	1.60%	81.22%
Spinnaker Choice
2006	$14.166	13,230	$187,424	0.39%	1.55%	15.05%
2005	12.313	4,004	49,299	0.00%	1.55%	7.54%

Symetra Separate Account C

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
JP Morgan US Large Cap Core Equity
Spinnaker & Mainsail
2006	$9.058	337,181	$3,054,407	1.02%	1.40%	14.95%
2005	7.880	417,620	3,290,769	1.26%	1.40%	(0.05%)
2004	7.884	486,687	3,837,080	0.78%	1.40%	7.96%
2003	7.303	507,522	3,706,234	0.76%	1.40%	26.37%
2002	5.779	524,722	3,032,097	0.05%	1.40%	(25.67%)
Spinnaker Advisor
2006	$8.768	393,426	$3,449,744	0.99%	1.45%	14.90%
2005	7.631	467,924	3,570,828	1.31%	1.45%	(0.10%)
2004	7.639	660,366	5,044,646	0.79%	1.45%	7.91%
2003	7.079	756,835	5,357,848	0.80%	1.45%	26.30%
2002	5.605	932,299	5,225,230	0.05%	1.45%	(25.71%)
Mutual Shares Securities
Spinnaker & Mainsail
2006	$14.787	512,957	$7,585,022	1.34%	1.40%	16.75%
2005	12.666	425,366	5,387,871	0.90%	1.40%	9.02%
2004	11.618	310,569	3,608,245	0.75%	1.40%	11.06%
2003	10.461	184,787	1,933,031	2.15%	1.40%	23.40%
2002	8.477	78,176	662,657	0.08%	1.40%	(15.23%)
Spinnaker Advisor
2006	$14.752	34,647	$511,123	1.44%	1.45%	16.68%
2005	12.643	51,258	648,060	0.81%	1.45%	8.96%
2004	11.603	32,969	382,531	0.73%	1.45%	11.01%
2003	10.452	29,333	306,587	1.28%	1.45%	23.34%
2002	8.474	14,954	126,717	0.00%	1.45%	(15.26%)
Spinnaker with GMDB
2006	$14.708	802	$11,792	1.31%	1.60%	16.51%
2005	12.624	802	10,125	1.26%	1.60%	8.80%
2004	11.603	238	2,766	0.00%	1.60%	9.16%
Spinnaker Choice
2006	$13.855	7,498	$103,880	0.63%	1.55%	16.57%
2005	11.886	1,661	19,744	1.11%	1.55%	8.86%
Spinnaker Choice with GMDB
2006	$13.782	564	$7,768	1.31%	1.75%	16.33%
2005	11.847	564	6,676	0.00%	1.75%	8.65%
PIMCO All Assets Portfolio Advisor[9]
Spinnaker & Mainsail
2006	$10.751	17,780	$191,160	5.90%	1.40%	3.11%
2005	10.427	11,226	117,045	5.73%	1.40%	4.19%
Spinnaker Advisor
2006	$10.742	5,239	$56,279	5.29%	1.45%	3.06%
2005	10.423	5,200	54,204	4.27%	1.45%	4.15%
Spinnaker Choice
2006	$10.724	1,451	$15,555	6.95%	1.55%	7.24%
PIMCO Commodity Fund Admin[9]
Spinnaker & Mainsail
2006	$10.461	145,969	$1,526,963	5.22%	1.40%	(4.44%)
2005	10.947	86,327	945,040	2.27%	1.40%	10.35%
Spinnaker Advisor
2006	$10.452	59,485	$621,744	5.16%	1.45%	(4.50%)
2005	10.944	41,710	456,452	1.94%	1.45%	10.32%
Spinnaker with EEB
2006	$10.435	32	$329	14.46%	1.55%	4.35%

Symetra Separate Account C

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
PIMCO Commodity Fund Admin[9] (Continued)
Spinnaker with GMDB
2006	$10.426	3	$35	5.68%	1.60%	(4.64%)
2005	10.933	3	36	2.83%	1.60%	10.21%
Spinnaker Choice
2006	$10.435	2,441	$25,473	4.03%	1.55%	(4.58%)
2005	10.936	3,744	40,942	2.59%	1.55%	10.24%
Spinnaker Choice with GMDB
2006	$10.400	346	$3,598	4.51%	1.75%	(4.77%)
2005	10.921	375	4,091	46.96%	1.75%	10.09%
Pioneer Bond VCT Class I
Spinnaker & Mainsail
2006	$26.205	217,260	$5,692,739	5.21%	1.40%	3.25%
2005	25.381	250,370	6,354,708	9.87%	1.40%	1.20%
2004	25.080	327,632	8,216,969	0.24%	1.40%	2.11%
2003	24.561	394,317	9,684,701	4.10%	1.40%	1.85%
2002	24.116	436,150	10,518,486	5.37%	1.40%	6.29%
Spinnaker Advisor
2006	$12.843	118,254	$1,518,553	5.19%	1.45%	3. 20%
2005	12.445	141,769	1,764,370	9.64%	1.45%	1.15%
2004	12.304	203,572	2,506,919	0.24%	1.45%	2.70%
2003	12.055	246,071	2,966,405	4.00%	1.45%	1.79%
2002	11.843	275,457	3,262,249	6.34%	1.45%	6.24%
Pioneer Emerging Markets VCT Class II
Spinnaker & Mainsail
2006	$18.904	96,275	$1,819,963	0.35%	1.40%	33.63%
2005	14.147	21,555	304,935	0.19%	1.40%	35.70%
2004	10.425	3,147	32,807	0.00%	1.40%	4.25%
Spinnaker Advisor
2006	$18.884	16,505	$311,684	0.27%	1.45%	33.56%
2005	14.139	3,228	45,636	0.14%	1.45%	35.64%
Spinnaker with GMDB
2006	$18.826	661	$12,438	0.40%	1.60%	88.26%
Spinnaker Choice
2006	$18.845	22,694	$427,676	0.05%	1.55%	88.45%
Pioneer Equity Income VCT Class II
Spinnaker & Mainsail
2006	$12.810	147,363	$1,887,770	1.64%	1.40%	20.43%
2005	10.637	480,888	5,115,226	2.48%	1.40%	4.06%
2004	10.222	47,848	489,122	0.77%	1.40%	2.22%
Spinnaker Advisor
2006	$12.797	30,516	$390,508	3.42%	1.45%	20.37%
2005	10.631	11,713	124,524	2.79%	1.45%	4.00%
2004	10.222	388	3,963	0.89%	1.45%	2.22%
Spinnaker with GMDB
2006	$12.757	26	$337	3.50%	1.60%	27.57%
Pioneer Fund VCT Class I
Spinnaker & Mainsail
2006	$58.560	1,341,636	$78,567,204	1.33%	1.40%	15.02%
2005	50.915	1,564,272	79,644,315	1.31%	1.40%	4.70%
2004	48.628	2,039,802	99,191,453	1.04%	1.40%	6.19%
2003	45.793	2,331,666	106,772,808	0.96%	1.40%	23.05%
2002	37.216	2,530,004	94,139,749	1.02%	1.40%	(26.94%)

Symetra Separate Account C

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
Pioneer Fund VCT Class I (Continued)
Spinnaker Advisor
2006	$9.205	100,061	$921,084	1.34%	1.45%	14.96%
2005	8.007	110,226	882,608	1.28%	1.45%	4.65%
2004	7.651	164,313	1,257,238	1.00%	1.45%	6.13%
2003	7.209	200,994	1,448,955	1.06%	1.45%	22.98%
2002	5.862	180,497	1,057,906	1.50%	1.45%	(26.97%)
Pioneer Growth Opportunities VCT Class I
Spinnaker & Mainsail
2006	$49.990	1,473,487	$73,660,152	0.00%	1.40%	4.13%
2005	48.006	1,788,116	85,840,023	0.00%	1.40%	5.21%
2004	45.629	2,264,792	103,339,925	0.00%	1.40%	20.62%
2003	37.828	2,497,956	94,493,213	0.00%	1.40%	40.95%
2002	26.837	2,745,739	73,679,365	0.00%	1.40%	(38.54%)
Spinnaker Advisor
2006	$11.751	221,561	$2,603,634	0.00%	1.45%	4.08%
2005	11.290	325,607	3,676,253	0.00%	1.45%	5.15%
2004	10.737	421,047	4,520,708	0.00%	1.45%	20.56%
2003	8.906	442,781	3,943,283	0.00%	1.45%	40.90%
2002	6.321	411,228	2,599,244	0.00%	1.45%	(38.57%)
Pioneer High Yield VCT Class II
Spinnaker & Mainsail
2006	$10.825	19,265	$208,522	5.39%	1.40%	6.74%
2005	10.141	8,138	82,522	5.20%	1.40%	0.28%
2004	10.112	-	-	0.00%	1.40%	1.12%
Spinnaker Advisor
2006	$10.814	5,171	$55,918	5.40%	1.45%	6.70%
2005	10.135	1,784	18,082	5.15%	1.45%	0.23%
2004	10.112	-	-	0.00%	1.45%	1.12%
Spinnaker Choice
2006	$10.791	1,353	$14,592	5.56%	1.55%	7.91%
Pioneer Mid-Cap Value VCT Class I
Spinnaker & Mainsail
2006	$25.381	633,805	$16,086,897	1.02%	1.40%	11.03%
2005	22.859	741,101	16,941,202	0.30%	1.40%	6.39%
2004	21.487	952,685	20,469,859	0.38%	1.40%	13.62%
2003	18.911	1,105,214	20,900,947	0.31%	1.40%	43.44%
2002	13.184	1,178,069	15,530,624	0.12%	1.40%	(24.98%)
Spinnaker Advisor
2006	$10.074	50,785	$511,625	1.02%	1.45%	10.97%
2005	9.078	64,279	583,512	0.31%	1.45%	6.34%
2004	8.537	87,945	750,774	0.38%	1.45%	13.57%
2003	7.517	86,349	649,130	0.37%	1.45%	43.65%
2002	5.244	76,956	403,496	0.18%	1.45%	(25.11%)
Pioneer Money Market VCT Class I
Spinnaker & Mainsail
2006	$18.025	249,012	$4,488,253	4.37%	1.40%	3.05%
2005	17.491	286,711	5,014,832	2.41%	1.40%	1.05%
2004	17.310	366,057	6,336,281	0.69%	1.40%	(0.71%)
2003	17.434	368,753	6,429,022	0.51%	1.40%	(0.90%)
2002	17.592	404,945	7,124,007	1.52%	1.40%	0.11%
Spinnaker Advisor
2006	$10.667	137,671	$1,468,556	4.47%	1.45%	2.99%
2005	10.357	98,224	1,017,284	2.34%	1.45%	1.00%
2004	10.254	160,197	1,642,734	0.65%	1.45%	(0.77%)
2003	10.334	316,587	3,271,513	0.51%	1.45%	(0.94%)
2002	10.432	458,796	4,786,422	1.52%	1.45%	0.07%

Symetra Separate Account C

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
Pioneer Real Estate VCT Class II7
Spinnaker & Mainsail
2006	$12.141	61,478	$746,397	2.45%	1.40%	21.41%
Spinnaker Advisor
2006	$12.137	21,226	$257,617	2.20%	1.45%	21.37%
Spinnaker with EEB
2006	$12.129	30	$363	2.65%	1.55%	21.29%
Spinnaker Choice
2006	$12.129	8,742	$106,025	2.57%	1.55%	21.29%
Pioneer Small-Cap Value VCT Class I8
Spinnaker & Mainsail
2006	$25.372	600,759	$15,242,261	0.82%	1.40%	10.71%
2005	22.917	675,901	15,489,898	0.61%	1.40%	13.35%
2004	20.218	862,713	17,442,241	0.00%	1.40%	20.60%
2003	16.764	846,355	14,188,166	0.69%	1.40%	40.80%
2002	11.906	741,022	8,823,169	0.55%	1.40%	(5.89%)
Spinnaker Advisor
2006	$21.951	172,660	$3,789,995	0.81%	1.45%	10.66%
2005	19.837	251,176	4,982,639	0.58%	1.45%	13.30%
2004	17.509	323,547	5,665,068	0.00%	1.45%	20.54%
2003	14.525	336,088	4,881,757	0.69%	1.45%	40.73%
2002	10.321	292,622	3,020,445	0.52%	1.45%	(5.94%)
Spinnaker with GMDB
2006	$25.237	87	$2,204	0.81%	1.60%	10.49%
2005	22.841	87	1,998	0.61%	1.60%	13.12%
2004	20.191	87	1,766	0.00%	1.60%	16.28%
Pioneer Small-Cap Value VCT Class II
Spinnaker & Mainsail
2006	$12.554	231,065	$2,900,693	0.00%	1.40%	12.56%
2005	11.153	229,855	2,563,540	0.00%	1.40%	9.56%
2004	10.180	14,246	145,020	0.00%	1.40%	1.80%
Spinnaker Advisor
2006	$12.541	73,594	$922,912	0.00%	1.45%	12.51%
2005	11.147	54,401	606,401	0.00%	1.45%	9.51%
2004	10.179	1,734	17,648	0.00%	1.45%	1.79%
Spinnaker with EEB
2006	$12.515	36	$444	0.00%	1.55%	25.15%
Spinnaker with GMDB
2006	$12.502	55	$680	0.00%	1.60%	12.34%
2005	11.129	3	29	0.00%	1.60%	9.33%
Spinnaker Choice
2006	$12.515	4,914	$61,495	0.00%	1.55%	12.39%
2005	11.135	3,803	42,343	0.00%	1.55%	9.40%
Spinnaker Choice with GMDB
2006	$12.463	252	$3,142	0.00%	1.75%	12.17%
2005	11.111	273	3,035	0.00%	1.75%	9.17%
Pioneer Strategic Income VCT Class II
Spinnaker & Mainsail
2006	$10.725	38,174	$409,361	5.24%	1.40%	4.77%
2005	10.237	25,365	259,657	5.62%	1.40%	1.07%
2004	10.129	-	-	0.00%	1.40%	1.29%
Spinnaker Advisor
2006	$10.713	13,211	$141,523	5.16%	1.45%	4.71%
2005	10.231	31,103	318,214	5.63%	1.45%	1.01%
2004	10.129	-	-	0.00%	1.45%	1.29%

Symetra Separate Account C

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
Pioneer Strategic Income VCT Class II (Continued)
Spinnaker Choice
2006	$10.691	627	$6,705	5.24%	1.55%	4.61%
2005	10.220	435	4,443	5.69%	1.55%	0.91%
Templeton Developing Markets
Spinnaker & Mainsail
2006	$21.107	206,618	$4,361,163	1.11%	1.40%	26.31%
2005	16.710	169,302	2,829,088	1.26%	1.40%	25.66%
2004	13.298	84,718	1,126,554	1.65%	1.40%	22.98%
2003	10.813	78,718	851,211	1.13%	1.40%	50.87%
2002	7.167	44,189	316,689	1.91%	1.40%	(1.54%)
Spinnaker Advisor
2006	$21.863	69,301	$1,515,144	1.11%	1.45%	26.25%
2005	17.317	67,312	1,165,654	1.09%	1.45%	25.59%
2004	13.788	31,623	436,003	1.84%	1.45%	22.92%
2003	11.217	29,407	329,873	0.48%	1.45%	50.79%
2002	7.439	18,820	139,989	8.96%	1.45%	(1.59%)
Spinnaker Choice
2006	$19.233	17,149	$329,815	0.91%	1.55%	26.13%
2005	15.249	4,004	61,063	0.34%	1.55%	25.48%
Templeton Global Income Securities II9
Spinnaker & Mainsail
2006	$10.907	45,542	$496,738	3.00%	1.40%	11.21%
2005	9.808	27,212	266,901	6.15%	1.40%	(2.05%)
Spinnaker Advisor
2006	$10.898	23,753	$258,863	1.82%	1.45%	11.15%
2005	9.805	8,039	78,817	5.23%	1.45%	(2.08%)
Spinnaker Choice
2006	$10.880	2,145	$23,339	0.00%	1.55%	8.80%
Spinnaker Choice with GMDB
2006	$10.844	286	$3,096	4.66%	1.75%	8.44%
Templeton Growth Securities
Spinnaker & Mainsail
2006	$15.273	408,888	$6,245,212	1.32%	1.40%	20.12%
2005	12.715	348,066	4,425,710	1.13%	1.40%	7.35%
2004	11.844	213,751	2,531,674	1.08%	1.40%	14.41%
2003	10.352	103,265	1,069,023	1.42%	1.40%	30.30%
2002	7.945	30,722	244,076	0.40%	1.40%	(20.55%)
Spinnaker Advisor
2006	$15.238	28,349	$431,989	1.28%	1.45%	20.06%
2005	12.692	33,757	428,440	1.07%	1.45%	7.30%
2004	11.828	26,974	319,055	1.15%	1.45%	14.35%
2003	10.344	27,037	279,659	1.63%	1.45%	30.24%
2002	7.942	6,178	49,065	0.00%	1.45%	(20.58%)
Spinnaker with GMDB
2006	$15.192	659	$10,019	1.34%	1.60%	19.88%
2005	12.673	659	8,357	1.74%	1.60%	7.14%
2004	11.828	96	1,135	0.00%	1.60%	12.18%
Spinnaker Choice
2006	$14.427	5,869	$84,673	1.36%	1.55%	19.94%
2005	12.029	3,641	43,793	1.51%	1.55%	7.20%
Spinnaker Choice with GMDB
2006	$14.351	558	$8,012	1.34%	1.75%	19.70%
2005	11.989	558	6,690	0.00%	1.75%	6.99%

Symetra Separate Account C

Notes to Financial Statements

6.  ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Income Ratio[12]	Expense Ratio[13]	Total Return[14]
Wanger US Smaller Companies
Spinnaker & Mainsail
2006	$44.382	11,987	$531,993	0.24%	1.40%	6.38%
2005	41.721	15,840	660,882	0.00%	1.40%	9.71%
2004	38.028	18,343	697,561	0.00%	1.40%	16.68%
2003	32.591	23,822	776,383	0.00%	1.40%	41.23%
2002	23.076	30,619	706,540	0.00%	1.40%	(17.97%)

  1  AIM Growth and AIM Aggressive Growth were reorganized into AIM Capital Appreciation I effective April 28, 2006. AIM Capital Appreciation I total return is based on the beginning unit value of 10.00.

  2  The commencement date was March 14, 2006. The 2006 activity is from that date through December 31, 2006, where applicable.

  3  The commencement date was March 14, 2006. The 2006 activity is from that date through December 31, 2006, where applicable.

  4  AIM Global Real Estate was known as AIM Real Estate Fund prior to July 3, 2006.

  5  DWS Balanced VIP A was known as Scudder Total Return prior to February 6, 2006 and Scudder Balanced prior to April 29, 2005.

  6  DWS International VIP A was known as Scudder International A prior to February 6, 2006.

  7  The commencement date was April 28, 2006. The 2006 activity is from that date through December 31, 2006, where applicable.

  8  Pioneer Small-Cap Value VCT Class I was known as Pioneer Small-Cap Value II VCT Class 1 prior to May 24, 2006.

  9  The commencement date was April 29, 2005. The 2005 activity is from that date through December 31, 2005, where applicable.

  10  Franklin Small-Mid Cap Growth Securities was known as Franklin Small Cap prior to April 29, 2005.

  11  ING JP Morgan Emerging Markets Equity I was known as ING Emerging Markets prior to December 2, 2005.

  12  These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying fund, net of fund expenses including management fees assessed by the fund manager, divided by the trading days average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-accounts invest. Accordingly, significant changes in the net assets of the sub-account may cause the Investment Income Ratio to be higher or lower than if the net assets had been constant.

  13  These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense risk charges and asset related administration fees, for the period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

  14  These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio with the exception of fund reorganizations. Funds that have reorganized during the year present information through the time of the reorganization. The total return ratio does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

7.  SUBSEQUENT EVENT

In 2007, Symetra Life determined that shares of American Century VP Ultra Class II (the Portfolio), offered as an investment option in the variable annuity contracts, were purchased and redeemed as Class I shares of the Portfolio. As a result, contract holders who elected to invest in the American Century VP Ultra Class II shares actually received the American Century VP Ultra Class I shares. Consequently, the daily 12b-1 fee applicable to the Class II shares was not deducted from assets of the Portfolio.

Effective March 16, 2007, the Company began purchasing and redeeming the correct Class II shares of the Portfolio as previously disclosed in the prospectus. Class I shares will continue to be available to those contract holders who remain continuously invested as of March 15, 2007. 12b-1 fees applicable to the Class II shares will be deducted on a prospective basis from the assets of the portfolio.

Symetra Separate Account C

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Symetra Life Insurance Company and Participants of Symetra Separate Account C

We have audited the accompanying statements of assets and liabilities of Symetra Separate Account C (comprising, respectively, the AIM Capital Appreciation I, AIM Capital Appreciation II, AIM Capital Development Series I, AIM Capital Development Series II, AIM Global Healthcare, AIM Global Real Estate, AIM International Growth I, AIM International Growth II, American Century Balanced, American Century Inflation Protection, American Century International, American Century Large Company Value, American Century Ultra, American Century Value, Dreyfus Appreciation, Dreyfus Midcap Stock, Dreyfus Quality Bond, Dreyfus Socially Responsible, Dreyfus Stock Index, Dreyfus Technology Growth, DWS Balanced VIP A, DWS International VIP A, Federated Capital Income, Federated High Income Bond, Federated International Equity, Fidelity Asset Manager, Fidelity Contrafund, Fidelity Equity Income, Fidelity Growth, Fidelity Growth & Income, Fidelity Growth Opportunities, Fidelity Mid-Cap Advisor, Fidelity VIP Money Market Service Class, Franklin Flex Cap Growth Securities, Franklin Income Securities Fund Class II, Franklin Small Cap Value Fund, Franklin Small-Mid Cap Growth, Franklin U.S. Government, ING JP Morgan Emerging Markets Equity I, ING Natural Resources, JP Morgan International Equity, JP Morgan Mid-Cap Value, JP Morgan US Large Cap Core Equity, Mutual Shares Securities, PIMCO All Assets Portfolio Advisor, PIMCO Commodity Fund Admin, Pioneer Bond VCT Class I, Pioneer Emerging Markets VCT Class II, Pioneer Equity Income VCT Class II, Pioneer Fund VCT Class I, Pioneer Growth Opportunities VCT Class I, Pioneer High Yield VCT Class II, Pioneer Mid-Cap Value VCT Class I, Pioneer Money Market VCT Class I, Pioneer Real Estate VCT Class II, Pioneer Small-Cap Value VCT Class I, Pioneer Small-Cap Value VCT Class II, Pioneer Strategic Income VCT Class II, Templeton Developing Markets, Templeton Global Income Securities II, Templeton Growth Securities, and Wanger US Smaller Companies sub-accounts) ("the Separate Account") as of December 31, 2006, and the related statements of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective sub-accounts constituting Symetra Separate Account C at December 31, 2006, the results of their operations for the year then ended, and the changes in their net assets for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2006 the Separate Account changed its method of accounting for realized gains and losses on investment transactions and net changes in unrealized appreciation and depreciation.

Seattle, Washington
April 13, 2007

SYMETRA SEPARATE ACCOUNT C

PART C

OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

a.               Financial Statements The following audited financial statements of Symetra Separate Account C and Symetra Life Insurance Company (“Symetra Life”) are included in the Statement of Additional Information of this Registration Statement:

1.               The most recent audited financial statements of the Separate Account as of December 31, 2006 and for each of the years or periods presented.

2.               The consolidated financial statements of Symetra Life Insurance Company and Subsidiaries as of December 31, 2006 and for each of the years in the three-year period ended December 31, 2006.

b.                Exhibits

Exhibit	Description	Reference

1	Resolution of Board of Directors of the Symetra Life authorizing the Separate Account	(1)

2	Not Applicable

3	(i) Principal Underwriter’s Agreement	(1)
	Amendment to Principal Underwriter’s Agreement	(4)
	(ii) Form of Broker-Dealer Selling Agreement	(2)

4.	(i) Individual Flexible Premium Deferred Variable Annuity Contract.	Filed Herewith
	(ii) Guaranteed Minimum Death Benefit – Age Extension	(5)

5.	Application for Annuity Contract.	Filed Herewith

6.	(i) Copy of Articles of Incorporation of Symetra as amended 11/26/90.	(1)
	Amendment to Articles of Incorporation of Symetra dated 9/1/04	(3)
	(ii) Copy of the Bylaws of Symetra as amended 6-4-04	(3)

7.	Not Applicable

8.	Participation Agreement (Fidelity)	(6)
	Form of Sub-Licensing Agreement	(6)

	Form of Participation Agreement (Vanguard)	Filed Herewith

	Form of Participation Agreement (Ibbotson)	Filed Herewith

9.	Opinion and Consent of Counsel	(5)

10.	Consent of Ernst and Young LLP, Independent Registered Public Accounting Firm	Filed Herewith
11.	Not Applicable
12.	Not Applicable

(1)	Incorporated by reference to registration statement of Symetra Separate Account C filed on Form N-4, filed with the Securities and Exchange Commission on June 16, 1995 (File No. 33-60331).

(2)	Incorporated by reference to Post-Effective Amendment No. 22 on Form N-6 registration statement of Symetra Separate Account SL filed with the SEC on December 19, 2002 (File No. 333-30329).

(3)	Incorporated by reference to Post-Effective Amendment No. 17 on Form N-4 registration statement of Symetra Separate Account C filed with the SEC on December 1, 2004 (File No. 33-69712).

(4)	Incorporated by reference to Post-Effective Amendment No. 23 on Form N-4 registration statement of Symetra Separate Account C filed with the SEC on April 28, 2006 (File No. 33-69712).

(5)	Incorporated by reference to Post-Effective Amendment No. 52 on Form N-4 registration statement of Symetra Separate Account C filed with the SEC on September 18, 2006 (File No. 333-137411).

(6)	Incorporated by reference to Post-Effective Amendment No. 34 on Form N-6 registration statement of Symetra Separate Account SL filed with the SEC on April 30, 2007 (File No. 333-30329).

Item 25. Directors and Officers of the Depositor

Set forth below is a list of each director and officer of Symetra Life Insurance Company (“Symetra Life”) who is engaged in activities relating to Symetra Separate Account C or the variable annuity contracts offered through Symetra Separate Account C.

Name	Positions with Symetra	Principal Business Address
Randall H. Talbot	Director, President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Roger F. Harbin	Director, Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Allyn D. Close	Director, Senior Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

George C. Pagos	Director, Vice President, General Counsel and Secretary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Jennifer V. Davies	Director, Senior Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Margaret A. Meister	Director, Chief Financial Officer and Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Tommie Brooks	Vice President and Chief Actuary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Colleen M. Murphy	Vice President, Controller, Treasurer and Assistant Secretary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Jon David Parker	Assistant Vice President and Senior Actuary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Jean B. Liebmann	Assistant Vice President and Actuary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Michele M. Kemper	Vice President and Chief Compliance Officer of the Separate Account	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Item 26.  Persons Controlled By or Under Common Control With the Depositor or Registrant

No person is directly or indirectly controlled by Symetra Separate Account C (“Registrant”).  Symetra Life Insurance Company (“Symetra Life”) established Registrant by resolution of its Board of Directors pursuant to Washington law.  Symetra Life is a wholly owned subsidiary of  Symetra Financial Corporation.   Symetra Financial Corporation is organized under Delaware law and Symetra Life is organized under Washington law. All subsidiaries are included in consolidated financial statements.  In addition, Symetra Life files a separate financial statement in connection with its issuance of products associated with its registration statement.  Following is the organizational chart of  Symetra Financial Corporation.

Name	Ownership	State of Incorporation	Business
Symetra Financial Corporation	Holding Company	DE	Insurance Holding Company
Symetra Life Insurance Company	100% Symetra Financial Corporation	WA	Life Insurance Company
Symetra National Life Insurance Company	100% Symetra Life Insurance Company	WA	Life Insurance Company
First Symetra National Life Insurance Company of New York	100% Symetra Life Insurance Company	NY	Life Insurance Company
Symetra Assigned Benefits Service Company	100% Symetra Financial Corporation	WA	Structured Settlements
Symetra Administrative Services, Inc.	100% Symetra Financial Corporation	WA	Holding Company
Employee Benefit Consultants, Inc.	100% Symetra Administrative Services, Inc.	WI	Third Party Administrator
Wisconsin Pension and Group Services, Inc.	100% Symetra Administrative Services, Inc.	WI	Insurance Agency
Symetra Securities, Inc.	100% Symetra Financial Corporation	WA	Broker Dealer/ Underwriter
Symetra Services Corporation	100% Symetra Financial Corporation	WA	Administrative Services
Symetra Investment Services, Inc.	100% Symetra Financial Corporation	WA	Broker Dealer
TFS Training & Consulting, Inc.	100% Symetra Financial Corporation	WA	Training and Consulting
Clearscape Funding Corporation	100% Symetra Financial Corporation	WA	Structured Settlements Factoring

Item 27.  Number of Contract Owners

As of  March 31, 2007, there were 29,662 Contract Owners under the Registrant.

Item 28.  Indemnification

Under its Bylaws, Symetra Life, to the full extent permitted by the Washington Business Corporation Act, shall indemnify any person who was or is a party to any proceeding (whether brought by or in the right of Symetra Life or otherwise) by reason of the fact that he or she is or was a director of Symetra Life, or, while a director of Symetra Life, is or was serving at the request of Symetra Life as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with such proceeding.

Symetra Life shall extend such indemnification as is provided to directors above to any person, not a director of Symetra Life, who is or was an officer of Symetra Life or is or was serving at the request of Symetra Life as a director, officer, partner, trustee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan.  In addition, the Board of Directors of Symetra Life may, by resolution, extend such further indemnification to an officer or such other person as it may seem fair and reasonable in view of all relevant circumstances.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Symetra Life pursuant to such provisions of the bylaws or statutes or otherwise, Symetra Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Symetra Life of expenses incurred or paid by a director, officer or controlling person of Symetra Life in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the contracts issued by the Separate Account, Symetra Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

a.                           Symetra Securities, Inc., the principal underwriter for the contracts, also acts as the principal underwriter for Symetra Life’s Individual Flexible Premium Variable Life Insurance Policies and Group Variable Annuity Contracts.

b.                          The following information is provided for each officer and director of the principal underwriter:

Name	Positions and Offices with Underwriter	Principal Business Address
Linda C. Mahaffey	Director and President	777 108th Ave NE, Suite 1200 Bellevue, WA 98004

Roger F. Harbin	Director, Senior Vice President	777 108th Ave NE, Suite 1200 Bellevue, WA 98004

Joanne Salisbury	Vice President	777 108th Ave NE, Suite 1200 Bellevue, WA 98004

LeeAnna G.K. Glessing	Treasurer and Financial Principal	777 108th Ave NE, Suite 1200 Bellevue, WA 98004

Allyn D. Close	Director	777 108th Ave NE, Suite 1200 Bellevue, WA 98004

Michael F. Murphy	Assistant Vice President and Chief Compliance Officer	777 108th Ave NE, Suite 1200 Bellevue, WA 98004

Scott L. Bartholomaus	Vice President	777 108th Ave NE, Suite 1200 Bellevue, WA 98004

c.                           During the fiscal year ended December 31, 2006, Symetra Securities, Inc. received $5,555,210 in commissions for the distribution of certain annuity contracts sold in connection with Registrant of which no payments were retained.  Symetra Securities, Inc. did not receive any other compensation in connection with the sale of Registrant’s contracts.

Item 30.  Location of Accounts and Records

Symetra Life Insurance Company at 777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004 maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

Item 31.  Management Services

Not Applicable

Item 32.  Undertakings

1.                                       The Registrant hereby undertakes to:

a.                           File a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

b.                          Include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

c.                           Deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Representations

1.                                       Registrant hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

a.                           Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

b.                          Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

c.                           Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants; and

d.                          Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant’s understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer’s Section 403(b) arrangement to which the participant may elect to transfer his contract value.

2.                                       Symetra Life represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Symetra Life.

Item 33.  Fee Representation

Pursuant to the Investment Company Act of 1940, Symetra Life represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Symetra Life.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of the Registration Statement and has duly caused this Registration Statement to be signed on its behalf, in the City of Bellevue, and State of Washington on this 15th day of May, 2007.

Symetra Separate Account C
Registrant

By:	Symetra Life Insurance Company

By:	RANDALL H. TALBOT*
Randall H. Talbot, President

Symetra Life Insurance Company
Depositor

By:	RANDALL H. TALBOT*
Randall H. Talbot, President

Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated.  Those signatures with an asterisk indicate that the signature was supplied by a duly appointed attorney-in-fact under a valid Power of Attorney which is incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 registration statement of Symetra Separate Account SL filed with the SEC on December 20, 2006 (File No. 333-136776).

NAME	TITLE

Allyn D. Close *	Director
Allyn D. Close

Jennifer V. Davies *	Director
Jennifer V. Davies

Roger F. Harbin *	Director and Executive Vice President
Roger F. Harbin

Margaret A. Meister *	Director, Chief Financial Operator and
Margaret A. Meister	Executive Vice President

Colleen M. Murphy *	Vice President, Controller, Treasurer and
Colleen M. Murphy	Assistant Secretary

/s/ George C. Pagos	Director, Vice President, General Counsel and
George C. Pagos	Secretary

Randall H. Talbot *	Director and President
Randall H. Talbot